    As filed with the Securities and Exchange Commission on February 4, 1999
                                                       Registration No. 333-
================================================================================
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                             Sonic Automotive, Inc.
            (Exact name of registrant as specified in its charter)


                 Delaware                        56-2010790
     (State or Other Jurisdiction of          (I.R.S. Employer
      Incorporation or Organization)         Identification No.)

                        5401 East Independence Boulevard
                                 P.O. Box 18747
                        Charlotte, North Carolina 28218
                            Telephone (704) 532-3320
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                ---------------
                              Mr. O. Bruton Smith
                            Chief Executive Officer
                             Sonic Automotive, Inc.
                        5401 East Independence Boulevard
                                 P.O. Box 18747
                        Charlotte, North Carolina 28218
                            Telephone (704) 532-3320
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copies to:

             Peter J. Shea, Esq.                        Stuart H. Gelfond, Esq.
     Parker, Poe, Adams & Bernstein L.L.P.     Fried, Frank, Harris, Shriver & Jacobson
                2500 Charlotte Plaza                      One New York Plaza
         Charlotte, North Carolina 28244               New York, New York 10004
              Telephone (704) 372-9000                 Telephone (212) 859-8000

                                ---------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         Title of Each Class                           Proposed Maximum    Proposed Maximum    Amount of
          of Securities to             Amount to be     Offering Price        Aggregate       Registration
            be Registered             Registered (1)      Per Unit(2)     Offering Price(2)       Fee
 Class A common stock, par value
  $0.01 per share...................    9,267,037         $ 15.15625         $140,453,530       $39,050

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) This Registration Statement covers the sale of up to 9,267,037 shares of Class A common stock, par value $.01 per share, of the Registrant, of which 7,000,000 shares are being registered for an offering by the Registrant, 1,058,293 shares are being registered for resale on behalf of selling stockholders and 1,208,744 shares are being registered for an offering by the Registrant and for resale by selling stockholders upon the exercise of an over-allotment option to be granted to the Underwriters.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee. The average of the high and low prices reported on the New York Stock Exchange was $15.15625 on February 3, 1999.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                 Preliminary Prospectus dated February 4, 1999


                                  PROSPECTUS


                               8,058,293 Shares


                          [SONIC AUTOMOTIVE INC LOGO]


                             Class A Common Stock

                                ---------------
     Sonic Automotive, Inc. is selling 7,000,000 of the shares of Class A common stock and certain of our stockholders are selling 1,058,293 of the shares of Class A common stock.


     The Class A common stock trades on the New York Stock Exchange under the symbol "SAH." On February 3, 1999, the last sale price of the Class A common stock as reported on the New York Stock Exchange was $14 5/8 per share.


     Investing in the Class A common stock involves risks which are described in the "Risk Factors" section beginning on page 11 of this prospectus.

                                ---------------

                                                                       Per Share     Total
                                                                      -----------   ------
   Public Offering Price ..........................................   $             $
   Underwriting Discount ..........................................   $             $
   Proceeds, before expenses, to Sonic ............................   $             $
   Proceeds, before expenses, to the selling stockholders .........   $             $

     The Underwriters may also purchase up to an additional 1,063,156 shares from us, and up to an additional 145,588 shares from one of the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares of Class A common stock will be ready for delivery in New York,
New York on or about      , 1999.


                                ---------------
     Merrill Lynch & Co.

                    BancBoston Robertson Stephens

                                Stephens Inc.

                                           NationsBanc Montgomery Securities LLC
                                ---------------
                  The date of this prospectus is      , 1999.

                    [SONIC AUTOMOTIVE INC LOGO APPEARS HERE]




[MAP OF UNITED STATES APPEARS HERE HIGHLIGHTING STATES WHERE SONIC AUTOMOTIVE
 HAS DEALERSHIPS, ASSUMING THE PENDING ACQUISITIONS ARE COMPLETED.]





BMW and Volkswagen of             Economy Honda                   Infiniti of Chattanooga         Sam White Motor City
  Nashville                       Fitzgerald Chevrolet            Imports of Florence             Superior Oldsmobile-Cadillac-GMC
BMW and Volvo of                  Fort Mill Chrysler-             Kia and Volkswagen of           Tampa Volvo
  Chattanooga                       Plymouth-Dodge                  Chattanooga                   Tom Williams Buick
Bondesen Chevrolet Oldsmobile     Fort Mill Ford                  Lake Norman Chrysler-           Tom Williams Cadillac
  Cadillac GMC                    Freedom Ford                      Plymouth-Jeep                 Tom Williams Lexus
Capitol Chevrolet                 Frontier Oldsmobile-Cadillac    Lake Norman Dodge               Tom Williams Imports
Capitol Imports                   Global Imports                  Lloyd Mercedes-Nissan           Town and Country Chrysler-
Casa Ford                         Halifax Ford-Mercury            Lloyd Pontiac-Cadillac-GMC        Plymouth-Jeep of Rock Hill
Century BMW                       Hatfield Hyundai-Isuzu-Subaru   Lone Star Ford                  Town and Country Ford
Clearwater Mitsubishi             Hatfield Lincoln-Mercury        Newsome Automotive              Town and Country Ford of Cleveland
Clearwater Toyota                 Hatfield Volkswagen-Jeep        Newsome Chevrolet World         Town and Country Toyota
Cleveland Chrysler-               Heritage Lincoln-Mercury        Rally Mitsubishi                Toyota West
  Plymouth-Jeep                   Higginbotham Chevy-Olds         Ron Craft Chevrolet-Cadillac-   Trader Bud's Westside
Dodge of Chattanooga              Higginbotham Automobiles          Oldsmobile                      Chrysler-Plymouth
Dyer & Dyer Volvo                 Infiniti of Charlotte           Ron Craft Chrysler Plymouth     Trader Bud's Westside Dodge
                                                                    Jeep


This list of dealerships shown above assumes that Sonic completes its pending acquisitions.

                               TABLE OF CONTENTS

                                                                                        Page
                                                                                       -----
Prospectus Summary ...................................................................   5
Risk Factors .........................................................................  11
Recent Acquisitions ..................................................................  23
Use of Proceeds ......................................................................  23
Dividend Policy ......................................................................  24
Price Range of Class A Common Stock ..................................................  24
Capitalization .......................................................................  25
Selected Consolidated Financial Data .................................................  26
Unaudited Pro Forma Consolidated Financial Data ......................................  28
Management's Discussion and Analysis of Financial Condition and Results of Operations   36
Business .............................................................................  44
Management ...........................................................................  59
Principal and Selling Stockholders ...................................................  61
Certain Transactions .................................................................  63
Description of Capital Stock .........................................................  68
Description of Certain Indebtedness ..................................................  71
Certain Manufacturer Restrictions ....................................................  74
Shares Eligible for Future Sale ......................................................  75
Underwriting .........................................................................  77
Legal Matters ........................................................................  79
Experts ..............................................................................  79
Where You Can Find More Information About Sonic ......................................  79

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, its supplements and documents incorporated by reference into it contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Litigation Securities Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, or of our directors or officers, with respect to, among other things:

     o our potential acquisitions;

     o our financing plans;

     o trends affecting our financial condition or results of operations; and

     o our business and growth strategies.

     You are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Among others, factors that could adversely affect actual results and performance include:

     o local and regional economic conditions in the areas we serve;

     o the level of consumer spending;

     o our relationships with manufacturers;

     o high competition;

     o site selection and related traffic and demographic patterns;

     o inventory management and turnover levels;

     o realization of cost savings; and

     o our success in integrating recent and potential future acquisitions.

     Additional factors that could negatively affect our future financial condition and operations are discussed under the heading "Risk Factors" and in other parts of this prospectus. You are urged to consider these factors carefully before investing in our Class A common stock.

     All forward-looking statements made by us in this prospectus are qualified by the cautionary statement above.
                                ---------------
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities (1) in any jurisdiction where the offer or sale is not permitted, (2) where the person making the offer is not qualified to do so, or
(3) to any person who can not legally be offered the securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
                                ---------------
     This prospectus includes statistical data regarding the retail automotive industry. Unless otherwise indicated, this data is taken from information published by (1) The Wall Street Journal, (2) a division of Intertec Publishing Corp. in its "Ward's Dealer Business," (3) Crain's Communications, Inc. in its "Automotive News" and "1998 Market Data Book," (4) ADT Automotive in its "1998 Used Car Market Report," (5) the U.S. Census Bureau, or (6) the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its "Industry Analysis and Outlook" and "Automotive Executive Magazine" publications.

                               PROSPECTUS SUMMARY

     This summary highlights the more detailed information and financial statements from this prospectus. Unless we indicate otherwise, all information in this prospectus reflects our 2-for-1 common stock split that occurred on January 25, 1999 and assumes that the Underwriters' over-allotment option is not exercised.


                             Sonic Automotive, Inc.


     Sonic is one of the top five automotive retailers in the United States, as measured by total revenue, operating 39 dealerships and 14 collision repair centers in 10 metropolitan areas of the Southeastern, Southwestern and Midwestern United States. We sell new and used cars, light trucks and replacement parts and provide vehicle maintenance, warranty, paint and repair services. We also arrange related financing and insurance ("F&I") for our automotive customers. Sonic operates dealerships in metropolitan markets which on average are experiencing population growth that is more than one and a half times the national average. These markets are:


o Atlanta, Georgia              o Daytona Beach, Florida                   o Montgomery, Alabama
o Charlotte, North Carolina     o Greenville/Spartanburg, South Carolina   o Nashville, Tennessee
o Chattanooga, Tennessee        o Houston, Texas                           o Tampa/Clearwater, Florida
o Columbus, Ohio

     In several of our markets, our dealerships have a significant market share for new cars and light trucks. Sonic has signed definitive agreements to acquire 16 additional dealerships in some of its existing markets and in the new markets of Birmingham, Alabama and Columbia, South Carolina.


Company Strengths

     o Disciplined Acquisition Strategy. Sonic applies a disciplined approach to potential acquisitions, utilizing a "hub and spoke" acquisition strategy. In 1998, our senior managers reviewed approximately 138 potential acquisitions with approximately $10.2 billion in revenue and were approached by numerous other dealerships interested in being acquired. After performing these reviews, Sonic signed definitive agreements for 18 acquisitions representing over $1.4 billion in revenue, of which 8 have been consummated. When analyzing a potential acquisition, we consider the following factors:


  o  overall fit with operating strategy;     o  quality of existing management;
  o  return on investment;                    o  impact on our relationships with manufacturers; and
  o  impact on earnings per share;            o  real estate and facilities.

     o Proven Track Record of Integrating and Improving Acquisitions. In recent years, Sonic has grown primarily through acquisitions. Senior management of Sonic has collectively acquired and integrated more than 75 dealerships during their careers to date. This acquisition experience helps us to identify and capitalize on opportunities for improvement and determine and implement corrective actions. For example, pro forma operating income (including floor plan interest expense) of dealerships acquired before December 31, 1997 increased 13.7% from the first nine months of 1997 to the first nine months of 1998.

     o Benefits of Scale. After acquiring a dealership, we have the potential to improve its performance by utilizing our existing strengths of experienced management, best practices and employee training. We have been most successful at leveraging these strengths in Charlotte and Houston where, subsequent to acquiring satellite dealerships in these markets, we have improved significantly both the revenue and, more importantly, the margins of such dealerships. As we acquire more dealerships in a particular market, we benefit from the following additional economies of scale:

     o Improved terms on bank and floor plan financing and inventory management. Our floor plan expense, as a percentage of sales, has been reduced from 1.5% for the nine months ended September 30, 1997 to 1.0% for the nine months ended September 30, 1998 as a result of negotiating with a single provider and improved inventory management.

     o Reduced advertising costs as a percentage of sales. We have reduced our advertising costs from 1.4% of sales for the nine months ended September 30, 1997 to 1.1% of sales for the nine months ended September 30, 1998. More specifically, we were able to reduce our print advertising costs in both Charlotte and Houston by over 40%.

     o Improved commissions on sales of finance and insurance products. Sonic's large and increasing volume of F&I sales has allowed us to renegotiate more favorable commissions on the sales of these products. These renegotiated commission rates resulted in incremental commissions of $1.1 million for the first nine months of 1998.

     o Lower costs for property and casualty and workers' compensation insurance. Annual premiums under these policies have decreased from approximately $3.5 million to $2.6 million.

     o Consistent Record of Internal Growth. In addition to identifying, consummating and integrating attractive acquisitions, Sonic continually focuses on improving its existing dealership operations. As a result, we have a history of internal growth as demonstrated by same store sales growth of 16.3% in 1995, 6.4% in 1996, 10.1% in 1997 and 5.4% for the nine months ended September 30, 1998. Sonic believes that its historical level of internal growth exceeds the industry average.


                               % OF GROSS PROFIT


                            [Pie Chart Appears Here]


      USED                         NEW              SERVICE, PARTS AND
    VEHICLES        F&I          VEHICLES            COLLISION REPAIR

      15%           14%             37%                    34%



   o Diverse Offering of Automotive Brands, Products and Services. We sell a wide variety of 23 domestic and international brands of new automotive vehicles in 10 metropolitan areas. We believe this product and geographic diversity (1) reduces our reliance on any single manufacturer and (2) mitigates the effect of regional economic conditions and changing consumer preference.

     In addition to selling a broad range of new vehicles, Sonic has a balanced portfolio of other automotive products and services including F&I, used vehicles, and service, parts and collision repair. The graphic to the right shows the breakdown of these products and services, represented as a percentage of Sonic's total gross profit for the nine months ended September 30, 1998.

 o Experienced Management Team with Extensive Automotive Retailing
   Background. Sonic's senior management team, which consists of O. Bruton Smith, Chairman and Chief Executive Officer; B. Scott Smith, President and Chief Operating Officer; Dennis Higginbotham, President of Retail Operations; Theodore Wright, Chief Financial Officer; and Jeff Rachor, Vice President of Retail Operations, has, on average, 20 years of experience working in the automotive industry. During the course of their individual careers, Messrs. Bruton Smith, Scott Smith, Higginbotham and Rachor have each owned and/or operated individual dealerships. We believe that this first-hand operating experience among our senior management will enable us to continue to acquire and integrate dealerships into the Sonic platform quickly and effectively.



Strategy

     o Acquire Selected Dealerships. We believe that attractive acquisition opportunities exist for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships. The automotive retailing industry is highly fragmented, with the largest 100 dealer groups generating approximately 10% of the industry's $673 billion of total sales in 1997 and controlling less than 5% of all new vehicle dealerships in the United States. We believe that these factors, together with the increasing capital costs of operating automobile dealerships, the lack of alternative exit strategies (especially for larger dealerships) and the aging of many dealership owners provide attractive consolidation opportunities. We believe our "hub and spoke" acquisition strategy will allow us to capitalize on economies of scale, offer a greater breadth of products and services and increase brand diversity. Generally, we retain the management of a well-run dealership in order to benefit from its market knowledge, name recognition and local reputation. In addition, we selectively acquire dealerships that have underperformed the industry average but which carry attractive product lines or have attractive locations and which would benefit from our existing infrastructure.

     o Increase Sales of Higher Margin Products and Services. Sonic intends to increase its sales of higher-margin products and services by, for instance, expanding its collision repair business and increasing sales of used vehicles.

     o Control Costs. We are focused on controlling expenses and expanding margins at the dealerships we acquire and integrate into our organization. Approximately 73% of our operating costs for the first nine months of 1998 were variable. We are able to adjust these expenses as the operating or economic environment impacting our dealerships changes. We manage these variable costs, such as floor plan (9%), advertising (10%) and compensation (50%) expenses, so that they are generally related to vehicle sales and can be adjusted in response to changes in vehicle sales volume. We also focus on controlling components of fixed cost.

     o Enhance Profit Opportunities in Finance and Insurance. Sonic offers a wide range of financing and leasing alternatives for the purchase of vehicles, as well as credit life, accident and health and disability insurance and extended service contracts. As a result of our size and scale, we have negotiated increased commissions on the origination of customer vehicle financing and insurance policies, which resulted in incremental F&I commissions of $1.1 million for the first nine months of 1998.

     o Train, Develop and Motivate Qualified Management. We believe that our well trained dealership personnel is key to our long-term prospects. We believe that our comprehensive training of all employees and the institution of a decentralized, multi-tiered management structure to supervise effectively our dealership operations provide us with a competitive advantage over other dealership groups. In order to motivate management, we employ an incentive compensation program for each officer, vice president and executive manager, a portion of which is provided in the form of Sonic stock options with additional incentives based on the performance of individual profit centers. We believe that this organizational structure, together with the opportunity for promotion and for equity participation, serve as a strong motivation for our employees.

     o Achieve High Levels of Customer Satisfaction. We focus on maintaining high levels of customer satisfaction. Our personalized sales process is designed to satisfy customers by providing high-quality vehicles in a positive, "consumer friendly" buying environment.


                              Recent Acquisitions

     Sonic recently acquired the Higginbotham automotive group, Tampa Volvo, Ron Craft Chevrolet-Cadillac-Oldsmobile, Infiniti of Charlotte and Ron Craft Chrysler Plymouth Jeep for a total purchase price of $45.8 million. In addition, we have recently entered into definitive agreements to acquire Rally Mitsubishi, the Tom Williams dealerships, Global Imports, Bondesen Chevrolet Oldsmobile Cadillac, Fitzgerald Chevrolet, the Newsome dealerships, Superior Oldsmobile-Cadillac-GMC, the Lloyd dealerships and Sam White Motor City for a total purchase price of $98.0 million. We intend to use a portion of the proceeds from this offering to repay debt used to fund these completed acquisitions and to pay a portion of the purchase price for these pending acquisitions.


                                  Risk Factors

     See "Risk Factors" beginning on page 11 for a discussion of other factors that should be considered by prospective purchasers of the Class A common stock offered hereby.

                                  The Offering

Class A Common Stock offered:

 By Sonic.......................   7,000,000 shares(1)

 By the selling stockholders....   1,058,293 shares(2)

  Total shares offered..........   8,058,293 shares(1)(2)


Common Stock to be outstanding after the offering:

 Class A common stock...........   19,912,405 shares

 Class B common stock...........   12,400,000 shares

  Total shares of common stock outstanding
   after the offering...........   32,312,405 shares(1)(2)


Voting rights...................   The Class A common stock and Class B common
                                   stock vote as a single class on all matters, except as otherwise required by law or Sonic's charter, with each share of Class A common stock entitling its holders to one vote and each share of Class B common stock entitling its holder to ten votes except with respect to certain limited matters. See
                                   "Description of Capital Stock."

Use of proceeds.................   We estimate that the net proceeds to Sonic
                                   from this offering (without exercise of the
                                   over-allotment options) will be approximately
                                   $   million.

                                   We intend to use these net proceeds to fund our pending and future acquisitions and to repay debt incurred to fund previous acquisitions. Currently, Sonic has pending acquisitions for $66.6 million in cash. Pending consummation of our future acquisitions, we will temporarily use the funds to repay debt, which may subsequently be reborrowed.

                                   We will not receive any proceeds from the sale of common stock by selling stockholders.

New York Stock Exchange symbol...  "SAH"
---------
(1) Does not include (a) up to an aggregate of 1,208,744 shares of Class A common stock that may be sold by Sonic and by one of the selling stockholders upon exercise of the over-allotment options granted to the Underwriters, see "Underwriting," (b) 3,261,680 shares of Class A common stock issuable upon exercise of outstanding options, and (c) 1,320,172 estimated shares of Class A common stock issuable upon conversion of outstanding preferred stock (assuming such shares were converted on February 3, 1999).

(2) The selling stockholders collectively hold 17,985 shares of preferred stock of Sonic, of which 12,769 shares will be converted into 722,609 shares of Class A common stock to be sold in this offering (assuming such shares were converted on the basis of the Class A common stock being $18.00 per share). If the number of shares received on actual conversion of preferred stock differs, the number of shares to be sold by the selling stockholders in the offering may be appropriately adjusted and the number of shares to be sold by Sonic will also be adjusted so that the total number of shares to be sold in the offering will remain 8,058,293 shares.

                                ---------------
     Our principal executive offices are located at 5401 East Independence Boulevard, P.O. Box 18747, Charlotte, North Carolina 28218 and our telephone number is (704) 532-3320.

   Summary Historical and Pro Forma Consolidated Financial and Operating Data

     The following Summary Historical and Pro Forma Consolidated Financial and Operating Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," (included elsewhere in this prospectus) the Consolidated Financial Statements of Sonic and the related notes (incorporated by reference in this prospectus). For information regarding the unaudited pro forma adjustments made to Sonic's historical financial data, which give effect to our 1997 initial public offering and related reorganization, our 1997 and 1998 acquisitions, the pending acquisition of the Economy Honda dealership, our 1998 offering of senior subordinated notes and this offering, see "Unaudited Pro Forma Consolidated Financial Data." We refer to this treatment of financial information as "pro forma" throughout this prospectus.


                                                               Year ended December 31,
                                              ---------------------------------------------------------
                                                                                              Pro
                                                               Actual                        Forma
                                              ----------------------------------------- ---------------
                                                   1995        1996(a)       1997(b)          1997
                                              ------------- ------------- ------------- ---------------
                                              (in thousands, except per share amounts and vehicle unit
                                                                        data)
Consolidated Statement of Income
 Data:
Revenue:
 Vehicle sales ..............................   $ 267,650     $ 327,674     $ 467,858     $ 1,592,802
 Parts, service and collision repair ........      35,860        42,075        57,537         176,299
 Finance and insurance ......................       7,813         7,118        10,606          37,532
                                                ---------     ---------     ---------     -----------
   Total revenue ............................     311,323       376,867       536,001       1,806,453
Cost of sales ...............................     272,130       332,122       473,003       1,584,691
                                                ---------     ---------     ---------     -----------
Gross profit ................................      39,193        44,745        62,998         221,762
Selling, general and administrative
 expenses ...................................      28,091        32,602        46,770         161,038
Depreciation and amortization ...............         832         1,076         1,322           6,629
                                                ---------     ---------     ---------     -----------
Operating income ............................      10,270        11,067        14,906          54,095
Interest expense, floor plan ................       4,504         5,968         8,007          19,123
Interest expense, other .....................         436           433         1,199          15,163
Other income ................................         106           355           298           1,188
                                                ---------     ---------     ---------     -----------
Income before income taxes and
 minority interest ..........................       5,436         5,021         5,998          20,997
Provision for income taxes ..................       2,176         1,924         2,249           8,319
                                                ---------     ---------     ---------     -----------
Income before minority interest .............       3,260         3,097         3,749          12,678
Minority interest in earnings of
 subsidiary .................................          22           114            47              --
                                                ---------     ---------     ---------     -----------
Net income ..................................   $   3,238     $   2,983     $   3,702     $    12,678
                                                =========     =========     =========     ===========
Diluted net income per share(c) .............                               $   0.27      $      .44
                                                                            =========     ===========
Weighted average number of common
 shares outstanding --
 diluted(c) .................................                                  13,898          28,830
                                                                            =========     ===========
Other Consolidated Financial and
 Operating Data:
New vehicle units sold ......................      10,273        11,693        15,715          48,079
Used vehicle units sold -- retail ...........       5,172         5,488         6,712          32,478
New vehicle sales revenues ..................   $ 186,859     $ 233,979     $ 343,941     $ 1,076,553
Used vehicle sales revenues -- retail .......      60,766        68,054        85,132         386,207
Gross margin ................................        12.6%         11.9%        11.8  %         12.3  %
New vehicle gross margin ....................         7.5%          7.7%         7.7  %          7.9  %
Used vehicle gross margin -- retail .........         9.5%          8.4%         8.6  %         10.2  %
Parts, service and collision repair gross
 margin .....................................        36.1%         35.8%        36.9  %         41.7  %
EBITDAR(d) ..................................   $   7,681     $   7,619      $ 10,668      $   55,117
Rental Expense ..............................         977         1,089         2,149          12,328
                                                ---------     ---------     ---------     -----------
EBITDA(e) ...................................   $   6,704     $   6,530      $  8,519      $   42,789
                                                =========     =========     =========     ===========



                                                     Nine Months Ended September 30,
                                              ---------------------------------------------
                                                                                  Pro
                                                         Actual                  Forma
                                              ----------------------------- ---------------
                                                 1997(b)          1998            1998
                                              ------------- --------------- ---------------
                                               (in thousands, except per share amounts and
                                                               vehicle unit
                                                                  data)
Consolidated Statement of Income
 Data:
Revenue:
 Vehicle sales ..............................   $ 295,878     $ 1,015,001     $ 1,314,425
 Parts, service and collision repair ........      36,317         118,917         147,316
 Finance and insurance ......................       8,046          24,587          32,705
                                                ---------     -----------     -----------
   Total revenue ............................     340,241       1,158,505       1,494,446
Cost of sales ...............................     301,855       1,012,432       1,306,620
                                                ---------     -----------     -----------
Gross profit ................................      38,386         146,073         187,826
Selling, general and administrative
 expenses ...................................      28,442         105,511         135,405
Depreciation and amortization ...............         772           3,364           4,755
                                                ---------     -----------     -----------
Operating income ............................       9,172          37,198          47,666
Interest expense, floor plan ................       5,005          11,875          14,783
Interest expense, other .....................         430           5,567          13,520
Other income ................................         292              24             298
                                                ---------     -----------     -----------
Income before income taxes and
 minority interest ..........................       4,029          19,780          19,661
Provision for income taxes ..................       1,531           7,550           7,660
                                                ---------     -----------     -----------
Income before minority interest .............       2,498          12,230          12,001
Minority interest in earnings of
 subsidiary .................................          47              --              --
                                                ---------     -----------     -----------
Net income ..................................   $   2,451     $    12,230     $    12,001
                                                =========     ===========     ===========
Diluted net income per share(c) .............   $    .20      $      .50      $      .41
                                                =========     ===========     ===========
Weighted average number of common
 shares outstanding --
 diluted(c) .................................      12,500          24,280          29,522
                                                =========     ===========     ===========
Other Consolidated Financial and
 Operating Data:
New vehicle units sold ......................      10,348          29,262          38,273
Used vehicle units sold -- retail ...........       4,245          17,211          25,184
New vehicle sales revenues ..................   $ 217,963     $   698,189     $   889,557
Used vehicle sales revenues -- retail .......      52,745         232,060         315,032
Gross margin ................................       11.3  %         12.6  %         12.6  %
New vehicle gross margin ....................        6.8  %          7.7  %          7.7  %
Used vehicle gross margin -- retail .........        8.2  %         10.0  %         10.4  %
Parts, service and collision repair gross
 margin .....................................       35.7  %         41.5  %         41.7  %
EBITDAR(d) ..................................    $  7,023      $   36,914      $   47,161
Rental Expense ..............................       1,792           8,203           9,225
                                                ---------     -----------     -----------
EBITDA(e) ...................................    $  5,231      $   28,711      $   37,936
                                                =========     ===========     ===========

                                                   (footnotes on following page)

                                          As of
                                    September 30, 1998
                                   -------------------
Consolidated Balance Sheet Data:
Working capital ..................       $ 87,052
Total assets .....................        490,338
Long-term debt(f) ................        141,923
Total liabilities ................        358,669
Stockholders' equity .............        131,669

---------
(a) Sonic acquired Fort Mill Ford, Inc. in February 1996. The acquisition was accounted for using the purchase method of accounting. As a result, the actual financial data does not include the results of this dealership before the date we acquired it. Accordingly, the actual financial data for periods after the acquisition may not be comparable to data presented for periods before the acquisition.

(b) Sonic acquired Fort Mill Chrysler-Plymouth-Dodge in June 1997, Lake Norman Chrysler/Plymouth/Jeep and Lake Norman Dodge in September 1997, Williams Motors and Ken Marks Ford in October 1997, and the Bowers Automotive Group and Dyer & Dyer Volvo in November 1997. Our 1997 acquisitions were accounted for using the purchase method of accounting. As a result, the actual financial data does not include the results of operations of these dealerships before the date we acquired them. Accordingly, the actual financial data for periods after the acquisitions may not be comparable to data presented for periods before the acquisitions.

(c) In accordance with generally accepted accounting principles, the earnings per share information has been retroactively restated to reflect our 2-for-1 common stock split that occurred on January 25, 1999.

(d) EBITDAR means earnings before interest (other than interest expense related to notes payable-floor plan), taxes, depreciation, amortization and rent expense. You should not consider EBITDAR to be a substitute for operating income or a better measure of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles. We include it to provide additional information on our ability to meet future debt service, our capital expenditures and our working capital requirements. This measure may not be comparable to similarly titled measures reported by other companies.

(e) EBITDA means earnings before interest (other than interest expense related to notes payable-floor plan), taxes, depreciation and amortization. This is consistent with the measure used to calculate Sonic's consolidated fixed charge coverage ratio for purposes of the limitations on indebtedness covenant in the indenture governing Sonic's senior subordinated notes. You should not consider EBITDA to be a substitute for operating income or a better measure of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles. We include it to provide additional information on our ability to meet future debt service, our capital expenditures and our working capital requirements. This measure may not be comparable to similarly titled measures reported by other companies.

(f) Long-term debt, including current portion, includes the payable to Sonic's Chairman and the payable to affiliates of Sonic. See Sonic's Consolidated Financial Statements and the related notes incorporated by reference in this prospectus.

                                 RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors set forth below, before investing in the shares we are offering.


Automobile Manufacturers Exercise Significant Control Over Sonic's Operations and Sonic Is Dependent on Them to Operate its Business

     Each of Sonic's dealerships operates pursuant to a franchise agreement with the applicable automobile manufacturer or manufacturer authorized distributor. Sonic is dependent to a significant extent on its relationships with such manufacturers.

     Vehicles manufactured by the following manufacturers accounted for the indicated approximate percentage of our pro forma 1997 new vehicle revenue:



                                    Percentage of
                                 Our 1997 New Vehicle
Manufacturer                      Pro Forma Revenues
------------------------------- ---------------------
  Ford Motor Company                     42.4%
  Chrysler Corporation                   18.6%
  Toyota Motor Sales (U.S.A.)            10.9%
  General Motors Corporation              6.7%

     No other manufacturer accounted for more than 5% of our pro forma new vehicle sales during 1997. A significant decline in the sale of Ford, Chrysler, Toyota or GM new vehicles could have a material adverse effect on us.

     Manufacturers exercise a great degree of control over the operations of Sonic's dealerships. Each of our franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management and other material breaches of the franchise agreements. We believe that we will be able to renew all of our existing franchise agreements upon expiration.

   o We cannot assure you that any of our franchise agreements will be renewed or that the terms and conditions of such renewals will be favorable to us.


   o If a manufacturer is allowed under state franchise laws to terminate or decline to renew one or more of Sonic's significant franchise agreements, such action could have a material adverse effect on our business.

   o Actions taken by manufacturers to exploit their superior bargaining position in negotiating the terms of such renewals or otherwise could also have a material adverse effect on us.

     Manufacturers allocate their vehicles among dealerships generally based on the sales history of each dealership. Consequently, we also depend on the manufacturers to provide us with a desirable mix of popular new vehicles. These popular vehicles produce the highest profit margins and tend to be the most difficult to obtain from the manufacturers.

   o Sonic's dealerships depend on the manufacturers for certain sales incentives and other programs that are intended to promote and support dealership new vehicle sales. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of a manufacturer's incentive programs may materially adversely affect our profitability.


Adverse Conditions Affecting One or More Manufacturers May Negatively Impact
    Sonic's Profitability

     The success of each of Sonic's dealerships depends to a great extent on the manufacturers':

     o financial condition;

     o marketing;

     o vehicle design;

     o production capabilities; and

     o management.

     Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, may materially and adversely affect us. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods when new products are being introduced, can lead to reduced sales. Although, we have attempted to lessen our dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers, adverse conditions affecting manufacturers, and Ford, Chrysler, Toyota or GM in particular, could have a material adverse effect on us. For instance, workers at a Chrysler engine plant went on strike in April 1997 for 29 days. The strike by the United Auto Workers caused Chrysler's vehicle production to drop during the Spring of 1997, especially for production of its most popular truck and van models. This strike materially affected Sonic due to Chrysler's inability to provide us with a sufficient supply of new vehicles and parts during such period. In addition, in June 1998, the United Auto Workers went on strike at two GM facilities in Flint, Michigan. The strike lasted 53 days, causing 27 GM manufacturing facilities to shut down during the strike and severely affecting production of GM vehicles during the strike period. In the event of another such strike, Sonic may need to purchase inventory from other automobile dealers at prices higher than it would be required to pay to the affected manufacturer in order to carry an adequate level and mix of inventory. Consequently, such events could materially adversely affect our financial results.


Manufacturer Stock Ownership/Issuance Limits Limit Sonic's Ability to Issue Additional Equity to Meet Its Financing Needs

     Standard automobile franchise agreements prohibit transfers of any ownership interests of a dealership and its parent, such as Sonic, and, therefore, often do not by their terms accommodate public trading of the capital stock of a dealership or its parent. Our manufacturers have agreed to permit trading in the Class A common stock. A number of manufacturers impose restrictions upon the transferability of the Class A common stock.

   o Ford may cause us to sell or resign from one or more of our Ford franchises if any person or entity (other than the current holders of our Class B common stock, and their lineal descendants and affiliates (collectively, the "Smith Group")) acquires 15% or more of our voting securities.

   o General Motors, Toyota and Nissan Motor Corporation In U.S.A. ("Infiniti") may force the sale of their respective franchises if 20% of more of our voting securities are similarly acquired.

   o American Honda Co., Inc. may force the sale of our Honda franchise if any person or entity, excluding members of the Smith Group, acquires 5% of the common stock (10% if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory.

   o Volkswagen of America, Inc. approved of the public sale of only 25% of the voting control of Sonic in Sonic's initial public offering, and requires prior approval of any change in control or management of Sonic that would affect Sonic's control or management of its Volkswagen franchise subsidiaries.

   o Chrysler approved of the public sale of only 50% of Sonic's common stock in Sonic's initial public offering, and requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic.

   o Mercedes requires 60 days notice to approve the acquisition of securities representing 20% or more of the voting rights of Sonic.

In addition, other manufacturers may seek to impose other restrictions.

     In a similar manner, Sonic's lending arrangements require that voting control over Sonic be maintained by the Smith Group. Any transfer of shares of common stock, including a transfer by members of the Smith Group, will be outside our control. If such transfer results in a change in control of Sonic, it could result in the termination or non-renewal of one or more of our franchise agreements and a default under our credit arrangements. Moreover, these issuance limitations may impede Sonic's ability to raise capital through additional equity offerings or to issue Sonic stock as consideration for future acquisitions. Such restrictions also may prevent or deter prospective acquirors from acquiring control of Sonic and adversely impact Sonic's equity value.


Manufacturers' Restrictions on Acquisitions Could Limit Sonic's Future Growth

     We are required to obtain the consent of the applicable manufacturer before the acquisition of any additional dealership franchises. We cannot assure you that manufacturers will grant such approvals, although the denial of such approval may be subject to certain state franchise laws. In the course of acquiring Jaguar franchises associated with dealerships in Chattanooga, Tennessee and Greenville, South Carolina, Jaguar declined to consent to Sonic's proposed 1997 acquisitions of those franchises.

     Obtaining the consent of the manufacturers for acquisitions of dealerships could also take a significant amount of time. Obtaining the approvals of the manufacturers for our 1997 and 1998 acquisitions, other than Jaguar, which was not obtained, took approximately five months. We believe that manufacturer approvals of subsequent acquisitions from manufacturers with which Sonic has previously completed applications and agreements may take less time, although we cannot provide you with assurances to that effect.

     Sonic has obtained manufacturer consent to all of its 1998 acquisitions other than from Honda in the acquisition of the Economy Honda dealership in Chattanooga, Tennessee. We currently expect to receive the consent of Honda to the Economy Honda acquisition prior to the closing of this acquisition, although we cannot provide you with assurances to that effect. See " -- Honda Has Not Consented to the Economy Honda Acquisition."

     If we experience delays in obtaining, or fail to obtain, approvals of the manufacturers for acquisitions of dealerships, our growth strategy could be materially adversely affected. In determining whether to approve an acquisition, the manufacturers may consider many factors, including the moral character, business experience, financial condition, ownership structure and customer satisfaction index scores ("CSI scores") of Sonic and its management. In addition, under an applicable franchise agreement or under state law a manufacturer may have a right of first refusal to acquire a dealership in the event we seek to acquire a dealership franchise.

     In addition, a manufacturer may seek to limit the number of such manufacturers' dealerships that may be owned by Sonic, Sonic's national market share of such manufacturer's products or the number of dealerships Sonic may own in a particular geographic area. These restrictions may not be enforceable under state franchise laws. See "Business -- Relationships with Manufacturers."

   o Ford currently limits us to no more than the lesser of (1) 15 Ford and 15 Lincoln Mercury dealerships or (2) that number of Ford and Lincoln Mercury dealerships accounting for 2% of the preceding year's retail sales of those brands in the United States. Ford also limits us to owning only one Ford dealership in any Ford-defined market area having three or fewer Ford dealerships in it and no more than 25% of the Ford dealerships in a market area having four or more Ford dealerships.

   o Toyota currently restricts the number of dealerships which may be owned by any one group to seven Toyota and three Lexus dealerships nationally and restricts the number of dealerships that may be owned to (1) the greater of one dealership, or 20% of the Toyota dealer count in a Toyota-defined "Metro" market, (2) the lesser of five dealerships or 5% of the Toyota dealerships in any Toyota region (currently 12 geographic regions), and (3) two Lexus dealerships in any one of the four Lexus geographic areas. Toyota further requires that at least nine months elapse between acquisitions.

   o Honda restricts any company from holding more than seven Honda or more than three Acura franchises nationally and restricts the number of franchises to (1) one Honda dealership in a Honda-defined "Metro" market with two to 10 Honda dealerships, (2) two Honda dealerships in a Metro market with 11 to 20 Honda dealerships, (3) three Honda dealerships in a Metro market with 21 or more Honda dealerships, (4) no more than 4% of the Honda dealerships in any one of 10 Honda-defined geographic zones, (5) one Acura dealership in a Metro market, and (6) two Acura dealerships in any one of the six Acura-defined geographic zones.

   o Mercedes restricts any company from owning that number of Mercedes dealerships with sales of more than 3% of total sales of Mercedes vehicles in the U.S. during the previous calendar year. In addition, Mercedes has limited Sonic from acquiring more than four additional Mercedes dealerships until November 1999. During this period, Mercedes will evaluate the performance of our acquired Mercedes dealerships before permitting us to acquire additional Mercedes dealerships.

   o GM limited the number of GM dealerships that we may acquire during the 12 months after our November 1997 initial public offering to five additional GM dealership locations. GM currently limits the maximum number of GM dealerships that we may acquire to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area having multiple GM dealers.

   o Toyota and Honda also prohibit ownership of contiguous dealerships. The Economy Honda acquisition would violate Honda's contiguous dealership policy since it would result in our having two contiguous dealership points in Chattanooga. See " -- Honda Has Not Consented to the Economy Honda Acquisition."

   o Subaru limits us to no more than two Subaru dealerships within certain designated market areas, four Subaru dealerships within the Mid-America region and twelve dealerships within Subaru's entire area of distribution.


     o Toyota, Honda and Mercedes also prohibit the coupling of a franchise with any other brand without their consent.

     As a condition to granting their consent to our 1997 acquisitions, a number of manufacturers forced Sonic to agree to additional restrictions. These agreements principally restrict (1) certain material changes in Sonic or extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in the Board of Directors or management of Sonic which could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests; (2) the removal of a dealership general manager without the consent of the manufacturer; and (3) the use of dealership facilities to sell or service new vehicles of other manufacturers. If we are unable to comply with these restrictions, we generally must (1) sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer, or (2) terminate the dealership agreements with the manufacturer. Other manufacturers may impose other and more stringent restrictions in connection with future acquisitions.

We own:

seven Ford franchises,

six Chrysler franchises,

five Plymouth franchises,

four Dodge franchises,

three Jeep franchises,

three BMW franchises,

three Toyota franchises,

three Volkswagen franchises,

three Volvo franchises,

three KIA franchises,

three Mercury franchises,

three Chevrolet franchises,

three Oldsmobile franchises,

two Cadillac franchises,

two Lincoln franchises,

two Infiniti franchises,

two Hyundai franchises,

two Mitsubishi franchises, and

one franchise each of Acura, Isuzu, Mercedes, Honda and Subaru.

Honda Has Not Consented to the Economy Honda Acquisition

     Sonic requested the consent of Honda to the Economy Honda acquisition. Honda has informed us that our acquisition of the Economy Honda dealership would violate Honda's policy against the ownership of contiguous dealerships, since we already own the Cleveland Village Honda dealership located in the Chattanooga market. Therefore, Honda's approval of the Economy Honda acquisition is contingent upon us divesting our ownership of the Cleveland Village Honda dealership. We are working with Honda in good faith to comply with their policy and are currently negotiating with potential buyers for the sale of the Cleveland Village Honda dealership. We may be unable to sell the Cleveland Village Honda dealership. We also cannot assure you that the approval of Honda to the Economy Honda acquisition will be obtained. These Honda dealerships represented or would have represented the following percentages of Sonic's 1997 revenues and gross profits on a pro forma basis:



                             % of Revenues   % of Gross Profits
                            --------------- -------------------
  Cleveland Village Honda          1.9%              2.1%
  Economy Honda                    2.7%              3.0%

Jaguar Has Not Consented to Two Acquisitions

     In the course of seeking to acquire Jaguar franchises in Chattanooga, Tennessee and Greenville, South Carolina, Jaguar declined to consent to Sonic's proposed acquisitions of these franchises. In settling legal actions brought against Jaguar by the seller of the Chattanooga Jaguar franchise, Sonic agreed with Jaguar not to acquire any Jaguar franchise until August 3, 2001.


Sonic's Failure to Meet A Manufacturer's Consumer Satisfaction Requirements May Adversely Affect Our Ability to Acquire New Dealerships

     Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer but which are generally known as "CSI." These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified from time to time in the past, and we cannot assure you that such components will not be further modified or replaced by different systems in the future. To date, we have not been materially adversely affected by these standards and have not been denied approval of any acquisition based on low CSI scores, except for Jaguar's refusal to approve our acquisition of a Chattanooga Jaguar franchise in 1997. See " -- Jaguar Has Not Consented to Two Acquisitions." However, we cannot assure you that Sonic will be able to comply with such standards in the future. Failure of Sonic's dealerships to comply with the standards imposed by manufacturers at any given time may have a material adverse effect on us.

Limitations on Sonic's Financial Resources Available for Acquisitions

     We intend to finance our acquisitions with cash on hand, through issuances of equity or debt securities and through borrowings under credit arrangements.

     o We cannot assure you that we will be able to obtain additional debt or equity securities financing.

     o Using equity to complete acquisitions could significantly dilute existing equity holders.

     o Using cash to complete acquisitions could substantially limit our operating or financial flexibility.

   o If we are unable to obtain financing on acceptable terms, we may be required to reduce significantly the scope of our presently anticipated expansion, which could materially adversely affect our business.

     In addition, Sonic is dependent to a significant extent on its ability to finance its inventory. Automotive retail inventory financing involves significant sums of money in the form of "floor plan financing." Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during this period. As of September 30, 1998, Sonic had approximately $174.0 million of floor plan indebtedness outstanding, all of which is under Sonic's floor plan credit facility (the "Floor Plan Facility") with Ford Motor Credit. Substantially all the assets of our dealerships are pledged to secure such indebtedness, which may impede our ability to borrow from other sources. Ford Motor Credit is associated with Ford. Consequently, any deterioration of our relationship with Ford could adversely affect our relationship with Ford Motor Credit and vice-versa. In addition, Sonic must obtain new floor plan financing or obtain consents to assume such financing in connection with its acquisition of dealerships.

     O. Bruton Smith, our Chief Executive Officer and Chairman of the Board, initially guaranteed the obligations of Sonic under Sonic's unsecured line of credit (the "Revolving Facility") with Ford Motor Credit. Such obligations were further secured with a pledge of shares of common stock of Speedway Motorsports, Inc. owned by Sonic Financial Corporation, a corporation controlled by Mr. Smith, having an estimated value at the time of pledge of approximately $50.0 million (the "Revolving Pledge"). When the Revolving Facility's borrowing limit was increased to $75.0 million in 1997, Mr. Smith's personal guarantee of Sonic's obligations under the Revolving Facility was released, although the Revolving Pledge remained in place. Mr. Smith was also required by Ford Motor Credit to lend $5.5 million (the "Subordinated Smith Loan") to Sonic to increase Sonic's capitalization because the net proceeds from Sonic's November 1997 initial public offering were significantly less than expected by Sonic and Ford Motor Credit. In August 1998, Ford Motor Credit released the Revolving Pledge. In December 1998, Ford Motor Credit agreed to increase the borrowing limit under the Revolving Facility to $100.0 million. Mr. Smith may be unwilling to make any such commitments in the future if such commitments are needed.


Leverage

     As of September 30, 1998, Sonic's long-term debt was 51.6% of its total capitalization. As of September 30, 1998, Sonic's total consolidated long-term indebtedness (including certain affiliated payables) was $140.6 million, its total consolidated short-term indebtedness (including floor plan notes payable) was $175.3 million and its total stockholders' equity was $131.7 million. In addition, the indenture relating to our senior subordinated notes and other debt instruments of Sonic and its subsidiaries allow Sonic and its subsidiaries to incur certain additional indebtedness, including secured indebtedness.

     The degree to which Sonic is leveraged could have important consequences to the holders of our securities, including the following:

   o our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;

   o a substantial portion of the our cash flow from operations must be dedicated to the payment of principal and interest on our senior subordinated notes, borrowings under the revolving facility, a standardized floor plan credit facility with Ford Motor Credit for each of our dealership subsidiaries and other indebtedness, thereby reducing the funds available to us for our operations and other purposes;

   o certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates;

   o the indebtedness outstanding under our credit facilities is secured by a pledge of substantially all the assets of our dealerships; and

   o we may be substantially more leveraged than certain of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

     In addition, our debt agreements contain numerous covenants that will limit the discretion of Sonic's and its subsidaries' management with respect to certain business matters.


Automobile Retailing Is A Mature Industry With Limited Growth Potential in New Vehicle Sales and Sonic's Acquisition Strategy Will Affect Its Revenues and Earnings

     The United States automobile dealership industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in our revenues and earnings is likely to be significantly affected by our success in acquiring and integrating dealerships and the pace and size of such acquisitions.


High Competition in Automobile Retailing Reduces Sonic's Profit Margins on Vehicle Sales

     Automobile retailing is a highly competitive business with over 22,000 franchised automobile dealerships in the United States at the beginning of 1998. Our competition includes:

   o Franchised automobile dealerships selling the same or similar makes of new and used vehicles we offer in our markets and sometimes at lower prices than us. Some of these dealer competitors may be larger and have greater financial and marketing resources than Sonic;

     o Other franchised dealers;

     o Private market buyers and sellers of used vehicles;

     o Used vehicle dealers;

     o Service center chain stores; and

     o Independent service and repair shops.

     Gross profit margins on sales of new vehicles have been declining since 1986. The used car market faces increasing competition from untraditional outlets such as used-vehicle "superstores" and sales using the Internet. Many used-vehicle superstores use sales techniques, such as one price shopping, that are untraditional and appealing to certain consumers. Presently, only one of Sonic's dealerships uses one price shopping techniques. Several groups have begun to establish nationwide networks of used-vehicle superstores. In many of the markets where we have significant operations, used- vehicle superstores operate in competition with us. "No negotiation" sales methods are also being tried for new cars by at least one of these superstores and by dealers for Saturn and other dealerships. Some of Sonic's competitors may be capable of operating on smaller gross margins than us, and may have greater financial, marketing and personnel resources than us.

     In addition, Ford and GM have announced that they are entering into joint ventures to acquire dealerships in various cities in the United States and Saturn has announced its intention to acquire its dealerships. In addition, other manufacturers may directly enter the retail market in the future. Manufacturer direct retailing efforts that comply with state franchise statutes could have a material adverse effect on us.

     The increased popularity of short-term vehicle leasing also has resulted, as these leases expire, in a large increase in the number of late model vehicles available in the market, which puts added pressure on new vehicle margins. As Sonic seeks to acquire dealerships in new markets, it may face increasingly significant competition as it strives to gain market share through acquisitions or otherwise. Such competition includes other large dealer groups and dealer groups that have publicly-traded equity.

     Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. We could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate, although certain state franchise laws may limit such activities by the manufacturers. See "Business -- Relationships with Manufacturers." A similar adverse affect could occur if existing competing franchised dealers increase their market share in our markets. Our gross margins may decline over time as we expand into markets where we do not have a leading position. These and other competitive pressures could materially adversely affect Sonic's results of operations.

The Cyclical and Local Nature of Automobile Sales May Adversely Affect Sonic's
   Profitability

     The automobile industry is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, the level of discretionary personal income, interest rates and credit availability. For the year ended December 31, 1998, industry retail unit sales increased 2.9% as a result of retail car unit sales declines of 1.1% offset by retail truck unit sales gains of 7.7% from the same period in 1997. Future recessions may have a material adverse effect on our business.

     Local economic, competitive and other conditions also affect the performance of dealerships. Sonic's dealerships currently are located in the Atlanta, Charlotte, Chattanooga, Columbus, Daytona Beach, Greenville/Spartanburg, Houston, Montgomery, Nashville and Tampa/Clearwater markets. We intend to pursue acquisitions outside of these markets, but our operational focus is on our current markets. As a result, Sonic's results of operations depend substantially on general economic conditions and consumer spending habits in the Southeast and, to a lesser extent, in the Houston and Columbus markets. Sonic's results of operations also depend on other factors, such as tax rates and state and local regulations specific to Alabama, Florida, Georgia, North Carolina, Ohio, South Carolina, Tennessee and Texas. Sonic may not be able to expand geographically and any such expansion may not adequately insulate it from the adverse effects of local or regional economic conditions.


Risks of Consolidating Operations as a Result of Recent Acquisitions May Adversely Affect Sonic's Future Operating Results

     We acquired 19 dealerships in 1998. Each of these dealerships was operated and managed as a separate independent entity until acquired. Sonic's future operating results will depend on our ability to integrate the operations of these businesses and manage the combined enterprise. We cannot assure you that we will be able to effectively and profitably integrate in a timely manner any of the dealerships included in our 1998 acquisitions or any future acquisitions, or to manage the combined entity without substantial costs, delays or other operational or financial problems. Our inability to do so could have a material adverse effect on Sonic's business, financial condition and results of operations.


Risks Associated with Acquisitions May Hinder Sonic's Ability to Increase Revenues and Earnings

     The retail automobile industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships as well as on our ability to manage expansion, control costs in our operations and consolidate dealership acquisitions, including our 1998 acquisitions, into existing operations. In pursuing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

     o incurring significantly higher capital expenditures and operating expenses;

     o failing to assimilate the operations and personnel of the acquired dealerships;

     o disrupting Sonic's ongoing business;

     o dissipating Sonic's limited management resources;

     o failing to maintain uniform standards, controls and policies;

     o impairing relationships with employees and customers as a result of changes in management;

     o causing increased expenses for accounting and computer systems, as well as integration difficulties; and

     o failure to obtain a manufacturer's consent to one of its dealership franchises.

     Failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating such acquired dealership. Installing new computer systems has in the past disrupted existing operations as management and salespersons adjust to new technologies. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with such acquisitions, including our 1998 acquisitions.

     Although there are many potential acquisition candidates that fit our acquisition criteria, we cannot assure you that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at acceptable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing and nature of future acquisitions will depend upon various factors, including:

     o the availability of suitable acquisition candidates;

     o competition with other dealer groups for suitable acquisitions;

     o the negotiation of acceptable terms;

     o Sonic's financial capabilities;

     o the availability of skilled employees to manage the acquired companies;
and

     o general economic and business conditions.

     In addition, Sonic's future growth as a result of our acquisition of automobile dealerships will depend on our ability to obtain the requisite manufacturer approvals. We cannot assure you that we will be able to obtain such consents in the future.

     In certain cases, we may be required to file applications and obtain clearances under applicable federal antitrust laws before consummation of an acquisition. These regulatory requirements may restrict or delay our acquisitions, and may increase the cost of completing such transactions.


The Operating Condition of Acquired Businesses Cannot Be Determined Accurately Until Sonic Assumes Control

     Although we have conducted what we believe to be a prudent level of investigation regarding the operating condition of the businesses we purchase in light of the circumstances of each transaction, certain unavoidable levels of risk remain regarding the actual operating condition of these businesses. Until we actually assume operating control of such assets, we may not be able to ascertain the actual value of the acquired entity.


Potential Adverse Market Price Effect of Additional Shares Eligible for Future
   Sale

     The market price of our Class A common stock could be adversely affected by the availability for public sale of up to 18,546,564 shares held or issuable on January 4, 1999, including:



   Number of Shares of
  Class A Common Stock                    Manner of Holding and/or Issuance
------------------------   --------------------------------------------------------------
       12,400,000(1)       Issuable on conversion of 12,400,000 shares of our Class B common stock owned by existing stockholders of Sonic.
                           These shares of Class A common stock are subject to
                           certain piggyback registration rights.
          242,782(1)       Issuable on exercise of warrants issued in our business
                           acquisitions.
        1,445,374(1)(2)    Issuable on conversion of outstanding shares of our Class
                           A convertible preferred stock that were issued in our
                           business acquisitions if such shares were converted to
                           shares of Class A common stock as of January 4, 1999.
        1,602,832          Issued in our business acquisitions and currently registered for sale under the Securities Act pursuant to a shelf
                           registration.
        2,076,306          Issuable on exercise of options granted under our 1997
                           Stock Option Plan. All such shares are registered for sale under the Securities Act.
          719,270          Issuable on exercise of options granted under our employee stock purchase plans. All such shares are registered for sale under the Securities Act.
           60,000          Issuable on exercise of options granted under our Directors
                           Formula Stock Option Plan. All such shares are registered
                           for sale under the Securities Act.

---------
(1) All such shares are "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144.

(2) The number of shares of Class A common stock issuable upon conversion of outstanding shares of our preferred stock is an estimate based on the average of the daily closing prices for the Class A common stock on the

      NYSE for the 20 consecutive trading days ending one trading day before January 4, 1999. This number is subject to adjustment based on the common stock price on the date of conversion and could be materially more or less than this estimated amount depending on factors that we cannot presently determine. These factors include the future market price of the Class A common stock and the decisions of the holders of the preferred stock as to when to convert their shares of preferred stock. Generally, such issuances of Class A common stock will vary inversely with the market price of the Class A common stock.

     In connection with pending acquisitions, Sonic has agreed to issue approximately $31.4 million in Class A common stock or securities convertible into Class A common stock. All of these securities will have certain registration rights. Sonic intends in its business acquisitions to issue additional shares of equity securities that may have registration rights as well as be eligible for resale under Rule 144. The resale of substantial amounts of Class A common stock, or the perception that such resales may occur, could materially and adversely affect the prevailing market prices for the Class A common stock and the ability of Sonic to raise equity capital in the future.


Potential Conflicts of Interest Between Sonic and Its Officers Could Adversely Affect Our Future Performance

     Bruton Smith serves as the chairman and chief executive officer of Speedway Motorsports, Inc. and as the chairman of Mar Mar Realty Trust, a real estate investment trust that is specializing in the acquisition and leasing of the real estate of automobile dealerships and automotive related businesses ("MMRT"). Accordingly, Sonic will compete with Speedway Motorsports and MMRT for the management time of Mr. Smith. Under his employment agreement with Sonic, Mr. Smith is required to devote approximately 50% of his business time to the affairs of Sonic. The remainder of his business time may be devoted to other entities including Speedway Motorsports and MMRT.

     We have in the past and will likely in the future enter into transactions with entities controlled by Mr. Smith or other affiliates of Sonic, including transactions with MMRT. Sonic has recently entered into certain property transactions with MMRT. We believe that all of our existing arrangements are favorable to us and are as if the arrangements were negotiated between unaffiliated parties, although certain rent rates may be below market rates. Since no independent appraisals were obtained, we cannot assure you that our transactions with MMRT are on terms no less favorable than could have been obtained from unaffiliated third parties. Potential conflicts of interest could also arise in the future between Sonic and these affiliated parties in connection with the enforcement, amendment or termination of these arrangements. Sonic anticipates renegotiating its leases with all related parties at lease expiration at fair market rentals, which may be higher than current rents. See "Certain Transactions -- Transactions with MMRT."

     Under Delaware law generally, a corporate insider is precluded from acting on a business opportunity in his individual capacity if that opportunity is (a) one which the corporation is financially able to undertake, (b) is in the line of the corporation's business, (c) is of practical advantage to the corporation and (d) is one in which the corporation has an interest or reasonable expectancy. Accordingly, corporate insiders are generally required to engage in new business opportunities of Sonic, only through Sonic unless a majority of our disinterested directors decide that such opportunities are not in our best interest.

     Our charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in similar transactions with an unrelated third party. Moreover, any such transactions involving aggregate payments in excess of $500,000 must be approved by a majority of our directors and a majority of our independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transaction to be issued by an investment banking or appraisal firm of national standing. In addition, the terms of the Revolving Facility and our senior subordinated notes will restrict certain transactions with affiliates.


Lack of Majority of Independent Directors Could Result in Conflicts with Management and Majority Stockholders That May Reduce Sonic's Future Performance


     Independent directors do not constitute a majority of the Board, and our Board may not have a majority of independent directors in the future. Without a majority of independent directors, our executive officers, principal stockholders and directors could establish policies and enter into transactions without independent review and approval, subject to certain restrictions under our charter. These policies and transactions could present the potential for a conflict of interest between Sonic and its minority stockholders and the controlling officers, stockholders or directors.

The Loss of Key Personnel and the Limited Management and Personnel Resources of Sonic Could Adversely Affect Sonic's Operations and Growth

     Our success depends to a significant degree upon the continued contributions of its management team (particularly its senior management) and service and sales personnel. Additionally, manufacturer franchise agreements require the prior approval of the applicable manufacturer before any change is made in franchise general managers. For instance, Volvo has required that Richard Dyer maintain a 20% interest in, and be the general manager of, Sonic's Volvo dealerships formerly owned by him. In addition, Mercedes requires that the individual dealer operator of our Mercedes dealerships own at least a 20% interest in our Mercedes dealerships. We do not have employment agreements with many of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees could have a material adverse effect on us.

     In addition, as we expand we may need to hire additional managers and will likely be dependent on the senior management of any businesses acquired. The market for qualified employees in the industry and in the regions in which Sonic operates, particularly for general managers and sales and service personnel, is highly competitive and may subject Sonic to increased labor costs in periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on us. In addition, the lack of qualified management or employees employed by our potential acquisition candidates may limit our ability to consummate future acquisitions.


Seasonality of the Automotive Retail Business Adversely Affects First Quarter Revenues

     Our business is seasonal, with a disproportionate amount of revenues received in the second, third and fourth fiscal quarters.


Imported Product Restrictions and Foreign Trade Risks May Impair Sonic's Ability to Sell Foreign Vehicles Profitably

     Certain motor vehicles as well as certain major components of vehicles retailed by Sonic are of foreign origin. Accordingly, Sonic is subject to the import and export restrictions of various jurisdictions and is dependent to some extent upon general economic conditions in and political relations with a number of foreign countries, particularly Germany, Japan and Sweden. Additionally, fluctuations in currency exchange rates may adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.


Governmental Regulation and Environmental Regulation Compliance Costs May Adversely Affect Sonic's Profitability

     We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, and consumer protection laws. The violation of these laws and regulations can result in civil and criminal penalties being levied against us or in a cease and desist order against our operations that are not in compliance. Our future acquisitions may also be subject to regulation, including antitrust reviews. We believe that we comply in all material respects with all laws and regulations applicable to our business, but future regulations may be more stringent and require us to incur significant additional costs.

     Our facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Specific types of environmental regulations that apply to our business include those governing wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation, release and disposal of solid and hazardous materials and wastes and the clean up of contaminated property or water. Certain environmental laws and regulations may make us liable for the full amount of the costs of investigation and/or remediation of contaminated properties, even if we are not at fault for the materials disposed or if such disposal was legal at the time. People who can become liable under these laws and regulations include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property.

     Our past and present business operations that are subject to such laws and regulations include the use, storage, handling and disposal of hazardous or toxic substances such as new and waste motor oil, oil filters, transmission fluid, antifreeze, freon, new and waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. We are also subject to laws and regulations because of underground storage tanks that exist or used to exist at many of our properties. Sonic, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations. In addition, soil and groundwater contamination exists at certain of our properties. We cannot assure you that our other properties have not been or will not become similarly contaminated. In addition, we could become subject to new or unforeseen environmental costs or liabilities because of our acquisitions.

     Certain laws and regulations, including those governing air emissions and underground storage tanks, require compliance with new or more stringent standards that are imposed in the future. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Consequently, we may be required to make substantial expenditures in the future.


Concentration of Voting Power and Antitakeover Provisions of Our Charter May Reduce Stockholder Value in Any Potential Change of Control of Sonic

     Our common stock is divided into two classes with different voting rights. This dual class stock ownership allows the present holders of the Class B common stock to control Sonic. Holders of Class A common stock have one vote per share on all matters. Holders of Class B common stock have ten votes per share on all matters, except that they have only one vote per share on any transaction proposed by the Board of Directors or a Class B common stock holder or otherwise benefitting the Class B common stock holders constituting a:

     (a) "going private" transaction;

     (b) disposition of substantially all of Sonic's assets;

     (c) transfer resulting in a change in the nature of Sonic's business; or

   (d) merger or consolidation in which current holders of common stock would own less than 50% of the common stock following such transaction.

     After the offering, holders of Class B common stock will hold less than a majority of Sonic's outstanding common stock but a majority of Sonic's voting power. This may prevent or discourage a change of control of Sonic even if such action were favored by holders of Class A common stock.

     Certain provisions of our charter and bylaws make it more difficult for our stockholders to take certain corporate actions. See "Description of Capital Stock -- Delaware Law, Certain Charter and Bylaw Provisions and Certain Franchise Agreement Provisions." Options under our 1997 Stock Option Plan become immediately exercisable on a change in control of Sonic. These agreements, corporate documents and laws, as well as provisions of our franchise agreements permitting manufacturers to terminate such agreements upon a change of control and provisions of our lending arrangements creating an event of default on a change in control, may have the effect of delaying or preventing a change in control of Sonic or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of Sonic.


Year 2000 Computer Problems May Create Costs and Problems Adversely Affecting Sonic's Profitability

     We recognize the need to ensure that our operations will not be adversely impacted by Year 2000 software failures. We have completed an assessment of our operations in this regard. We have determined that our systems are either currently Year 2000 compliant or that the costs associated with making our systems Year 2000 compliant were immaterial. However, many of our lenders and suppliers, including suppliers of finance and insurance products, may be significantly impacted by Year 2000 complications. We are in the process of making inquiries to our lenders and suppliers regarding their Year 2000 compliance efforts, and are reviewing the Year 2000 disclosures in documents filed with the Commission for those lenders and suppliers that are publicly-held companies. We do not believe that our lenders' or suppliers' failure to ensure that their computer systems are Year 2000 compliant will have a material adverse impact on our business, results of operations, and financial condition. Nevertheless, we cannot assure you in this regard. Furthermore, we cannot assure you that Year 2000 deficiencies at dealerships we acquire would not have a material adverse impact on our business, results of operations, and financial condition.

     We have not yet established a contingency plan in the event that our expectations regarding Year 2000 problems are incorrect, but we are in the process of creating such a contingency plan, which we expect to be finalized in the next three months. At this time, we cannot state with certainty whether Year 2000 computer software or equipment failures on the part of Sonic or others will not have a material adverse impact on our results of operations, liquidity and financial condition. However, based on our assessment of our operations, we believe that we are adequately prepared to deal with Year 2000 problems which may arise. In a worst case scenario, Year 2000 problems affecting Sonic, Sonic's bank accounts or the business operations of Sonic's manufacturers or lenders could materially and adversely affect Sonic's ability to sell vehicles, complete acquisitions or meet obligations to third parties.


Amortization of Goodwill From Acquisitions Could Change, Resulting in Significant Reduction in Earnings for Future Periods

     Goodwill represented approximately 33.3% of our total assets and 124.4% of our stockholders' equity as of September 30, 1998. Goodwill arises when an acquiror pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles require that this and all other intangible assets be amortized over the period benefited. We determined that the period benefited by all of the goodwill will be no less than 40 years. Accordingly, we amortize goodwill over a 40 year period. Earnings reported in periods immediately following the acquisition would be overstated if Sonic attributed a 40 year benefit period to an intangible asset that should have had a shorter benefit period. In later years, we would be burdened by a continuing charge against earnings without the associated benefit to income valued by management in arriving at the price paid for the businesses. Earnings in later years also could be significantly affected if management determined then that the remaining balance of goodwill was impaired. We periodically compare the carrying value of goodwill with anticipated undiscounted future cash flows from operations of the businesses we have acquired to evaluate the recoverability of goodwill. We have concluded that the anticipated future cash flows associated with intangible assets recognized in the acquisitions will continue indefinitely, and there is no persuasive evidence that any material portion will dissipate over a period shorter than 40 years. Sonic will incur additional goodwill in its future acquisitions.

                              RECENT ACQUISITIONS

     The following table summarizes acquisitions of automobile dealerships and related businesses that we have completed, or for which we have agreed in writing to purchase, since August 1, 1998:



                                                                                                                 1998
                                                                                               Date of        Revenue(1)
Dealership/Company                                Brands                    Location         Acquisition     (in millions)
                                         Acura, Chevrolet, Ford,
 Higginbotham Automotive Group        Mercedes, Mercury, Oldsmobile    Daytona Beach, FL  Sept. 1998           $  123.5
 Tampa Volvo                                      Volvo                    Tampa, FL      Dec. 1998                11.8
 Ron Craft Chevrolet-Cadillac-
   Oldsmobile                        Cadillac, Chevrolet, Oldsmobile      Houston, TX     Dec. 1998                75.9
 Infiniti of Charlotte                           Infiniti                Charlotte, NC    Jan. 1999                27.9
 Ron Craft Chrysler Plymouth Jeep        Chrysler, Jeep, Plymouth         Houston, TX     Jan. 1999                18.0
 Rally Mitsubishi                               Mitsubishi               Nashville, TN    Feb. 1999(2)             14.4
                                       Audi, BMW, Buick, Cadillac,
 Tom Williams Dealerships              Lexus, Porsche, Range Rover       Birmingham, AL   Feb. 1999(2)            210.6
 Global Imports                                    BMW                    Atlanta, GA     Feb. 1999(2)             77.0
 Bondesen Chevrolet Oldsmobile             Cadillac, Chevrolet,
   Cadillac                                     Oldsmobile              Central Florida   Feb. 1999(2)             51.1
 Fitzgerald Chevrolet                           Chevrolet                Charlotte, NC    Feb. 1999(2)             27.4
 Newsome Dealerships                 BMW, Chevrolet, Isuzu, Mercedes      Columbia, SC    Mar. 1999(2)            120.0
 Superior Oldsmobile-
   Cadillac-GMC                         Cadillac, GMC, Oldsmobile       Chattanooga, TN   Mar. 1999(2)             20.5
                                         Cadillac, GMC, Mercedes,
 Lloyd Dealerships                           Nissan, Pontiac            Panama City, FL   Mar. 1999(2)             56.8
 Sam White Motor City                       Nissan, Oldsmobile            Houston, TX      (3)                     52.4


(1) Based on dealer statements prepared for manufacturers.

(2) Acquisition is pending; date shown is anticipated closing date.

(3) This acquisition is subject to approval by a bankruptcy court presiding over the dealership's pending bankruptcy proceeding. Consequently, the date of acquisition is currently unknown.

     Total consideration for the acquisitions listed above plus the pending Economy Honda acquisition is $143.8 million. We currently estimate that this total purchase price will be payable in a combination of $101.1 million in cash and $42.7 million in equity securities.

     Sonic was recently awarded two new Volvo franchises and a new Oldsmobile franchise in the Atlanta market. Sonic currently expects to open these new dealerships in the first half of 1999.


                                USE OF PROCEEDS

     The net proceeds to Sonic from the sale of 7,000,000 shares of Class A
common stock are approximately $   million after deducting the underwriting
discount and estimated expenses of the offering. If the Underwriters exercise their over-allotment option in full, the net proceeds to Sonic would be
approximately $    million.

     We intend to use these net proceeds to fund $   million of the purchase
price of our pending and future acquisitions and to repay approximately $8.9 million of debt incurred subsequent to September 30, 1998 to fund previous acquisitions. This debt was borrowed under our Revolving Facility and bore interest at 7.55% per annum as of February 1, 1999. Ford Motor Credit has committed to increase the amount available under the Revolving Facility from $75 million to $100 million and to extend the maturity date of the Revolving Facility to December 31, 2000. Pending consummation of our future acquisitions, we will temporarily use the funds to repay our Revolving Facility or Floor Plan Facility, which may subsequently be reborrowed. See "Description of Certain Indebtedness."

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

     We have not paid any cash dividends on our common stock to date, and do not anticipate paying any cash dividends on our common stock for the foreseeable future. We intend to retain our earnings to provide funds for our operations and for paying our acquisition costs. In addition, the Revolving Facility includes covenants that prohibit our payment of cash dividends and our senior subordinated notes include covenants that restrict our ability to pay cash dividends.


                      PRICE RANGE OF CLASS A COMMON STOCK

     Since our November 10, 1997 initial public offering, our Class A common stock has been traded on the New York Stock Exchange under the symbol "SAH." The following table sets forth the high and low closing sales prices for the Class A common stock, as reported on the NYSE Composite Tape for each calendar quarter indicated, as adjusted for our January 25, 1999 2-for-1 stock split. Before November 10, 1997, we were privately held and there was no public market for our common stock.



                                                     High            Low
                                                 ------------   -------------
      1997:
       Fourth Quarter (from November 10, 1997) . $ 5 31/32      $  4 13/16
      1998:
       First Quarter ...........................   8 5/8           4 7/8
       Second Quarter ..........................   9 3/8           7 11/16
       Third Quarter ...........................  11 15/16         8 1/4
       Fourth Quarter ..........................  17 9/16          6 11/32
      1999:
       First Quarter (through February 3, 1999)   18 7/16         14 5/8

                                 CAPITALIZATION

     The following table shows the capitalization of Sonic as of September 30, 1998 (a) on an actual basis, and (b) on a pro forma basis, as adjusted to reflect the offering and the application of the estimated net proceeds of the offering to be received by Sonic. See "The Acquisitions" and "Use of Proceeds." You should read this table in connection with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.



                                                                                              September 30, 1998
                                                                                    ---------------------------------------
                                                                                                                Pro Forma
                                                                                                                 for the
                                                                                       Actual    Adjustments   Offering (1)
                                                                                    ----------- ------------- -------------
                                                                                            (dollars in thousands)
                                  Short-term debt:
  Notes payable -- floor plan .....................................................  $173,977     $      --      $173,977
  Notes payable -- other ..........................................................       532            --           532
  Current maturities of long-term debt ............................................       788            --           788
                                                                                     --------     ---------      --------

   Total short-term debt ..........................................................  $175,297     $      --      $175,297
                                                                                     ========     =========      ========
 Long-term debt:
  Revolving Facility ..............................................................  $     --            --      $     --
  Senior subordinated notes .......................................................   120,666            --       120,666
  Mortgage notes ..................................................................     3,859            --         3,859
  Subordinated Smith Loan .........................................................     5,500            --         5,500
  Other debt ......................................................................    10,578            --        10,578
                                                                                     --------     ---------      --------
   Total long-term debt ...........................................................  $140,603     $      --      $140,603
                                                                                     ========     =========      ========
 Stockholders' equity:
  Preferred stock, $.10 par value, 3,000,000 shares authorized; 27,058.8 shares
   issued and outstanding .........................................................  $ 25,788     $ (12,352)     $ 13,436
  Class A common stock, $.01 par value, 50,000,000 shares authorized;
   11,053,510 shares issued and outstanding as of September 30, 1998
   (18,934,745 on a pro forma basis, as adjusted to reflect the offering) (2)(3) ..       111            79           190
  Class B common stock, $.01 par value, 15,000,000 shares authorized;
   12,500,000 shares issued and outstanding (3) ...................................       125            --           125
  Additional paid-in capital ......................................................    77,229       133,470       210,699
  Retained earnings ...............................................................    28,416            --        28,416
   Total stockholders' equity .....................................................   131,669       121,197       252,866
                                                                                     --------     ---------      --------
     Total capitalization .........................................................  $272,272     $ 121,197      $393,469
                                                                                     ========     =========      ========

---------
(1) Sonic intends to use the net proceeds from the offering to fund pending and future acquisitions. Sonic's commitments for acquisitions that will close after September 30, 1998 are $82.9 million. Remaining amounts of net proceeds from the offering will be applied to outstanding long-term debt that may be reborrowed to pay for future acquisitions.

(2) As of February 3, 1999, there were 12,031,170 shares issued and outstanding (19,912,405 on a pro forma basis, as adjusted to reflect the offering, or 20,975,561 shares if the Underwriters' over-allotment option is exercised in full). Does not include (i) 3,261,680 shares issuable upon exercise of outstanding options, and (ii) 1,320,172 shares issuable upon conversion of outstanding preferred stock (assuming such shares were converted to Class
    A common stock on February 3, 1999).

(3) The issued and outstanding shares of Class A common stock and Class B common stock shown above reflect the 2-for-1 stock split effected January 25, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA
     The selected consolidated statement of income data for the years ended December 31, 1994, 1995, 1996 and 1997 and the selected balance sheet data as of December 31, 1995, 1996 and 1997 are derived from Sonic's audited financial statements, which are incorporated by reference in this prospectus. The selected consolidated statement of income data for the year ended December 31, 1993 and the selected consolidated balance sheet data as of December 31, 1993 and 1994 are derived from Sonic's unaudited financial statements, which are not included in this prospectus. The selected consolidated statement of income data for the nine months ended September 30, 1997 and 1998, and the selected consolidated balance sheet data at September 30, 1998, are derived from the unaudited financial statements of Sonic, which are incorporated by reference in this prospectus. In the opinion of management, these unaudited financial statements reflect all adjustments necessary for a fair presentation of its results of operations and financial condition. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. In accordance with generally accepted accounting principles, the selected consolidated financial data has been retroactively restated to reflect Sonic's 2-for-1 common stock split that occurred on January 25, 1999. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (included elsewhere in this prospectus) and the Consolidated Financial Statements and related notes (incorporated by reference in this prospectus).



                                                             Year Ended December 31,
                                          -------------------------------------------------------------
                                              1993        1994        1995      1996(a)      1997(b)
                                          ----------- ----------- ----------- ----------- -------------
                                                    (in thousands, except per share amounts)
Consolidated Statement of Income
 Data:
Revenue:
 Vehicle sales ..........................  $204,243    $228,569    $267,650    $327,674     $ 467,858
 Parts, service and collision repair.....    30,337      33,984      35,860      42,075        57,537
 Finance and insurance ..................     3,711       5,181       7,813       7,118        10,606
                                           --------    --------    --------    --------     ---------
   Total revenue ........................   238,291     267,734     311,323     376,867       536,001
Cost of sales ...........................   209,113     233,833     272,130     332,122       473,003
                                           --------    --------    --------    --------     ---------
Gross profit ............................    29,178      33,901      39,193      44,745        62,998
Selling, general and administrative
 expenses ...............................    22,070      23,810      28,091      32,602        46,770
Depreciation and amortization ...........       788         838         832       1,076         1,322
                                           --------    --------    --------    --------     ---------
Operating income ........................     6,320       9,253      10,270      11,067        14,906
Interest expense, floor plan ............     2,743       3,001       4,504       5,968         8,007
Interest expense, other .................       263         443         436         433         1,199
Other income ............................       613         609         106         355           298
                                           --------    --------    --------    --------     ---------
Income before income taxes and
 minority interest ......................     3,314       5,809       5,436       5,021         5,998
Provision for income taxes ..............       723       2,118       2,176       1,924         2,249
                                           --------    --------    --------    --------     ---------
Income before minority interest .........     2,591       3,691       3,260       3,097         3,749
Minority interest in earnings (loss)
 of subsidiary ..........................       (22)         15          22         114            47
                                           --------    --------    --------    --------     ---------
Net income ..............................  $  2,613    $  3,676    $  3,238    $  2,983     $   3,702
                                           ========    ========    ========    ========     =========
Diluted net income per common
 share ..................................                                                   $    0.27
                                                                                            =========
Weighted average number of
 common shares -- diluted ...............                                                      13,898
                                                                                            =========
Consolidated Balance Sheet Data:
Working capital .........................  $  9,629    $ 13,246    $ 18,140    $ 19,780     $  44,676
Total assets ............................    54,917      69,061      79,462     110,976       291,450
Long-term debt(c) .......................     4,142       3,773       6,950       5,286        49,563
Total liabilities .......................    52,235      63,541      62,956      84,367       207,085
Minority interest .......................       139         177         200         314            --
Stockholders' equity ....................     2,543       5,343      16,306      26,295        84,365



                                                Nine Months Ended
                                                  September 30,
                                          -----------------------------
                                             1997(b)          1998
                                          ------------- ---------------
Consolidated Statement of Income
 Data:
Revenue:
 Vehicle sales ..........................   $ 295,878     $ 1,015,001
 Parts, service and collision repair.....      36,317         118,917
 Finance and insurance ..................       8,046          24,587
                                            ---------     -----------
   Total revenue ........................     340,241       1,158,505
Cost of sales ...........................     301,855       1,012,432
                                            ---------     -----------
Gross profit ............................      38,386         146,073
Selling, general and administrative
 expenses ...............................      28,442         105,511
Depreciation and amortization ...........         772           3,364
                                            ---------     -----------
Operating income ........................       9,172          37,198
Interest expense, floor plan ............       5,005          11,875
Interest expense, other .................         430           5,567
Other income ............................         292              24
                                            ---------     -----------
Income before income taxes and
 minority interest ......................       4,029          19,780
Provision for income taxes ..............       1,531           7,550
                                            ---------     -----------
Income before minority interest .........       2,498          12,230
Minority interest in earnings (loss)
 of subsidiary ..........................          47              --
                                            ---------     -----------
Net income ..............................   $   2,451     $    12,230
                                            =========     ===========
Diluted net income per common
 share ..................................   $    0.20     $      0.50
                                            =========     ===========
Weighted average number of
 common shares -- diluted ...............      12,500          24,280
                                            =========     ===========
Consolidated Balance Sheet Data:
Working capital .........................   $  21,136     $    87,052
Total assets ............................     161,875         490,338
Long-term debt(c) .......................      30,631         141,923
Total liabilities .......................     131,787         358,669
Minority interest .......................          --              --
Stockholders' equity ....................      30,088         131,669

                                                   (footnotes on following page)

---------
(a) Sonic acquired Fort Mill Ford, Inc. in February 1996. The acquisition was accounted for using the purchase method of accounting. As a result, the actual financial data does not include the results of this dealership before the date we acquired it. Accordingly, the actual financial data for periods after the acquisition may not be comparable to data presented for periods before the acquisition.

(b) Sonic acquired Fort Mill Chrysler-Plymouth-Dodge in June 1997, Lake Norman Chrysler/Plymouth/Jeep and Lake Norman Dodge in September 1997, Williams Motors and Ken Marks Ford in October 1997, and the Bowers Automotive Group and Dyer & Dyer Volvo in November 1997. Our 1997 acquisitions were accounted for using the purchase method of accounting. As a result, the actual financial data does not include the results of operations of these dealerships before the date we acquired them. Accordingly, the actual financial data for periods after the acquisitions may not be comparable to data presented for periods before the acquisitions.

(c) Long-term debt, including current portion, includes the payable to Sonic's Chairman and the payable to affiliates of Sonic. See Sonic's Consolidated Financial Statements and the related notes incorporated by reference in this prospectus.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of income for the year ended December 31, 1997 reflects the historical accounts of Sonic for that period, adjusted giving effect to the following events, as if those events had occurred on January 1, 1997:

     o the acquisitions Sonic completed in 1997 and 1998;

     o Sonic's pending acquisition of the Economy Honda dealership;

     o Sonic's initial public offering of its Class A common stock in November 1997;

     o the reorganization of Sonic in anticipation of its initial public offering;

     o Sonic's sale of its senior subordinated notes in July 1998 and the application of the net sale proceeds; and

     o this offering of Class A common stock and the application of the estimated net proceeds to Sonic from this offering.

     The following unaudited pro forma consolidated statement of income for the nine months ended September 30, 1998 reflects the historical accounts of Sonic for that period, adjusted to give effect to the following events, as if those events had occurred on January 1, 1998:

   o the acquisitions Sonic completed in 1998 (other than the acquisition of the Clearwater dealerships and affiliated companies, which was effective January 1, 1998);

     o Sonic's pending acquisition of the Economy Honda dealership;

     o our senior subordinated notes offering; and

     o this offering.

     The following unaudited pro forma consolidated balance sheet as of September 30, 1998 reflects the historical accounts of the Company as of that date as adjusted to give pro forma effect to the following events, as if those events had occurred on September 30, 1998:

   o acquisitions by Sonic that were closed after September 30, 1998 (other than the acquisition of the Higginbotham Automotive Group, which was effective August 1, 1998);

     o Sonic's pending acquisition of the Economy Honda dealership; and

     o this offering.

     The unaudited pro forma consolidated financial data and accompanying notes should be read in conjunction with the Consolidated Financial Statements and related notes of Sonic (which are incorporated by reference in this prospectus) as well as the financial statements and related notes of the Clearwater Dealerships and Affiliated Companies, the Hatfield Automotive Group, Economy Honda Cars, Casa Ford of Houston, Inc., Higginbotham Automotive Group, the Bowers Dealerships and Affiliated Companies, Lake Norman Dodge Inc. and Affiliated Companies, Ken Marks Ford Inc. and Dyer and Dyer, Inc., all of which are incorporated by reference in this prospectus. Such unaudited pro forma consolidated data and accompanying notes do not give effect to Sonic's acquisitions of Fort Mill Chrysler-Plymouth-Dodge and Williams Motors, or the financing of these acquisitions, because such transactions are not required to be presented in this prospectus on a pro forma basis in accordance with Securities and Exchange Commission rules. Sonic believes that the assumptions used in the following statements provide a reasonable basis on which to present the unaudited pro forma financial data. The unaudited pro forma consolidated financial data are provided for informational purposes only and should not be construed to be indicative of Sonic's financial condition, results of operations or covenant compliance had the transactions and events described above been consummated on the dates assumed, and are not intended to project Sonic's financial condition on any future date or its results of operation for any future period.

             Unaudited Pro Forma Consolidated Statement of Income
                         Year Ended December 31, 1997



                                                                       The Acquisitions (a)
                                        ---------------------------------------------------------------     Pro Forma
                                                            Hatfield    Higginbotham                       Adjustments
                                               1997        Automotive    Automotive       Other 1998         for the
                             Actual(b)   Acquisitions(c)    Group(d)        Group      Acquisitions(e)     Acquisitions
                            ----------- ----------------- ------------ -------------- ----------------- -----------------
                                                       (in thousands except per share amounts)
Revenues:
 Vehicle sales ............  $467,858        $364,756       $251,981      $102,594         $405,613        $
 Parts, service and
  collision repair ........    57,537          42,164         16,400        10,496           49,702
 Finance and
  insurance ...............    10,606           7,723          6,899         3,060            8,505               559 (f)
                             --------        --------       --------      --------         --------        ----------
 Total revenues ...........   536,001         414,643        275,280       116,150          463,820               559
Cost of sales .............   473,003         361,902        244,330        98,430          407,905              (879)(g)
                             --------        --------       --------      --------         --------        ----------
Gross profit ..............    62,998          52,741         30,950        17,720           55,915             1,438
Selling, general and
 administrative
 expenses .................    46,770          40,801         20,193        13,099           43,151            (5,925)(h)
                                                                                                                2,658 (j)
Management bonus ..........                                    7,121                                           (7,121)(h)
Depreciation and
 amortization .............     1,322             914            221           338            1,245              (436)(l)
                                                                                                                 (601)(j)
                                                                                                                3,611 (m)
                                                                                                           ----------
Operating income ..........    14,906          11,026          3,415         4,283           11,519             9,252
Interest expense, floor
 plan .....................     8,007           4,722          3,663         1,208            4,258            (2,608)(n)
Interest expense, other ...     1,199             234                          303            1,969              (923)(j)
                                                                                                                  267 (p)
                                                                                                                 (698)(q)
Other income ..............       298             180            224            20              466
                             --------        --------       --------      --------         --------
Income (loss) before
 income taxes and
 minority interest ........     5,998           6,250            (24)        2,792            5,758            13,214
Provision for income
 taxes ....................     2,249             178                                         1,140             5,401 (r)
                                                                                                                4,211 (t)
                                                                                                           ----------
Income (loss) before
 minority interest ........     3,749           6,072            (24)        2,792            4,618             3,602
Minority interest in
 earnings of
 subsidiary ...............        47
                             --------
Net income (loss) .........  $  3,702        $  6,072       $    (24)     $  2,792         $  4,618        $    3,602
                             ========        ========       ========      ========         ========        ==========
Pro forma basic net
 income per share(v) ......
Pro forma weighted
 average common
 shares outstanding
 -- basic (v) .............
Pro forma diluted net
 income per share (v)......
Pro forma weighted
 average common
 shares outstanding
 -- diluted (v) ...........



                                                                   Pro Forma
                                 Pro Forma                          for the
                                Adjustments                     Reorganization,
                                  for the                      the Acquisitions,
                              Reorganization,                    the IPO, the
                                the IPO and       Pro Forma     Notes Offering
                                 the Notes         for this        and this
                                  Offering       Offering(x)       Offering
                            ------------------- ------------- ------------------
                                  (in thousands except per share amounts)
Revenues:
 Vehicle sales ............    $                                 $ 1,592,802
 Parts, service and
  collision repair ........                                          176,299
 Finance and
  insurance ...............                                           37,352
                                                -------------    -----------
 Total revenues ...........                                        1,806,453
Cost of sales .............                                        1,584,691
                                                                 -----------
Gross profit ..............                                          221,762
Selling, general and
 administrative
 expenses .................            291 (i)                       161,038
Management bonus ..........
Depreciation and
 amortization .............             15 (k)                         6,629
Operating income ..........           (306)                           54,095
Interest expense, floor
 plan .....................           (127)(o)                        19,123
Interest expense, other ...         12,812 (o)                        15,163
Other income ..............                                            1,188
                                                                 -----------
Income (loss) before
 income taxes and
 minority interest ........        (12,991)                           20,997
Provision for income
 taxes ....................              6 (s)
                                    (4,866) (u)                        8,319
                               -----------                       -----------
Income (loss) before
 minority interest ........         (8,131)                           12,678
Minority interest in
 earnings of
 subsidiary ...............            (47) (k)
                               -----------
Net income (loss) .........    $    (8,084)                      $    12,678
                               ===========                       ===========
Pro forma basic net
 income per share(v) ......                                      $      0.54
                                                                 ===========
Pro forma weighted
 average common
 shares outstanding
 -- basic (v) .............                                           23,470
                                                                 ===========
Pro forma diluted net
 income per share (v)......                                      $      0.44
                                                                 ===========
Pro forma weighted
 average common
 shares outstanding
 -- diluted (v) ...........                                           28,830
                                                                 ===========

(See accompanying notes to Unaudited Pro Forma Consolidated Statement of
                                    Income)

             Unaudited Pro Forma Consolidated Statement of Income
                     Nine Months Ended September 30, 1998



                                                                                   The 1998
                                                                               Acquisitions (a)
                                                      ------------------------------------------------------------------
                                                            Other         Hatfield                        Pro Forma
                                                             1998        Automotive   Higginbotham     Adjustments for
                                          Actual(b)    Acquisitions(e)      Group      Automotive     the Acquisitions
                                        ------------- ----------------- ------------ -------------- --------------------
                                                            (in thousands except per share amounts)
Revenues:
 Vehicle sales ........................  $1,015,001        $ 97,889       $133,661      $67,874         $
 Parts, service and collision
  repair ..............................     118,917          13,316          8,774        6,309
 Finance and insurance ................      24,587           2,019          4,190        1,835                74(f)
                                         ----------        --------       --------      -------         ---------
 Total revenues .......................   1,158,505         113,224        146,625       76,018                74
Cost of sales .........................   1,012,432          98,884        130,221       65,110               (27)(g)
                                         ----------        --------       --------      -------         ---------
Gross profit ..........................     146,073          14,340         16,404       10,908               101
Selling, general and adminis-
 trative expenses .....................     105,511          11,032         11,308        7,434              (612)(h)
                                                                                                              732 (j)
Management bonus ......................          --              --          3,181           --            (3,181)(h)
Depreciation and amortization .........       3,364             305            158          168              (181)(j)
                                                                                                              (74)(l)
                                                                                                            1,015 (m)
                                                                                                        ---------
Operating income ......................      37,198           3,003          1,757        3,306             2,402
Interest expense, floor plan ..........      11,875             948          1,245          780                  (2) (n)
Interest expense, other ...............       5,567             179                         196               (87)(j)
                                                                                                             (212)(q)
Other income (expense) ................          24              73            244          (43)
                                         ----------        --------       --------      -------
Income before income taxes ............      19,780           1,949            756        2,287             2,703
Provision for income taxes ............                                                      --             1,028 (r)
                                              7,550             554                                         1,458 (t)
                                         ----------        --------                                     -----------
Net income ............................  $   12,230        $  1,395       $    756      $ 2,287         $     217
                                         ==========        ========       ========      =======         ===========
Pro forma basic net income per
 share (v) ............................
Pro forma weighted average
 common shares
 outstanding -- basic (v) .............
Pro forma diluted net income
 per share (v) ........................
Pro forma weighted average
 common shares
 outstanding -- diluted (v) ...........



                                                                                  Pro Forma
                                              Pro Forma        Pro Forma    for the Acquisitions,
                                           Adjustments for      for this     the Notes Offering
                                         the Notes Offering   Offering(x)     and this Offering
                                        -------------------- ------------- ----------------------
                                                 (in thousands except per share amounts)
Revenues:
 Vehicle sales ........................     $                $                  $ 1,314,425
 Parts, service and collision
  repair ..............................                                             147,316
 Finance and insurance ................                                              32,705
                                                                                -----------
 Total revenues .......................                                           1,494,446
Cost of sales .........................                                           1,306,620
                                                                                -----------
Gross profit ..........................                                             187,826
Selling, general and adminis-
 trative expenses .....................                                             135,405
Management bonus ......................
Depreciation and amortization .........                                               4,755
Operating income ......................                                              47,666
Interest expense, floor plan ..........            (63)(o)                           14,783
Interest expense, other ...............          7,877 (o)                           13,520
Other income (expense) ................                                                 298
                                                                                -----------
Income before income taxes ............         (7,814)                              19,661
Provision for income taxes ............         (2,930)(w)                            7,660
Net income ............................     $   (4,884)                         $    12,001
                                            ==========                          ===========
Pro forma basic net income per
 share (v) ............................                                         $      0.51
                                                                                ===========
Pro forma weighted average
 common shares
 outstanding -- basic (v) .............                                              23,516
                                                                                ===========
Pro forma diluted net income
 per share (v) ........................                                         $      0.41
                                                                                ===========
Pro forma weighted average
 common shares
 outstanding -- diluted (v) ...........                                              29,522
                                                                                ===========

(See accompanying notes to Unaudited Pro Forma Consolidated Statement of
                                    Income)

---------
(a) Sonic has obtained manufacturer consent to all of its 1998 acquisitions other than from Honda in the Economy Honda acquisition, which Sonic expects to receive prior to the closing of the acquisition. We cannot assure you that such consent will be obtained. Sonic's request for consent to the acquisition of two Jaguar franchises in 1997 and 1998 were denied. The two Jaguar franchises and the Economy Honda dealership, which are included in the Unaudited Pro Forma Consolidated Financial Data, represented in the aggregate 3.2% of Sonic's pro forma revenues and 3.3% of gross profit for 1997, and 1.9% of Sonic's pro forma revenues and 1.8% of gross profit for the first nine months of 1998. See "Risk Factors -- Jaguar Has Not Consented to Two Acquisitions" and " -- Honda Has Not Consented to the Economy Honda Acquisition."
(b) The actual consolidated statement of income data for Sonic for the year ended December 31, 1997 includes the results of operations of the following dealerships and dealership groups acquired during the year ended December 31, 1997 from their respective dates of acquisition:

                                             Date
         Dealership Acquired            of Acquisition
------------------------------------- ------------------
  Fort Mill Chrysler-Plymouth-Dodge   June 3, 1997
  Lake Norman Dealerships             September 1, 1997
  Ken Marks Ford                      October 1, 1997
  Williams Motors                     October 10, 1997
  Dyer Volvo                          November 1, 1997
  Bowers Dealerships                  November 1, 1997

   The actual consolidated statement of income data for Sonic for the nine months ended September 30, 1998 includes the results of operations of the following dealerships and dealership groups acquired during the first nine months of 1998 from their respective dates of acquisition:

                                                         Date
                Dealership Acquired                 of Acquisition
-------------------------------------------------- ----------------
  Clearwater Dealerships and Affiliate Companies   January 1, 1998
  Casa Ford of Houston, Inc.                       May 1, 1998
  Capitol Chevrolet and Imports                    April 1, 1998
  Century BMW                                      April 1, 1998
  Heritage Lincoln Mercury                         April 1, 1998
  Hatfield Automotive Group                        July 1, 1998
  Higginbotham Automotive Group                    August 1, 1998

(c) Reflects the results of operations of Sonic's 1997 acquisitions for the period from January 1, 1997 to their respective dates of acquisition. Pro forma adjustments have not been presented to include the results of (i)
   Fort Mill Chrysler-Plymouth-Dodge for the period from January 1, 1997 to June 3, 1997, the effective date of the acquisition or (ii) Williams Motors for the period from January 1, 1997 to October 10, 1997, the effective date of acquisition, because Sonic believes such results are not material.
(d) The combined statement of operations data for Hatfield Automotive Group include the results of Trader Bud's Westside Chrysler-Plymouth from May 1, 1997, the effective date of the acquisition by Hatfield Automotive Group. Pro forma adjustments have not been presented to include the results of operations of Trader Bud's Westside Chrysler-Plymouth for the four month period ended April 30, 1997 because Sonic believes such results are not material.
(e) Reflects the results of operations of Sonic's 1998 acquisitions (other than the Hatfield acquisition and the Higginbotham acquisition) and its pending acquisition of Economy Honda for the year ended December 31, 1997 and reflects the results of operations of Sonic's 1998 acquisitions (other than the Hatfield acquisition, the Higginbotham acquisition and the Clearwater acquisition) and its pending acquisition of Economy Honda from January 1, 1998 to their respective dates of acquisition. Certain historical amounts have been reclassified to conform to Sonic's method of presentation.
 (f) Reflects finance and insurance revenues generated by Sonic's 1997 acquisitions and 1998 acquisitions, including its pending acquisition of Economy Honda, in the amounts of $252,000 and $307,000, respectively for the year ended December 31, 1997, and by Sonic's 1998 acquisitions (other than the Clearwater acquisition) and its pending acquisition of Economy Honda in the amount of $74,000 for the nine months ended September 30, 1998, that were paid directly to the dealership owners or wholly-owned management companies and excluded from revenue in the historical financial statements of the acquired dealerships. No adjustment has been made to reflect such amounts for the

                                        (footnotes continued on following pages)

   Economy Honda acquisition, the Capitol Chevrolet & Imports acquisition, the Hatfield acquisition, the Century BMW acquisition or the Heritage Lincoln-Mercury acquisition as such amounts could not be reasonably ascertained.

(g) Adjustment reflects the conversion from the "last-in, first-out" method of inventory accounting to the "first-in, first-out" method of inventory accounting for Sonic's 1997 acquisitions and 1998 acquisitions (other than the Hatfield acquisition and the Clearwater acquisition), including its pending acquisition of Economy Honda, in the amounts of $371,000 and $508,000, respectively, for the year ended December 31, 1997 and for Sonic's 1998 acquisitions (other than the Hatfield acquisition and the Clearwater acquisition) and its pending acquisition of Economy Honda in the amount of $27,000 for the nine months ended September 30, 1998, to conform to Sonic's method of accounting for vehicle inventories.

(h) Reflects the net decrease in selling, general and administrative expenses related to the net reduction in salaries, bonuses, fringe benefits and related expenses of owners and officers of the acquired dealerships who have become or will become employees, consistent with reduced salaries pursuant to employment agreements with Sonic, or whose positions have been or will be eliminated as part of Sonic's 1997 and 1998 acquisitions and its pending acquisition of Economy Honda.

 (i) Reflects the increase in salaries of existing officers who entered into employment agreements with Sonic, effective upon consummation of Sonic's inital public offering in November 1997.

 (j) Reflects the increase in rent expense related to lease agreements entered into with the sellers of certain acquired dealerships for the dealerships' real property that will not be acquired by Sonic, and the decreases in depreciation expense and interest expense related to mortgage indebtedness encumbering such property of approximately $9.5 million bearing interest at rates from 7.0% to 9.5%.

(k) Reflects the elimination of minority interest in earnings as a result of the acquisition of the 31% minority interest in Town & Country Toyota for $3.2 million of Class B common stock in connection with Sonic's reorganization, and the amortization over 40 years of approximately $1.2 million in goodwill arising from such acquisition.

 (l) Reflects the elimination of amortization expense related to goodwill that arose in previous acquisitions in certain of the acquired dealerships from the effective date of the acquisitions.

(m) Reflects the amortization over an assumed useful life of 40 years, of intangible assets, consisting primarily of goodwill, resulting from Sonic's 1997 and 1998 acquisitions and its pending acquisition of Economy Honda which were assumed to occur on January 1, 1997. Certain of Sonic's 1998 acquisitions have purchase agreements which require Sonic to pay additional amounts in cash or preferred stock based on future operating results. Amount includes amortization of the additional goodwill associated with the $1.8 million contingent purchase price related to the Clearwater acquisition. Should Sonic be required to pay the maximum additional amounts contingent in the purchase agreements for its 1998 acquisitions (other than Casa Ford), Sonic would incur goodwill amortization charges in addition to the amounts recorded in the Unaudited Pro Forma Consolidated Statements of Income of approximately $81,000 in 1997 and $76,000 for the nine months ended September 30, 1998, respectively. Sonic's purchase agreement for Casa Ford does not provide a maximum contingent amount to be paid based on future operating results, therefore a maximum additional amount of amortization expense cannot be estimated.

(n) Reflects the decrease in interest expense, floor plan resulting from the refinancing of the notes payable, floor plan arrangements of Sonic and the dealerships being acquired, under the Floor Plan Facility as if such refinancing had occurred at the beginning of the period presented. The aggregate balance of notes payable, floor plan arrangements of Sonic and the dealerships being acquired was $232.3 million and $177.1 million at December 31, 1997 and September 30, 1998, respectively, prior to the assumed repayment by Sonic reflected in (o) below. The average interest rate under the Floor Plan Facility is approximately 7.6% compared to historical interest rates ranging from 7.8% to 9.5%.

(o) Reflects the increase in interest expense associated with Sonic's senior subordinated notes issued in July 1998 and the decrease in interest expense as a result of the repayment of approximately $75.0 million of debt outstanding under the Revolving Facility and $1.2 million of debt outstanding under the Floor Plan Facility with the net proceeds from Sonic's issuance of its senior subordinated notes not used to finance Sonic's 1998 acquisitions.

(p) In connection with the acquisition of the Bowers Automotive Group in 1997, Sonic issued a promissory note to the former owner in the amount of $4.0 million bearing interest at NationsBank's prime rate less 0.5%. This adjustment reflects an increase in interest expense related to the promissory note assuming a prime rate of 8.5% as if the note was issued at the beginning of the period presented.
                                         (footnotes continued on following page)

(q) Reflects the decrease in interest expense related to debt, other than mortgage indebtedness, which has not or will not be assumed of approximately $7.4 million bearing interest at rates from 8.5% to 10.0%.

 (r) Reflects the net increase in provision for income taxes resulting from pro forma adjustments above, computed using a combined statutory income tax rate of approximately 39%.

(s) Reflects the net increase in the provision for income taxes due to the amortization of goodwill related to the acquisition of the minority interest pursuant to Sonic's reorganization, computed at the combined statutory income tax rate of approximately 40%.

 (t) Certain of the acquired dealerships were not subject to federal and state income taxes because they were either S corporations, partnerships, or limited liability companies during the period indicated. Upon completion of these acquisitions, these dealerships became subject to federal and state income tax as C corporations. This adjustment reflects the resulting increase in the federal and state income tax provision as if these entities had been taxable at the combined statutory income tax rate of approximately 39%.

(u) Reflects the net decrease in the provision for income taxes resulting from adjustments (i) and (o), computed using a combined statutory income tax rate of approximately 38%.

(v) All earnings per share information reflects Sonic's 2-for-1 common stock split effective January 25, 1999. Pro forma basic and diluted net income per share and the related weighted average shares outstanding for the year ended December 31, 1997 have been adjusted to reflect the issuance of 10 million shares of Class A common stock in connection with Sonic's initial public offering in November 1997 and the issuance of 970,588 shares of Class A common stock in connection with the Higginbotham acquisition as if such shares had been issued on January 1, 1997. Pro forma diluted net income per share and the related weighted average shares outstanding for the year ended December 31, 1997 includes the dilutive effect of the issuance of 32,158.8 shares of preferred stock in connection with the 1998 acquisitions. Warrants to purchase 88,782 shares of Class A common stock issued in January 1998 in connection with the consummation of the 1997 acquisitions and warrants to purchase 150,000 shares of Class A common stock to be issued in connection with the 1998 acquisitions were not included in the reported amounts because they were anti-dilutive. Pro forma net income per share and the related weighted average shares outstanding for the nine months ended September 30, 1998 includes the dilutive effect of the issuance of 32,158.8 shares of preferred stock in connection with the 1998 acquisitions and warrants to purchase 150,000 shares of Class A common stock issued in connection with the Century BMW acquisition as if such shares and warrants had been issued on January 1, 1998. The following is a reconciliation of the pro forma weighted average shares for the year ended December 31, 1997 and the nine months ended September 30, 1998:



                                                                                                   Nine Months
                                                                                Year Ended            Ended
                                                                            December 31, 1997   September 30, 1998
                                                                           ------------------- -------------------
Weighted Average Shares -- Basic (actual) ................................        13,898              22,596
Issuance of Common Stock in connection with IPO ..........................         8,602                  --
Issuance of Common Stock in connection with Higginbotham Acquisition .....           970                 920
                                                                                  ------              ------
Weighted Average Shares -- Basic (pro forma) .............................        23,470              23,516
                                                                                  ======              ======
Weighted Average Shares -- Diluted (actual) ..............................        13,898              24,280
Issuance of Common Stock in connection with Higginbotham acquisition .....           971                 920
Issuance of Common Stock in connection with IPO ..........................         8,601                  --
Class A Convertible Preferred Stock ......................................         5,360               4,232
Warrants .................................................................            --                  90
                                                                                  ------              ------
Weighted Average Shares -- Diluted (pro forma) ...........................        28,830              29,522
                                                                                  ======              ======

(w) Reflects the net decrease in the provision for income taxes resulting from adjustment (o) computed using a combined statutory income tax rate of approximately 38%.

(x) The net proceeds to Sonic from this offering will be used to fund pending and future acquisitions and to repay approximately $8.9 million of debt that was borrowed under our Revolving Facility subsequent to September 30, 1998. Accordingly, the proceeds of this offering will not be used to repay any debt incurred prior to September 30, 1998, and therefore there will be no reduction of interest expense recorded on the Unaudited Pro Forma Statements of Income included in this prospectus.

                Unaudited Pro Forma Consolidated Balance Sheet
                           As of September 30, 1998



                                                                       Pro Forma                                 Pro Forma
                                                                      Adjustments           Pro Forma         for the Economy
                                                 Economy Honda      for the Economy          for this        Honda Acquisition
                                     Actual       Acquisition      Honda Acquisition         Offering        and this Offering
                                   ----------   ---------------   -------------------   -----------------   ------------------
                                                                         (in thousands)
Assets
Current Assets:
 Cash and cash equivalents          $ 40,091        $ 8,867          $   (4,969)(a)        $  121,197(f)         $159,484
                                                                          3,165 (e)
                                                                         (8,867) (b)
 Receivables ...................      38,617            302                                                        38,919
 Inventories ...................     210,947          2,983                 551 (c)                               214,481
 Deferred incomes taxes ........         898                                                                          898
 Due from affiliates ...........       1,215                                                                        1,215
 Other current assets ..........       4,220              3                                                         4,223
                                    --------        -------                                                      --------
    Total current assets .......     295,988         12,155             (10,120)              121,197             419,220
Property and equipment, net           24,444          1,695              (1,691) (d)                               24,448
Goodwill, net ..................     163,253                              7,500 (a)                               170,753
Other assets ...................       6,653                                                                        6,653
                                    --------                                                                     --------
    Total assets ...............    $490,338        $13,850          $   (4,311)           $  121,197            $621,074
                                    ========        =======          ==========            ==========            ========
Liabilities and
Stockholders' Equity
Current Liabilities:
 Notes payable-floor plan ......    $173,977        $                $    3,165(e)                               $177,142
 Trade accounts payable ........       9,161            175                                                         9,336
 Accrued interest ..............       3,513                                                                        3,513
 Other accrued liabilities .....      20,690            807                                                        21,497
 Payable for acquisitions ......         275                                                                          275
 Payable to affiliates .........         532                                                                          532
 Current maturities of
  long-term debt ...............         788                                                                          788
                                    --------                                                                     --------
    Total current
     liabilities ...............     208,936            982               3,165                                   213,083
Long-term debt .................     131,213                                                                      131,213
Payable for acquisitions .......         275                                                                          275
Payable to the Company's
 Chairman ......................       5,500                                                                        5,500
Payable to affiliates ..........       3,890                                                                        3,890
Deferred income taxes ..........       1,079             78                                                         1,157
Income tax payable .............       7,776                                214 (c)                                 7,990
Stockholders' Equity:
 Common stock of
  Economy Honda ................                         50                 (50) (a)                                   --
 Preferred stock ...............      25,788                              5,100 (a)                                30,888
 Class A common stock ..........         111                                                       79(f)              190
 Class B common stock ..........         125                                                                          125
 Paid-in capital ...............      77,229                                                  121,118(f)          198,347
 Retained earnings .............      28,416         12,740              (2,519) (a)                               28,416
                                                                         (8,867) (b)
                                                                            337 (c)
                                                                         (1,691) (d)
                                                                     ----------
    Total stockholders'
     equity ....................     131,669         12,790              (7,690)              121,197             257,966
                                    --------        -------          ----------            ----------            --------
Total liabilities and
 stockholders' equity ..........    $490,338        $13,850          $   (4,311)           $  121,197            $621,074
                                    ========        =======          ==========            ==========            ========

   (See accompanying notes to Unaudited Pro Forma Consolidated Balance Sheet)

---------
(a) Reflects the preliminary allocation of the aggregate purchase price of the pending Economy Honda acquisition based on the estimated fair value of the net assets acquired. Because the carrying amount of the net assets acquired, which primarily consist of accounts receivable, inventory, equipment, and floor plan indebtedness, approximates their fair value, management believes the application of purchase accounting will not result in a significant adjustment to the carrying amount of those net assets. The amount of goodwill and the corresponding amortization actually recorded may ultimately be different from amounts estimated here, depending on the actual fair value of tangible net assets acquired at closing of the Economy Honda acquisition. The estimated purchase price allocation consists of the following:


  Estimated total consideration (in thousands):

  Cash ........................................  $ 4,969
  Preferred stock .............................    5,100
                                                 -------
  Total .......................................   10,069
  Less: Estimated fair value of tangible net
  assets acquired .............................    2,569
                                                 -------
  Excess of purchase price over fair value of
  net tangible assets acquired ................  $ 7,500
                                                 =======

  Sonic has not obtained Honda's consent to the Economy Honda acquisition, but expects to receive such consent prior to the closing of the acquisition. We cannot assure you that such consent will be obtained. See "Risk Factors -- Honda Has Not Consented to the Economy Honda Acquisition."

(b) Reflects the elimination of certain assets and liabilities other than the real property of the Economy Honda dealership that will not be acquired.

(c) Reflects the conversion from the "last-in, first-out" method of inventory accounting to the "first-in, first-out" method of inventory accounting at the Economy Honda dealership, including the resulting tax liability calculated at the applicable statutory income tax rate of approximately 39%.

(d) Reflects the elimination of the real property at the Economy Honda dealership which is not being acquired.

(e) Reflects the proceeds received from the issuance of floor plan notes payable used to finance vehicles acquired in the Economy Honda acquisition.

(f) Reflects the estimated net proceeds to be received from the issuance of Class A common stock at the per share price of the offering of $18.00.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with the Sonic Automotive, Inc. and Subsidiaries Consolidated Financial Statements and the related notes thereto incorporated by reference in this prospectus.


Overview

     Sonic is one of the leading automotive retailers in the United States, operating 35 dealerships and 12 collision repair centers in the Southeastern, Southwestern and Midwestern United States as of September 30, 1998. We sell new and used cars and light trucks, sell replacement parts, provide vehicle maintenance, warranty, paint and repair services and arrange related F&I for our automotive customers. Our business is geographically diverse, with dealership operations in the Atlanta, Charlotte, Chattanooga, Columbus, Daytona Beach, Greenville/Spartanburg, Houston, Montgomery, Nashville and Tampa/Clearwater markets as of September 30, 1998. Sonic sold 23 domestic and foreign brands as of September 30, 1998, consisting of Acura, BMW, Cadillac, Chevrolet, Chrysler, Dodge, Ford, Honda, Hyundai, Infiniti, Isuzu, Jeep, KIA, Lincoln, Mercedes, Mercury, Mitsubishi, Oldsmobile, Plymouth, Subaru, Toyota, Volkswagen and Volvo.

     New vehicle revenues include both the sale and lease of new vehicles. Used vehicle revenues include amounts received for used vehicles sold to retail customers, other dealers and wholesalers. Other operating revenues include parts and services revenues, fees and commissions for arranging F&I and sales of third party extended warranties for vehicles. In connection with vehicle financing contracts, Sonic receives a finance fee from the lender for originating the loan. If, within 90 days of origination, the customer pays off the loans through refinancing or selling/trading in the vehicle or defaults on the loan, the finance company will assess a charge (a "chargeback") for a portion of the original commission. The amount of the chargeback depends on how long the related loan was outstanding. As a result, Sonic has established reserves based on its historical chargeback experience. Sonic also sells warranties provided by third-party vendors, and recognizes a commission at the time of sale.

     While the automotive retailing business is cyclical, we sell several products and services that are not closely tied to the sale of new and used vehicles. Such products and services include our parts and service and collision repair businesses, both of which are not dependent upon near-term new vehicle sales volume. One measure of cyclical exposure in the automotive retailing business is based on the dealerships' ability to cover fixed costs with gross profit from revenues independent of vehicle sales. According to this measurement of "fixed coverage," a higher percentage of non-vehicle sales revenue to fixed costs indicates a lower exposure to economic cycles. Each manufacturer requires its dealerships to report fixed coverage according to a specific method, and the methods used vary widely among the manufacturers and are not comparable.

     Our cost of sales and profitability are also affected by the allocations of new vehicles which our dealerships receive from manufacturers. When we do not receive allocations of new vehicle models adequate to meet customer demand, we purchase additional vehicles from other dealers at a premium to the manufacturer's invoice, reducing the gross margin realized on the sales of such vehicles. In addition, we follow a disciplined approach in selling vehicles to other dealers and wholesalers when the vehicles have been in our inventory longer than the guidelines set by us. Such sales are frequently at or below cost and, therefore, reduce our overall gross margin on vehicle sales. Sonic's salary expense, employee benefits costs and advertising expenses comprise the majority of our selling, general and administrative expenses. Sonic's interest expense fluctuates based primarily on the level of the inventory of new vehicles held at our dealerships, substantially all of which is financed through floor plan financing as well as the amount of indebtedness incurred for acquisitions.

     We have accounted for all of our dealership acquisitions using the purchase method of accounting and, as a result, we do not include in our financial statements the results of operations of these dealerships prior to the date they were acquired by us. The Consolidated Financial Statements of Sonic discussed below reflect the results of operations, financial position and cash flows of each of our dealerships acquired prior to September 30, 1998. As a result of the effects of the acquisitions, the historical consolidated financial information described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" is not necessarily indicative of the results of operations, financial position and cash flows of Sonic in the future or the results of operations, financial position and cash flows which would have resulted had the acquisitions occurred at the beginning of the periods presented in the Consolidated Financial Statements.

     The automobile industry is cyclical and historically has experienced periodic downturns, characterized by oversupply and weak demand. Many factors affect the industry including general economic conditions and consumer confidence, the level of discretionary personal income, interest rates and available credit.

     Sonic's profit margins are primarily impacted by changes in the percentage of revenues attributed to new vehicle sales.


Results of Operations

     The following table summarizes, for the periods presented, the percentages of total revenues represented by certain items reflected in Sonic's statement of operations.



                                                   Percentage of Total Revenues for
                                                   Year Ended         Nine Months Ended
                                                  December 31,          September 30,
                                              --------------------- ---------------------
                                                 1996       1997       1997       1998
                                              ---------- ---------- ---------- ----------
Revenue:
New vehicle sales ...........................     62.0%      64.2%      64.1%      60.3%
Used vehicle sales ..........................     24.9%      23.1%      22.9%      27.3%
Parts, service and collision repair .........     11.2%      10.7%      10.7%      10.3%
Finance and insurance .......................      1.9%       2.0%       2.3%       2.1%
Total revenue ...............................    100.0%     100.0%     100.0%     100.0%
Cost of sales ...............................     88.1%      88.2%      88.7%      87.4%
Gross profit ................................     11.9%      11.8%      11.3%      12.6%
Selling, general and administrative .........      8.9%       9.0%       8.6%       9.4%
Operating income ............................      2.9%       2.8%       2.7%       3.2%
Interest expense ............................      1.7%       1.7%       1.6%       1.5%
Income before taxes .........................      1.3%       1.5%       1.2%       1.7%

     Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

     Revenue. Revenue grew in each of Sonic's primary revenue areas for the first nine months of 1998 as compared with the first nine months of 1997, causing total revenue to increase 240.5% to $1,158.5 million. New vehicle sales revenue increased 220.3% to $698.2 million in the first nine months of 1998, compared with $218.0 million in the first nine months of 1997. The increase was due primarily to an increase in new vehicle unit sales of 182.8% to 29,262, as compared with 10,348 in the first nine months of 1997 resulting principally from additional unit sales contributed by the acquisitions of Jeff Boyd Chrysler-Plymouth-Dodge in June 1997; Lake Norman Dodge and Affiliates in September 1997; Ken Marks Ford in October 1997; Dyer Volvo and the Bowers Dealerships and Affiliated Companies in November 1997; Clearwater Toyota, Clearwater Mitsubishi, and Clearwater Collision Center in January 1998; Century BMW, Heritage Lincoln Mercury, and Capitol Chevrolet and Imports in April 1998; Casa Ford of Houston in May 1998; Hatfield Automotive Group in July 1998 and Higginbotham Automotive Group in August 1998. The remainder of the increase was due to a 13.3% increase in the average selling price of new vehicles resulting principally from sales of higher priced import vehicles contributed by our closed 1998 acquisitions.

     Used vehicle revenue from retail sales increased 340.0% to $232.1 million in the first nine months of 1998 from $52.7 million in the first nine months of 1997. The increase was due primarily to an increase in used vehicle unit sales of 305.4% to 17,211, as compared with 4,245 in the first nine months of 1997, resulting from additional unit sales contributed by our closed acquisitions. The remainder of the increase was due to a 8.5% increase in the average selling price of used vehicles resulting principally from sales of higher priced luxury and import vehicles contributed by our closed acquisitions along with an increase in used vehicle revenues of 15.4% in the first nine months of 1998 compared to the first nine months of 1997 from used vehicle revenues from stores owned for longer than one year.

     Sonic's parts, service and collision repair revenue increased 227.4% to $118.9 million in the first nine months of 1998 compared to $36.3 million in the first nine months of 1997, due principally to our closed 1998 acquisitions. Finance and insurance revenue increased $16.5 million, or 205.6%, due principally to increased new vehicle sales and related financing.

     Gross Profit. Gross profit increased 280.5% to $146.1 million in the first nine months of 1998 from $38.4 million in the first nine months of 1997 due principally to increases in revenues contributed by our closed 1998 acquisitions. Gross profit as a percentage of sales increased to 12.6% from 11.3% due to increases in new vehicle gross margins from 6.8% to 7.7% resulting from sales of higher margin import vehicles contributed by our closed 1998 acquisitions, as well as improved gross margins of used vehicles from 8.2% to 10.0% resulting from efforts made to improve management of used vehicle inventories. In addition, because gross margins from used vehicle revenue are higher than gross margins from new vehicle revenue, an increase in used vehicle revenue as a percentage of total revenue from 15.5% in the first nine months of 1997 to 20.0% in first nine months of 1998, and a decrease in new vehicle revenue as a percentage of total revenue from 64.1% in the first nine months of 1997 to 60.3% in the first nine months of 1998, also contributed to the overall increase in gross profits as a percentage of total revenue.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses, including depreciation and amortization, increased 272.7% to $108.9 million in the first nine months of 1998 from $29.2 million in the first nine months of 1997. Such expenses as a percentage of revenue increased to 9.4% from 8.6% due principally to expenses inherent with the initial growth and formation of Sonic. In addition, the increase in used vehicle revenue and decrease in new vehicle revenue as a percentage of total revenue which resulted in the increase in gross profits and gross profit margins also resulted in increased expenses related to employee commissions.

     Interest Expense, floor plan. Interest expense, floor plan increased 137.3% to $11.9 million from $5.0 million, due primarily to floor plan interest incurred by our closed 1998 acquisitions. As a percentage of total revenue, floor plan interest decreased from 1.5% to 1.0% primarily due to decreased interest rates under Sonic's floor plan financing arrangements, as well as improvement in turnover rates.

     Interest Expense, other. Interest expense, other increased to $5.6 million from $0.4 million, due primarily to interest incurred on the Notes and on acquisition-related indebtedness.

     Net Income. As a result of the factors noted above, Sonic's net income increased by $9.8 million in the first nine months of 1998 compared to the first nine months of 1997.


     Twelve Months Ended December 31, 1997 Compared to Twelve Months Ended December 31, 1996

     Revenue. Revenue grew in each of Sonic's primary revenue areas for 1997 as compared with 1996, causing total revenue to increase 42.2% to $536.0 million. New vehicle sales revenue increased 47.0% to $343.9 million, compared with $233.9 million. New vehicle unit sales increased from 11,693 to 15,715, accounting for 34.4% of the increase in vehicle sales revenue. The remainder of the increase was primarily due to a 9.4% increase in the average selling price resulting from changes in vehicle prices, particularly a shift in customer preference to higher cost light trucks and sport utility vehicles, and additional revenue from our 1997 acquisitions.

     Used vehicle revenue from retail sales increased 25.1% from $68.0 million in 1996 to $85.1 million in 1997. The increase in used vehicle revenue was due principally to additional revenues contributed from our 1997 acquisitions in the fourth quarter of 1997.

     Sonic's parts, service and collision repair revenue increased 36.7% to $57.5 million from $42.1 million, and declined as a percentage of revenue to 10.7% from 11.2%. The increase in service and parts revenue was due principally to increased parts revenue, including wholesale parts, from our Lone Star Ford and Fort Mill Ford locations and additional revenue from our 1997 acquisitions in the fourth quarter 1997. F&I revenue increased $3.5 million, due principally to increased new vehicle sales and related financings.

     Gross Profit. Gross profit increased 40.8% in 1997 to $63.0 million from $44.7 million in 1996 due to increases in new vehicle sales revenue principally at our Lone Star Ford and Fort Mill Ford locations and additional revenue from our 1997 acquisitions in the third and fourth quarters of 1997. Parts and service revenue increases also contributed to the increase in gross profit.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses, including depreciation and amortization, increased 42.8% from $33.7 million to $48.1 million. These expenses increased due to increases in sales volume as well as expenses associated with Sonic's 1997 acquisitions and its initial public offering of Class A common stock.

     Interest Expense, floor plan. Interest expense, floor plan increased 34.2% to $8.0 million from $6.0 million, primarily due to our 1997 acquisitions. As a percentage of total revenue, floor plan interest decreased from 1.6% to 1.5%.

     Interest Expense, other. Interest expense, other increased 176.9% from $0.4 million to $1.2 million. The increase in interest expense was due to funding of Sonic's 1997 acquisitions in the fourth quarter.

     Net Income. As a result of the factors noted above, Sonic's net income increased by $0.7 million in 1997 compared to 1996.


     Liquidity and Capital Resources:

     Sonic's principal needs for capital resources are to finance acquisitions and fund debt service and working capital requirements. Historically, we have relied primarily upon internally generated cash flows from operations, borrowings under our various credit facilities, and borrowings and capital contributions from our stockholders to finance our operations and expansion. On November 10, 1997, Sonic completed its initial public offering of its Class A common stock, providing approximately $53.7 million of additional capital resources for the consummation of certain of Sonic's 1997 and 1998 acquisitions. In addition, on July 31, 1998, Sonic completed its private placement of $125 million of its senior subordinated notes which provided an additional $120.6 million of capital resources for the consummation of certain of Sonic's 1998 acquisitions and for future acquisitions.

     As of September 30, 1998, there was an aggregate of $174.0 million outstanding under Sonic's Floor Plan Facility with Ford Motor Credit. The Floor Plan Facility at September 30, 1998 had an effective rate of prime less .9%, subject to certain incentives. Typically new vehicle floor plan indebtedness exceeds the related inventory balances. The inventory balance is generally reduced by the applicable automobile manufacturer's purchase discounts, and such reduction is not reflected in the related floor plan liability. These manufacturer purchase discounts are standard in the industry, typically occur on all new vehicle purchases, and are not used to offset the related floor plan liability. These discounts are aggregated and generally paid to Sonic by the manufacturer on a quarterly basis. The related floor plan liability becomes due as vehicles are sold.

     Sonic makes monthly interest payments on the amount financed under the Floor Plan Facility but is not required to make loan principal repayments prior to the sale of the vehicles. The underlying notes are due when the related vehicles are sold and are collateralized by vehicle inventories and other assets of the relevant dealership subsidiary. The Floor Plan Facility contains a number of covenants, including among others, covenants restricting Sonic with respect to the creation of liens and changes in ownership, officers and key management personnel.

     During the first nine months of 1998, Sonic generated net cash of $4.2 million from operating activities, compared to $8.1 million in the first nine months of 1997. The decrease was attributable principally to repayments on notes payable -- floorplan as well as increases in receivables and other assets due to additional acquisitions and revenue growth.


     Cash used in investing activities for the first nine months of 1998, excluding amounts paid in acquisitions, was approximately $2.6 million, all of which represented capital expenditures. For the first nine months of 1997, cash used in investing activities, excluding amounts paid in acquisitions, was approximately $1.6 million, all of which represented capital expenditures. Sonic's principal capital expenditures typically include building improvements and equipment for use in our dealerships.

     Cash provided by financing activities for the nine months of 1998 of $87.1 million primarily reflects net proceeds received from the issuance of the Notes as well as amounts borrowed under Sonic's revolving credit facility to finance acquisitions.

     In August 1997, Sonic obtained a $20 million loan from NationsBank, N.A. The proceeds from the NationsBank loan were used in the consummation of the acquisition of the two Lake Norman dealerships and of Fort Mill Chrysler-Plymouth-Dodge. The NationsBank loan was guaranteed by Mr. O. Bruton Smith personally, which guarantee was released in February 1998. The NationsBank loan matured in February 1998 and was repaid with proceeds from Sonic's initial public offering and the Revolving Facility (as defined below).

     Sonic's $75 million Revolving Facility with Ford Motor Credit currently bears interest at a fluctuating per annum rate equal to the "prime" or "base" rate announced by a majority (or if there is no majority, the median rate announced by the five) of the following banks: The Chase Manhattan Bank, NationsBank, N.A., Citibank, N.A., Bank America and Morgan Guaranty Trust Company of New York (the "Revolving Facility Prime Rate"). However, if the amount of debt exceeds the sum of the scaled assets (as defined in the Revolving Facility), then the interest rate will be the prime rate plus 1.0%. The Revolving Facility Prime Rate as of September 30, 1998 was 8.5%. The Revolving Facility will mature in December 1999, unless Sonic requests that the term be extended, at the option of Ford Motor Credit, for up to three (3) additional one year terms to be negotiated by the parties. No assurance can be given that such extensions will be granted. On July 31, 1998, all indebtedness outstanding under the Revolving Facility was repaid with a portion of the net proceeds from Sonic's offering of its senior subordinated notes. As of September 30, 1998, there were no amounts outstanding under the Revolving Facility. Future amounts to be drawn under the Revolving Facility will be used to repay certain existing indebtedness, for the acquisition of additional dealerships as approved by Ford Motor Credit and to provide general working capital needs of Sonic not to exceed $10 million. See "Description of Certain Indebtedness -- The Revolving Facility."

     Ford Motor Credit has committed to increase the amount available under the Revolving Facility from $75 million to $100 million and to extend the maturity date of the Revolving Facility to December 31, 2000. When the amended agreement with Ford Motor Credit is completed, amounts outstanding under the Revolving Facility after November 14, 1998 will bear interest at a rate equal to 2.75% plus the interest rate for one month commercial paper (the "Commercial Paper Rate"). The Commercial Paper Rate as of February 1, 1999 was 7.55%.

     We agreed under the Revolving Facility not to pledge any of our assets to any third party (with the exception of currently encumbered real estate and assets of our dealership subsidiaries that are subject to previous pledges or liens as approved by Ford Motor Credit). The Revolving Facility also contains certain negative covenants made by us, including covenants restricting or prohibiting the payment of dividends, capital expenditures and material dispositions of assets as well as other customary covenants. Additional negative covenants include specified ratios of

     o  total debt to tangible base capital (as defined in the Revolving
Facility)

     o current assets to current liabilities

     o earnings before interest, taxes, depreciation and amortization (EBITDA) and rent to fixed charges

     o EBITDA to interest expense,

     o total debt to EBITDA and

     o the current lending commitment under the Revolving Facility to scaled assets (as defined in the
     Revolving Facility).

     In addition, the loss of voting control over Sonic by O. Bruton Smith, B. Scott Smith and their spouses or immediate family members or the failure by Sonic, with certain exceptions, to own all the outstanding equity, membership or partnership interests in its dealership subsidiaries will constitute an event of default under the Revolving Facility. Sonic did not meet the specified total debt to tangible equity ratios required by the Revolving Facility at March 31, 1998 and at June 30, 1998 and obtained a waiver with regard to such requirement from Ford Motor Credit. In connection with Sonic's offering of its senior subordinated notes, Sonic and Ford Motor Credit amended the Revolving Facility to provide that the senior subordinated notes (which are subordinated to the Revolving Facility) will be treated as equity capital for purposes of this ratio. Accordingly, Sonic was in compliance with this and all other restrictive covenants as of September 30, 1998.

     On July 31, 1998, Sonic completed its private placement of its senior subordinated notes in the aggregate principal amount of $125,000,000. The notes are unsecured, mature on August 1, 2008, and are redeemable at Sonic's option after August 1, 2003. Interest payments are due semi-annually on February 1 and August 1, commencing February 1, 1999. The notes are subordinated to all present and future senior indebtedness of Sonic, including the Revolving Facility. Redemption prices during 12 month periods beginning August 1 are 105.500% in 2003, 103.667% in 2004, 101.833% in 2005 and 100% thereafter. Net proceeds after commissions and discounts, including issuance discount of $937,500, amounted to $120,625,000 and were used to finance certain of the 1998 acquisitions and to repay amounts outstanding under the Revolving Facility. On December 7, 1998, the Company completed an exchange offer to exchange the senior subordinated notes for identical senior subordinated notes registered under the Securities Act of 1933.

     The indenture governing the senior subordinated notes contains certain specified restrictive and required financial covenants. The indenture also contains certain limitations on other indebtedness, liens, capital stock, guaranties, asset sales, investments, cash dividends to shareholders, distributions and redemptions.

     In 1997, Sonic authorized 3 million shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. In March, 1998, our Board of Directors designated 300,000 shares of preferred stock as Class A convertible preferred stock, which was divided into 100,000 of Series I preferred stock, 100,000 shares of Series II preferred stock and 100,000 shares of Series III preferred stock.

     The Class A convertible preferred stock has a liquidation preference of $1,000 per share. Each share of Class A convertible preferred stock is convertible, at the option of the holder, into that number of shares of Class A common stock as is determined by dividing $1,000 by the average closing price for the Class A common stock on the NYSE for the 20 days preceding the date of issuance of the shares of Class A convertible preferred stock. Conversion of Series II preferred stock and Series III preferred stock is subject to certain adjustments which have the effect of limiting increases and decreases in the value of the Class A common stock receivable upon conversion by 10% of the original value of the shares of Series II preferred stock or Series III preferred stock.

     The preferred stock is redeemable at Sonic's option at any time after the date of issuance. The redemption price of the Series I preferred stock is $1,000 per share. The redemption price for the Series II preferred stock and Series III preferred stock is as follows: (i) prior to the second anniversary of the date of issuance, the redemption price is the greater of $1,000 per share or the aggregate market price of the Class A common stock into which it could be converted at the time of redemption, and (ii) after the second anniversary of the date of issuance, the redemption price is the aggregate market price of the Class A common stock into which it could be converted at the time of redemption.

     Each share of Class A convertible preferred stock entitles its holder to a number of votes equal to that number of shares of Class A common stock into which it could be converted as of the record date for the vote. Holders of Class A convertible preferred stock are entitled to participate in dividends payable on the Class A common stock on an "as-if-converted" basis. The Class A convertible preferred stock has no preferential dividends.


     Acquisitions Closed During the Nine Months Ended September 30, 1998

     On January 1, 1998, Sonic began operation and obtained control of Clearwater Toyota, Clearwater Mitsubishi and Clearwater Collision Center located in Clearwater, Florida. On April 1, 1998, we began operation and obtained control of Capitol Chevrolet and Imports located in Montgomery, Alabama, Century BMW located in Greenville, South Carolina and Heritage Lincoln-Mercury located in Greenville, South Carolina. On May 1, 1998, we began operation and obtained control of Casa Ford of Houston, Inc. located in Houston, Texas. On July 7, 1998, we closed its acquisition of the Hatfield Automotive Group located in Columbus, Ohio. On August 1, 1998, we began operation and obtained control of the Higginbotham Automotive Group located in Daytona, Florida. The aggregate purchase price for the Clearwater acquisition, the Montgomery acquisition, the Century acquisition, the Heritage acquisition, the Casa Ford acquisition, the Hatfield acquisition and the Higginbotham acquisition was approximately $117.5 million, paid (or payable) with $83.5 million in cash, with 485,294 shares of Class A common stock having an estimated fair value of approximately $8.2 million, and with 27,058.8 shares of preferred stock (14,406.3 shares of Series I preferred stock, 6,379.5 shares of Series II preferred stock, and 6,273 shares of Series III preferred stock) having an aggregate liquidation preference of approximately $27.1 million and an estimated fair value of approximately $25.8 million. Of the $83.5 million cash portion of the aggregate purchase price, $38.9 million was financed with borrowings under the Revolving Facility, which was subsequently repaid with a portion of the net proceeds from Sonic's senior subordinated notes offering, $42.2 million was financed with a portion of the net proceeds from Sonic's senior subordinated notes offering, and $1.8 million was paid with cash generated from our existing operations. The remaining $0.6 million is payable to the seller of the Montgomery acquisition on the first and second anniversaries of the closing date of the Montgomery acquisition. In addition, Sonic has issued to the seller of the Century acquisition warrants to purchase 75,000 shares of the Company's Class A common stock at a purchase price equal to the market value of the Class A common stock on the date of grant. The estimated fair value of these warrants is approximately $0.5 million. In accordance with terms of the Clearwater acquisition and the Montgomery acquisition, we may be required to pay additional amounts up to $5.1 million contingent on the future performance of the dealerships acquired in such acquisitions. In addition, in accordance with the terms of the Casa Ford acquisition, we may be required to pay additional amounts to the seller based on the dealership's pre-tax earnings for 1998 and 1999. Any additional amounts paid will be accounted for as additional goodwill.


     Acquisitions Closed After September 30, 1998

     On December 1, 1998, Sonic began operation and obtained control of Tampa Volvo located in Tampa, Florida. On November 1, 1998, Sonic began operation and obtained control of Ron Craft Chevrolet-Cadillac-Oldsmobile located in Baytown, Texas. On November 1, 1999, Sonic began operation and obtained control of Ron Craft Chrysler Plymouth Jeep located in Baytown, Texas. In January 1999, Sonic began operation and obtained control of Infiniti of Charlotte located in Charlotte, North Carolina. The aggregate purchase price for these acquisitions was paid with approximately $15.7 million in cash, with the issuance of 3,675 shares of Series II preferred stock having a liquidation preference of approximately $3.7 million and with the issuance of warrants to purchase 4,000 shares of Class A common stock. The cash portion of the purchase price was financed with a combination of cash borrowed under the Revolving Facility and cash generated from Sonic's existing operations.

 Pending Acquisitions

     Sonic has signed definitive agreements to acquire 16 dealerships located in Chattanooga, TN, Nashville, TN, Birmingham, AL, Atlanta, GA, DeLand, FL, Columbia, SC, Houston, TX and Panama City, FL. The aggregate purchase price for these acquisitions will be approximately $98.0 million plus the book value of certain of the assets to be acquired and the assumption of certain liabilities. The aggregate purchase price will be payable with approximately $67.2 million in cash to be obtained from borrowings under the Revolving Facility and cash generated from Sonic's existing operations, with the remainder to be payable with a combination of Class A common stock and Class A convertible preferred stock. Sonic may be required to pay additional amounts based on future pre-tax earnings of certain of these dealerships. These acquisitions are expected to be consummated in the first quarter of 1999.


     Conversion to FIFO Method of Inventory Accounting

     Sonic incurred a tax liability of approximately $7.1 million in connection with the change in its tax basis of accounting for inventory from the "last-in, first-out" method of inventory accounting to the "first-in, first-out" method of inventory accounting, which is payable over a six-year period beginning in January 1998. In addition, in connection with the Montgomery Acquisition and the Casa Ford acquisition, Sonic incurred an additional tax liability in the amount of approximately $2.2 million as a result of the change in accounting for the inventory from the "last-in, first-out" method of inventory accounting to the "first-in, first-out" method of inventory accounting, which will be a payable over a six year period. As of September 30, 1998, the remaining cumulative balance of the "last-in, first-out" method of inventory accounting tax liability was $7.1 million. We expect to pay such obligation with cash provided by operations.

     We believe that funds generated through future operations and availability of borrowings under our floor plan financing (or any replacements thereof) and our other credit arrangements will be sufficient to fund our debt service and working capital requirements and any seasonal operating requirements, including our currently anticipated internal growth, for the foreseeable future. We expect to fund any future acquisitions from our future cash flow from operations, additional debt financing (including the Revolving Facility), the offering or future offerings of Class A common stock or issuance of other convertible instruments.


Year 2000 Compliance
     We recognize the need to ensure that our operations will not be adversely impacted by Year 2000 software failures and we have completed an assessment of our operations in this regard. We have determined that our systems are currently Year 2000 compliant and the costs associated with making our systems Year 2000 compliant were immaterial. However, many of our lenders and suppliers, including suppliers that provide finance and insurance products, may be impacted by Year 2000 complications.

     We are in the process of making inquiries to our lenders and suppliers regarding their Year 2000 compliance efforts, and we are reviewing the Year 2000 disclosures in documents filed with the Commission for those lenders and suppliers that are publicly-held companies. We do not believe that failure of our lenders or suppliers to ensure that their computer systems are Year 2000 compliant will have a material adverse impact on our business, results of operations, and financial condition, although no assurances can be given in this regard. Furthermore, there can be no assurances that Year 2000 deficiencies on the part of dealerships to be acquired by us would not have a material adverse impact on our business, results of operations, and financial condition.

     We are in the process of establishing a contingency plan in the event that our expectations regarding Year 2000 problems are incorrect, and we expect such a contingency plan to be completed within the next three months. At this time, it is impossible to state with certainty whether Year 2000 computer software or equipment failures on the part of Sonic or third parties involved with Sonic will have a material adverse impact on our results of operations, liquidity and financial condition. However, based on our assessment of our operations, we believe we are adequately prepared to deal with Year 2000 problems which may arise. In a worst case scenario, Year 2000 problems affecting Sonic, Sonic's bank accounts or the business operations of Sonic's manufacturers or lenders could materially and adversely affect Sonic's ability to sell vehicles, complete acquisitions or meet obligations to third parties.


Significant Materiality of Goodwill
     Goodwill represents the excess purchase price over the estimated fair value of the tangible and separately measurable intangible net assets acquired. The cumulative amount of goodwill at December 31, 1997 was $75.0 million and at September 30, 1998 was $166.1 million. As a percentage of total assets and stockholders' equity, goodwill, net of accumulated amortization, represented 25.5% and 88.1%, respectively, at December 31, 1997, and 33.2% and 124.0%, respectively, at September 30, 1998. Generally accepted accounting principles require that goodwill and all other intangible assets be amortized over the period benefited. We have determined that the period benefited by the goodwill will be no less than 40 years. Accordingly, we are amortizing goodwill over a 40 year period. Earnings reported in periods immediately following an acquisition would be overstated if Sonic attributed a 40 year benefit period to an intangible asset that should have had a shorter benefit period. In later years, Sonic would be burdened by a continuing charge against earnings without the associated benefit to income valued by management in arriving at the price paid for the businesses acquired. Earnings in later years also could be significantly affected if management then determined that the remaining balance of goodwill was impaired. We periodically compare the carrying value of goodwill with the anticipated undiscounted future cash flows from operations of the businesses we have acquired to evaluate the recoverability of goodwill. We have concluded that the anticipated future cash flows associated with intangible assets recognized in our acquisitions will continue indefinitely, and there is no persuasive evidence that any material portion will dissipate over a period shorter than 40 years. We will incur additional goodwill in future acquisitions.


New Accounting Standards
     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures and Segments of an Enterprise and Related Information." This Standard redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. This Statement will be effective for Sonic's fiscal year ending December 31, 1998, and we do not intend to adopt this statement prior to the effective date. We do not expect the implementation of FAS 131 to have a significant impact on our financial statements or related disclosures.

                                    BUSINESS


     Sonic is one of the top five automotive retailers in the United States, as measured by total revenue, operating 39 dealerships and 14 collision repair centers in 10 metropolitan areas of the Southeastern, Southwestern and Midwestern United States. We sell new and used cars, light trucks and replacement parts and provide vehicle maintenance, warranty, paint and repair services. We also arrange related financing and insurance ("F&I") for our automotive customers. Sonic operates dealerships in metropolitan markets which on average are experiencing population growth that is more than one and a half times the national average. These markets are:

o Atlanta
o Charlotte
o Chattanooga
o Columbus

o Daytona Beach
o Greenville/Spartanburg
o Houston

o Montgomery
o Nashville
o Tampa/Clearwater

In several of our markets, our dealerships have a significant market share for new cars and light trucks.

We sell the following 23 domestic and foreign brands:

o Acura
o BMW
o Cadillac
o Chevrolet

o Chrysler
o Dodge
o Ford
o Honda

o Hyundai
o Infiniti
o Isuzu
o Jeep

o KIA
o Lincoln
o Mercedes
o Mercury

o Mitsubishi
o Oldsmobile
o Plymouth
o Toyota

o Subaru
o Volkswagen
o Volvo

     Sonic has signed definitive agreements to acquire 16 additional dealerships in some of its existing markets and in the new markets of Birmingham, Alabama and Columbia, South Carolina. Upon consummation of these acquisitions, we will also sell Audi, Buick, GMC, Lexus, Nissan, Pontiac, Porsche and Range Rover vehicles. For the year ended December 31, 1997, and the nine months ended September 30, 1998, we would have had pro forma revenue of $1.8 billion for the year ended December 31, 1997 and $1.5 billion for the nine months ended September 30, 1998 and net income of $12.7 million for the year ended December 31, 1997 and $11.9 million for the nine months ended September 30, 1998.


Company Strengths

     o Disciplined Acquisition Strategy. Sonic applies a disciplined approach to potential acquisitions, utilizing a "hub and spoke" acquisition strategy. Generally, when we enter a new geographic market, we first seek to acquire a well-performing dealership with an excellent management team. We then capitalize on management's operating experience and knowledge of the surrounding markets to identify and acquire additional dealerships. In 1998, our senior managers reviewed approximately 138 potential acquisitions with approximately $10.2 billion in revenue and were approached by numerous other dealerships interested in being acquired. After performing these reviews, Sonic signed definitive agreements for 18 acquisitions representing over $1.4 billion in revenue, of which 8 have been consummated. To date in 1999, we have evaluated over 24 potential acquisitions representing over $1.3 billion in revenue. When analyzing a potential acquisition, we consider the following factors:


  o  overall fit with operating strategy;     o  quality of existing management;
  o  return on investment;                    o  impact on our relationships with manufacturers; and
  o  impact on earnings per share;            o  real estate and facilities.

     o Proven Track Record of Integrating and Improving Acquisitions. In recent years, Sonic has grown primarily through acquisitions. Senior management of Sonic has collectively acquired and integrated more than 75 dealerships during their careers to date. This acquisition experience helps us to identify and capitalize on opportunities for improvement and determine and implement corrective actions. For example, pro forma operating income (including floor plan interest expense) of dealerships acquired before December 31, 1997 increased 13.7% from the first nine months of 1997 to the first nine months of 1998.

     o Benefits of Scale. After acquiring a dealership, we have the potential to improve its performance by utilizing our existing strengths of experienced management, best practices and employee training. We have been most successful at leveraging these strengths in Charlotte and Houston where, subsequent to acquiring satellite dealerships in these markets, we have improved significantly both the revenues and, more importantly, the margins of such dealerships. We intend to implement this strategy in other markets such as Atlanta and Tampa where we operate significant "hub" operations which can benefit from our scale. As we acquire more dealerships in a particular market, we benefit from the following additional economies of scale:

     o Improved terms on bank and floor plan financing and inventory management. Our floor plan expense, as a percentage of sales, has been reduced from 1.5% in the first nine months of 1997 to 1.0% in the first nine months of 1998 as a result of negotiating with a single provider and improved inventory management.

     o Reduced advertising costs as a percentage of sales. We have reduced our advertising costs from 1.4% of sales in the first nine months of 1997 to 1.1% of sales in the first nine months of 1998. More specifically, we were able to reduce our print advertising costs in both Charlotte and Houston by over 40%.

     o Improved commissions on sales of finance and insurance products.
       Sonic's large and increasing volume of sales of F&I products has allowed us to renegotiate more favorable commissions on the sales of these products. These renegotiated commission rates resulted in incremental commissions of $1.1 million for the first nine months of 1998.

     o Lower costs for property and casualty and workers' compensation insurance. Annual premiums under these policies have decreased from approximately $3.5 million to $2.6 million.

     o Consistent Record of Internal Growth. In addition to identifying, consummating and integrating attractive acquisitions, Sonic continually focuses on improving the operations of its existing dealerships. As a result, we have a history of internal growth as demonstrated by same store sales growth of 16.3% in 1995, 6.4% in 1996, 10.1% in 1997 and 5.4% for the nine months ended September 30, 1998. Sonic believes that its historical level of internal growth exceeds the industry average.



                               % OF GROSS PROFIT


                            [Pie Chart Appears Here]


      USED                         NEW              SERVICE, PARTS AND
    VEHICLES        F&I          VEHICLES            COLLISION REPAIR

      15%           14%             37%                    34%



     o Diverse Offering of Automotive Brands, Products and Services. We sell a wide variety of 23 domestic and international brands of new automotive vehicles in 10 metropolitan areas. We believe this product and geographic diversity (1) reduces our reliance on any single manufacturer and (2) mitigates the effect of regional economic conditions and changing consumer preference.

     In addition to selling a broad range of new vehicles, Sonic has a balanced portfolio of other automotive products and services including F&I, used vehicles, and service, parts and collision repair. The graphic to the right shows the breakdown of these products and services, represented as a percentage of Sonic's total gross profit for the nine months ended September 30, 1998.

     Sales of higher margin products and services offset in part sales of lower margin new vehicles. In addition, sales of parts, service and collision repair services are less cyclical than vehicle and F&I sales.


     o Experienced Management Team with Extensive Automotive Retailing Background. Sonic's senior management team, which consists of O. Bruton Smith, Chairman and Chief Executive Officer; B. Scott Smith, President and Chief Operating Officer; Dennis Higginbotham, President of Retail Operations; Theodore Wright, Chief Financial Officer; and Jeff Rachor, Vice President of Retail Operations, has, on average, 20 years of experience working in the automotive industry. During the course of their individual careers, Messrs. Bruton Smith, Scott Smith, Higginbotham and Rachor have each owned and/or operated individual dealerships. We believe that this first-hand operating experience among our senior management will enable us to continue to acquire and integrate dealerships into the Sonic platform quickly and effectively.

Strategy

     o Acquire Selected Dealerships. We believe that attractive acquisition opportunities exist for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships. The automotive retailing industry is highly fragmented, with the largest 100 dealer groups generating approximately 10% of the industry's $673 billion of total sales in 1997 and controlling less than 5% of all new vehicle dealerships in the United States. We believe that these factors, together with the increasing capital costs of operating automobile dealerships, the lack of alternative exit strategies (especially for larger dealerships) and the aging of many dealership owners provide attractive consolidation opportunities. We believe our "hub and spoke" acquisition strategy will allow us to capitalize on economies of scale, offer a greater breadth of products and services and increase brand diversity. Generally, we retain the management of a well-run dealership in order to benefit from its market knowledge, name recognition and local reputation. In addition, we selectively acquire dealerships that have underperformed the industry average but which carry attractive product lines or have attractive locations and which would benefit from our existing infrastructure.

     o Increase Sales of Higher Margin Products and Services. Sonic intends to pursue opportunities to increase its sales of higher-margin products and services by, for instance, expanding its collision repair business and increasing sales of used vehicles. Our collision repair business provides favorable margins and is not significantly affected by economic cycles or consumer spending habits. Our strategy is to acquire and develop collision repair businesses near our dealerships in order to capitalize on relationships with existing customers and insurance companies.

     We also believe that significant opportunities exist to improve our used vehicle departments, which historically have generated higher margins on sales than our new vehicle departments, by (1) increasing the number of used vehicles sold and (2) increasing gross profit margins on sales of used vehicles. For example, our ability to manage inventory levels more effectively created increased gross profit margins on sales of used vehicles to 9.8% for the first nine months of 1998 from 8.3% for the first nine months of 1997.

     o Control Costs. We are focused on controlling expenses and expanding margins at the dealerships we acquire and integrate into our organization. Approximately 73% of our operating costs for the first nine months of 1998 were variable. We are able to adjust these expenses as the operating or economic environment impacting our dealerships changes. We manage these variable costs, such as floor plan (9%), advertising (10%) and compensation (50%) expenses, so that they are generally related to vehicle sales and can be adjusted in response to changes in vehicle sales volume. In addition, management compensation is tied to individual dealership profitability and stock price appreciation through stock options. This incentive compensation focuses all levels of our organization on cost reduction. We also focus on controlling components of fixed cost. For example, Sonic has reduced its property and casualty and workers' compensation insurance costs due to the benefits of economies of scale.

     o Enhance Profit Opportunities in Finance and Insurance. Sonic offers a wide range of financing and leasing alternatives for the purchase of vehicles, as well as credit life, accident and health and disability insurance and extended service contracts. As a result of our size and scale, we have negotiated increased commissions on the origination of customer vehicle financing and insurance policies, which resulted in incremental F&I commissions of $1.1 million for the first nine months of 1998.

     o Train, Develop and Motivate Qualified Management. We believe that our well trained dealership personnel is key to our long-term prospects. We require all of our employees, from service technicians to regional vice presidents, to participate in in-house training programs. We believe that our comprehensive training of all employees and the institution of a decentralized, multi-tiered management structure to supervise effectively our dealership operations provide us with a competitive advantage over other dealership groups. This training and organizational structure enables high-level supervision over the dealerships, accurate financial reporting and the ability to maintain good controls as Sonic expands. In order to motivate management, we employ an incentive compensation program for each officer, vice president and executive manager, a portion of which is provided in the form of Sonic stock options with additional incentives based on the performance of individual profit centers. We believe that this organizational structure, together with the opportunity for promotion and for equity participation, serve as a strong motivation for our employees.

     o Achieve High Levels of Customer Satisfaction. We focus on maintaining high levels of customer satisfaction. Our personalized sales process is designed to satisfy customers by providing high-quality vehicles in a positive, "consumer friendly" buying environment. Some manufacturers offer specific performance incentives, on a per vehicle basis, if certain customer satisfaction index ("CSI") levels (which vary by manufacturer) are achieved by a dealer. Manufacturers consider CSI scores in approving acquisitions. In order to keep management focused on customer satisfaction, we include CSI results as a component of our incentive compensation program.

Industry Overview

     With more than $670 billion in 1997 sales, automotive retailing is the largest retail trade sector in the United States. The industry is highly fragmented and largely privately held with approximately 22,000 automobile dealership locations representing more than 49,000 franchised dealerships. In 1997, U.S. franchised automobile dealers sold approximately 15.0 million new vehicles for sales of approximately $303 billion, and approximately 16.1 million used vehicles for sales of approximately $195 billion. It is estimated that sales by franchised automobile dealers account for one-fifth of the nation's total retail sales of all products and merchandise. Since 1993, new vehicle revenues have grown at a 3.4% compound annual rate. Over the same period, used vehicle revenues by franchised dealers have grown at a 7.5% compound annual rate. Slower unit volume growth over this time period has been offset by the rising prices associated with new vehicles and, on average, the higher prices paid for later model high quality used vehicles which now comprise a significant part of the used vehicle market. Automobile sales are affected by many factors, including rates of employment, income growth, interest rates, weather patterns and other national and local economic conditions, automotive innovations and general consumer sentiment.

     The following table sets forth new and used vehicle sales by franchised automotive dealers in the United States for each of the five years ended December 31, 1997. New vehicles can only be sold at retail by franchised dealerships. The following table excludes sales of used vehicles by non-franchised dealerships and casual sales by individuals.



                                                United States Franchised Dealers' Vehicle Sales
                                               -------------------------------------------------
                                                  1993      1994      1995      1996      1997
                                               --------- --------- --------- --------- ---------
                                                   (Units in millions; Dollars in billions)
  New vehicle unit sales. ....................     13.9     15.1      14.8      15.2      15.0
  New vehicle sales ..........................  $  265    $  292    $  293    $  299    $  303
  Used vehicle unit sales ....................     14.8     15.1      15.7      15.7      16.1
  Used vehicle sales .........................  $  146    $  168    $  182    $  193    $  195
  Total vehicle sales ........................  $  411    $  460    $  475    $  492    $  498
  Annual growth in total vehicle sales .......      --      11.9%      3.3%      3.6%      1.2%

Source: ADT Automotive.

     In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 1997, the average dealership's revenue consisted of 58.6% new vehicles sales, 29.0% used vehicle sales, and 12.4% other products and services. As a result of intense competition for new vehicle sales, the average dealership generates the majority of its profits from the sale of used vehicles and other products and services, including finance and insurance, mechanical and collision repair, and parts and services. In 1997, for example, a used vehicle earned an average gross margin of 10.8% as compared to a new vehicle's average gross margin of 6.4%, in each case for sales by new vehicle dealerships. As is typical in the retailing industry, dealership profitability varies widely across different stores and, ultimately, profitability depends on effective management of inventory, competition, marketing, quality control and, most importantly, responsiveness to the customer.

     New Vehicle Sales. Franchised dealerships were originally established by automobile manufacturers for the distribution of their new vehicles. In return for exclusive distribution rights within specified territories, manufacturers exerted significant influence over their dealers by limiting the transferability of ownership in dealerships, designating the dealership's location, and managing the supply and composition of the dealership's inventory. These arrangements resulted in the proliferation of small, single-owner operations that, at their peak in the late 1940's, totaled almost 50,000. As a result of competitive, economic and political pressures during the 1970's and 1980's, significant changes and consolidation occurred in the automotive retail industry. One of the most significant changes was the increased penetration by foreign manufacturers and the resulting loss of market share by domestic car makers, which forced many dealerships to close or sell to better-capitalized dealership groups. According to industry data, the number of franchised dealerships has declined from approximately 25,000 dealerships in 1990 to approximately 22,000 in 1997. Although significant consolidation has taken place since the automotive retailing industry's inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating approximately 10% of total sales revenues and controlling less than 5% of all franchised dealerships.

     Used Vehicle Sales. Sales of used vehicles have increased over the past five years, primarily as a result of the substantial increase in new vehicle prices and the greater availability of newer used vehicles due to the increased popularity of short-term leases. Like the new vehicle market, the used vehicle market is highly fragmented, with approximately

22,000 new vehicle dealers accounting for approximately $195 billion in 1997 sales. In addition, an even greater number of independent used car dealers accounted for approximately $130 billion in 1997 sales. Privately negotiated transactions accounted for the remaining 1997 sales, estimated at $45 billion. In addition, an increasing number of used vehicles are being sold by "superstore" outlets, which market only used vehicles and offer a wide selection of low mileage, popular models. In 1997, the top 100 new vehicle dealer groups accounted for less than 10% of used vehicle sales.

     Industry Consolidation. We believe that further consolidation is likely due to increased capital requirements of dealerships, the limited number of viable alternative exit strategies for dealership owners, the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital, and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships for cash, stock, debt or a combination thereof. Publicly owned dealer groups, such as Sonic, are able to offer prospective sellers tax advantaged transactions through the use of publicly traded stock which may, in certain circumstances, make them more attractive to prospective sellers.

     Cyclicality. While the automotive manufacturing industry tends to be very sensitive to economic cycles, the automotive retailing industry has shown relatively low volatility. The chart set forth below shows the historical relationship between the profitability margins of the automotive retailing and automotive manufacturing industries:




        AUTOMOTIVE RETAILING VS. MANUFACTURING HISTORICAL PRETAX MARGINS

                           [Line Chart Appears Here]


                               Automotive Retailing          Big Three
                                  Pretax Margins           Pretax Margin
                             -----------------------      ---------------

1979                                 1.48                     0.65

1980                                 0.94                    -8.48

1981                                 1.52                    -2.30

1982                                 1.77                    -0.20

1983                                 2.00                     6.06

1984                                 2.10                     9.38

1985                                 2.10                     7.96

1986                                 2.05                     6.98

1987                                 2.00                     7.34

1988                                 1.71                     6.44

1989                                 1.00                     4.32

1990                                 1.00                     0.08

1991                                 1.00                    -3.54

1992                                 1.39                    -0.02

1993                                 1.60                     4.89

1994                                 1.80                     7.94

1995                                 1.40                     5.85

1996                                 1.53                     6.35

1997                                 1.37                     6.49



     Auto retailers' pre-tax profit margins have remained relatively stable from 1979 to 1997 even during recessionary periods. Conversely, average pre-tax profit margins of the three largest U.S. automotive manufacturers have fluctuated drastically during the comparable period. We believe that the relative insensitivity to recessionary markets that the automotive retailing industry has shown relative to the automotive manufacturing industry is due to a number of factors including:

 (a) approximately 90% of the automotive retailing sector's profits are derived from the sale of used cars, parts and service and finance and insurance;

 (b) 60%-65% of the automotive retailing sector's costs are variable, relating to personnel, advertising and inventory finance costs;

 (c) sales and service employees are typically compensated on production levels;

 (d) manufacturers typically increase dealer incentives when sales slow, offsetting volume declines; and

 (e) the diversity in offering import and domestic brands tends to lessen the impact of a decline in one brand.

Dealership Operations

     After giving effect to our pending acquisitions, Sonic will own ten dealerships in the Charlotte market, eight dealerships in the Chattanooga market, four dealerships in the Birmingham market, four dealerships in the Tampa/Clearwater market, six dealerships in the Columbus market, five dealerships in the Houston market, three dealerships in the Columbia market, four dealerships in the Daytona Beach market, two dealerships in the Atlanta market, two dealerships in the Nashville market, four dealerships in the Montgomery market and two dealerships in the Greenville/ Spartanburg market.

     Since 1990, Sonic has grown significantly as a result of the acquisition and integration of new vehicle dealerships and an increase in revenues at its existing dealerships. The following table sets forth the name, brands, year of acquisition and location of the dealerships acquired by or awarded to Sonic or its predecessors since 1990 and the dealerships to be acquired by Sonic pursuant to its pending acquisitions:


                                                        Year
                                                      Acquired         Location
Dealerships and Brands                               ---------- ---------------------
Town & Country Toyota ..............................   1990     Charlotte, NC
Fort Mill Ford .....................................   1996     Charlotte, NC
Fort Mill Chrysler-Plymouth-Dodge ..................   1997     Charlotte, NC
Lake Norman Dodge ..................................   1997     Charlotte, NC
Lake Norman Chrysler-Plymouth-Jeep .................   1997     Charlotte, NC
Town & Country Chrysler-Plymouth-Jeep of Rock Hill .   1997     Charlotte, NC
Freedom Ford .......................................   1997     Tampa/Clearwater, FL
Infiniti of Chattanooga ............................   1997     Chattanooga, TN
Town & Country Ford of Cleveland ...................   1997     Chattanooga, TN
Cleveland Chrysler-Plymouth-Jeep ...................   1997     Chattanooga, TN
European Motors of Nashville
 "BMW, Volkswagen" .................................   1997     Nashville, TN
European Motors
 "BMW, Volvo" ......................................   1997     Chattanooga, TN
Dodge of Chattanooga ...............................   1997     Chattanooga, TN
KIA - VW of Chattanooga ............................   1997     Chattanooga, TN
Cleveland Village Honda(1) .........................   1997     Chattanooga, TN
Dyer & Dyer Volvo ..................................   1997     Atlanta, GA
Hatfield Volkswagen-Jeep ...........................   1998     Columbus, OH
Trader Bud's Westside Chrysler Plymouth
 "KIA" .............................................   1998     Columbus, OH
Hatfield Lincoln Mercury ...........................   1998     Columbus, OH
Trader Bud's Westside Dodge ........................   1998     Columbus, OH
Toyota West ........................................   1998     Columbus, OH
Hatfield Hyundai-Isuzu-Subaru ......................   1998     Columbus, OH
Century BMW ........................................   1998     Greenville/
                                                                Spartanburg, SC
Heritage Lincoln Mercury ...........................   1998     Greenville/
                                                                Spartanburg, SC
Capitol Chevrolet
 "KIA" .............................................   1998     Montgomery, AL
Capitol Imports
 "Hyundai, Mitsubishi" .............................   1998     Montgomery, AL
Casa Ford ..........................................   1998     Houston, TX
Clearwater Mitsubishi ..............................   1998     Tampa/Clearwater, FL
Clearwater Toyota ..................................   1998     Tampa/Clearwater, FL
Higginbotham Automobiles
 "Acura, Mercedes" .................................   1998     Daytona Beach, FL
Higginbotham Chevy-Olds
 "Chevrolet, Oldsmobile" ...........................   1998     Daytona Beach, FL
Halifax Ford-Mercury ...............................   1998     Daytona Beach, FL
Tampa Volvo ........................................   1998     Tampa/Clearwater, FL
Ron Craft Chevrolet-Cadillac-Oldsmobile ............   1998     Houston, TX

                                                    Year
                                                  Acquired      Location
Dealerships and Brands                           ---------- ----------------
Economy Honda(1)(2) ............................   1999     Chattanooga, TN
Infiniti of Charlotte ..........................   1999     Charlotte, NC
Ron Craft Chrysler Plymouth Jeep ...............   1999     Houston, TX
Rally Mitsubishi(2) ............................   1999     Nashville, TN
Tom Williams Buick(2) ..........................   1999     Birmingham, AL
Tom Williams Cadillac(2) .......................   1999     Birmingham, AL
Tom Williams Lexus(2) ..........................   1999     Birmingham, AL
Tom Williams Imports(2) ........................   1999     Birmingham, AL
Newsome Automotive(2)
 "Mercedes, Chevrolet" .........................   1999     Florence, SC
Newsome Chevrolet World(2) .....................   1999     Columbia, SC
Imports of Florence(2)
 "BMW, Isuzu" ..................................   1999     Florence, SC
Global Imports(2)
 "BMW" .........................................   1999     Atlanta, GA
Bondesen Chevrolet Oldsmobile Cadillac .........   1999     DeLand, FL
Fitzgerald Chevrolet ...........................   1999     Charlotte, NC
Superior Oldsmobile-Cadillac-GMC ...............   1999     Chattanooga, TN
Lloyd Mercedes-Nissan ..........................   1999     Panama City, FL
Lloyd Pontiac-Cadillac-GMC .....................   1999     Panama City, FL
Sam White Motor City
 "Nissan, Oldsmobile"(2)(3) ....................   1999     Houston, TX

---------
(1) We have not obtained the consent of Honda to the acquisition of the Economy Honda dealership. Honda informed us that we must sell our Cleveland
    Village Honda dealership before it will consent to our acquisition of Economy Honda. See "Risk Factors -- Honda Has Not Consented to the Economy Honda Acquisition."

(2) Pending acquisition.

(3) This acquisition is subject to approval by a bankruptcy court presiding over the dealership's pending bankruptcy proceeding. Consequently, the date of acquisition is currently unknown.


Dealership Management

     Operations of the dealerships are overseen by Regional Vice Presidents, who report to Sonic's Chief Operating Officer. Each of our dealerships is managed by an Executive Manager who is responsible for the operations of the dealership and the dealership's financial and customer satisfaction performance. The Executive Manager is responsible for selecting, training and retaining dealership personnel. All Executive Managers report to Sonic's Regional Vice Presidents, who in turn report to Sonic's senior management on a regular basis and prepare a comprehensive monthly financial and operating statement of their dealership. In addition, Sonic's senior management meets on a monthly basis with our Executive Managers to address changing customer preferences, operational concerns and to share best practices, such as maintaining a customer-friendly buying environment, maximizing potential revenues per new vehicle sale through increased F&I penetration, using customer calling and coupon programs to attract and retain service customers, and continued training of dealership personnel.

     Each Executive Manager is complemented by a team which includes two senior managers who aid in the operation of the dealership. The General Sales Manager is primarily responsible for the operations, personnel, financial performance and customer satisfaction performance of the new vehicle sales, used vehicle sales, and finance and insurance departments. The Parts and Service Director is primarily responsible for the operations, personnel, financial and customer satisfaction performance of the service, parts and collision repair departments (if applicable). Each of the departments of the dealership typically has a manager who reports to the General Sales Manager or Parts and Service Director.



New Vehicle Sales

     As of September 30, 1998, Sonic sold 23 brands of cars and light trucks. The products have a broad range of prices from lower priced, or economy vehicles, to luxury vehicles. We believe that our brand, product and price diversity reduces the risk of changes in customer preferences, product supply shortages and aging products. Approximately 4.4% of new vehicle sales in 1997 were luxury brands (for example, BMW, Cadillac, Infiniti and Volvo). See "Risk Factors -- Automobile Manufacturers Exercise Significant Control Over Sonic's Operations and Sonic is Dependent on Them to Operate its Business."

     The following table presents information with respect to Sonic's new vehicle sales:


                                                                                                    Nine Months Ended
                                                Year Ended December 31,                               September 30,
                         --------------------------------------------------------------------- ---------------------------
                              1993          1994          1995          1996          1997          1997          1998
                         ------------- ------------- ------------- ------------- ------------- ------------- -------------
                                                              (dollars in thousands)
 Unit sales ............       9,429         9,686        10,273        11,693        15,715        10,348        29,262
 Sales revenue .........   $ 153,138     $ 164,970     $ 186,859     $ 233,979     $ 343,941     $ 217,963     $ 698,189
 Gross profit ..........      11,087        12,103        13,926        18,001        26,427        14,854        53,442
 Gross margin ..........         7.2%          7.3%          7.5%          7.7%          7.7%          6.8%          7.7%

     New vehicle sales include retail lease transactions and lease-type transactions, both of which are arranged by Sonic. New vehicle leases generally have short terms. Lease customers, therefore, return to the new vehicle market more frequently. Leases also provide a source of late-model, generally low mileage, vehicles for our used vehicle inventory. Generally, leased vehicles are under warranty for the entire lease term, which allows us to provide repair service to the lessee throughout the term of the lease.


Used Vehicle Sales

     Sonic sells a broad variety of makes and models of used cars, vans, trucks and sport utility vehicles. Used vehicles are obtained by us through customer trade-ins, at "closed" auctions which may be attended only by new vehicle dealers and which offer off-lease, rental and fleet vehicles, and at "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. We sell our used vehicles to retail customers and, in the case of vehicles in poor condition or vehicles which remain unsold for a specified period of time, to other dealers or wholesalers. Sales to other dealers or wholesalers are frequently close to or below cost and therefore negatively affect our gross margin on used vehicle sales.

     The following table sets forth information on Sonic's used vehicle sales:


                                                                                                    Nine Months Ended
                                                   Year Ended December 31,                            September 30,
                               ---------------------------------------------------------------- --------------------------
                                   1993         1994         1995         1996         1997         1997          1998
                               ------------ ------------ ------------ ------------ ------------ ------------ -------------
                                                                 (dollars in thousands)
 Retail unit sales ...........      4,104        4,374       5,172        5,488        6,712        4,245        17,211
 Retail sales revenue ........   $ 37,742     $ 47,537     $60,766      $68,054      $85,132      $52,745      $232,060
 Retail gross profit .........      3,964        5,182       5,792        5,748        7,294        4,321        23,308
 Retail gross margin .........       10.5%        10.9%        9.5%         8.4%         8.6%         8.2%         10.0%
 Wholesale unit sales ........      4,189        4,656       5,009        5,344        7,287        4,685        15,695
 Wholesale sales revenue .....   $ 13,363     $ 16,062     $20,025      $25,642      $38,785      $25,171      $ 84,752
 Wholesale gross profit ......         27           43         (45)         (23)        (599)        (463)         (497)
 Wholesale gross margin ......        0.2%         0.3%       (0.2)%       (0.1)%       (1.5)%       (1.8)%        (0.6)%
 Total unit sales ............      8,293        9,030      10,181       10,832       13,999        8,930        32,906
 Total revenue ...............   $ 51,105     $ 63,599     $80,791      $93,696      $123,917     $77,916      $316,812
 Total gross profit ..........      3,991        5,225       5,747        5,725        6,695        3,858        22,811
 Total gross margin ..........        7.8%         8.2%        7.1%         6.1%         5.5%         5.0%          7.4%

Service and Parts Sales

     As of September 30, 1998, Sonic provided service and parts at each of our franchised dealerships. We also provided maintenance and repair services at our 35 new vehicle dealership facilities, offering both warranty and non-warranty services. Service and parts sales provide higher gross margins than vehicle sales.

The following table sets forth information regarding Sonic's service and parts sales:



                                                                                             Nine Months Ended
                                            Year Ended December 31,                            September 30,
                        ---------------------------------------------------------------- --------------------------
                            1993         1994         1995         1996         1997         1997          1998
                        ------------ ------------ ------------ ------------ ------------ ------------ -------------
                                                          (dollars in thousands)
Sales revenue .........   $ 27,243     $ 30,298     $ 31,958     $ 37,132     $ 51,033     $ 32,139     $ 105,924
Gross profit ..........      9,540       10,344       11,003       12,593       18,118       10,957        42,711
Gross margin ..........       35.0%        34.1%        34.4%        33.9%        35.5%        34.1%         40.3%

Collision Repair

     As of September 30, 1998, Sonic operated collision repair centers, or body shops, at twelve of its dealership locations. Our collision repair business provides favorable margins and, similar to service and parts, is not significantly affected by business cycles or consumer preferences. In addition, because of the higher cost of used vehicles, insurance adjusters are more hesitant to declare a vehicle a total loss, resulting in more significant, and higher cost, repair jobs.

     The following table sets forth information regarding Sonic's collision repair operations:



                                                                                        Nine Months Ended
                                           Year Ended December 31,                        September 30,
                         ----------------------------------------------------------- ------------------------
                             1993        1994        1995        1996        1997        1997        1998
                         ----------- ----------- ----------- ----------- ----------- ----------- ------------
                                                        (dollars in thousands)
 Sales revenue .........   $ 3,094     $ 3,686     $ 3,903     $ 4,942     $ 6,504     $ 4,178     $ 12,993
 Gross profit ..........     1,516       1,870       1,956       2,452       3,092       2,024        6,617
 Gross margin ..........      49.0%       50.7%       50.1%       49.6%       47.5%       48.4%        50.9%

Finance and Insurance

     Sonic offers its customers a wide range of financing and leasing alternatives for the purchase of vehicles. In addition, as part of each sale, we also offer customers credit life, accident and health and disability insurance to cover the financing cost of their vehicle, as well as warranty or extended service contracts.

     We assign our vehicle financing contracts and leases to other parties, instead of directly financing sales, which reduces our exposure to loss from financing activities. Sonic receives a commission from the lender for originating and assigning the loan or lease but is assessed a chargeback fee by the lender if a loan is canceled, in most cases, within 90 days of making the loan. Early cancellation can result from early repayment because of refinancing of the loan, the sale or trade-in of the vehicle, or default on the loan. We establish an allowance to absorb estimated chargebacks and refunds. Finance and insurance commission revenue is recorded net of such chargebacks. Commission expense related to finance and insurance commission revenue is charged to cost of sales upon recognition of such revenue.

     The following table sets forth information regarding Sonic's finance and insurance operations:



                                                                                             Nine Months Ended
                                               Year Ended December 31,                         September 30,
                             ------------------------------------------------------------ ------------------------
                                 1993        1994        1995        1996        1997         1997        1998
                             ----------- ----------- ----------- ----------- ------------ ----------- ------------
                                                            (dollars in thousands)
Commission revenue .........   $ 3,711     $ 5,181     $ 7,813     $ 7,118     $ 10,606     $ 8,046     $ 24,587
Gross profit ...............     3,043       4,359       6,561       6,043        8,856       6,693       20,492
Gross margin ...............      82.0%       84.1%       84.0%       84.9%        83.5%       83.2%        83.3%

Sales and Marketing

     Sonic's marketing and advertising activities vary among our dealerships and among our markets. We advertise primarily through television, newspapers, radio and direct mail and regularly conduct special promotions designed to focus vehicle buyers on our product offerings. We also utilize computer technology to aid sales people in prospecting for customers. Under arrangements with certain manufacturers, we receive a subsidy for a portion of our advertising expenses incurred in connection with a manufacturer's vehicles.

Relationships with Manufacturers

     Each of Sonic's dealerships operates under a separate franchise or dealer agreement which governs the relationship between the dealership and the manufacturer. In general, each dealer agreement specifies the location of the dealership for the sale of vehicles and for the performance of certain approved services in a specified market area. The designation of such areas generally does not guarantee exclusivity within a specified territory. In addition, most manufacturers allocate vehicles on a "turn and earn" basis which rewards high volume. A dealer agreement requires the dealer to meet specified standards regarding showrooms, the facilities and equipment for servicing vehicles, inventories, minimum net working capital, personnel training, and other aspects of the business. The dealer agreement with each dealership also gives the related manufacturer the right to approve the dealership's general manager and any material change in management or ownership of the dealership. Each manufacturer may terminate a dealer agreement under certain circumstances, such as a change in control of the dealership without manufacturer approval, the impairment of the reputation or financial condition of the dealership, the death, removal or withdrawal of the dealership's general manager, the conviction of the dealership or the dealership's owner or general manager of certain crimes, the failure to adequately operate the dealership or maintain wholesale financing arrangements, insolvency or bankruptcy of the dealership or a material breach of other provisions of the dealer agreement.

     Many automobile manufacturers are still developing their policies regarding public ownership of dealerships. We believe that these policies will continue to change as more dealership groups sell their stock to the public, and as the established, publicly-owned dealership groups acquire more franchises. To the extent that new or amended manufacturer policies restrict the number of dealerships which may be owned by a dealership group, or the transferability of Sonic's common stock, such policies could have a material adverse effect on us. See "Risk Factors -- Automobile Manufacturers
Exercise Significant Control Over Sonic's Operations and Sonic is Dependent on Them to Operate its Business," " -- Manufacturer Stock Ownership/Issuance Limits Limit Sonic's Ability to Issue Additional Equity to Meet Its Financing Needs" and " -- Manufacturers' Restrictions on Acquisitions Could Limit Sonic's Future Growth."

     In the course of acquiring Jaguar franchises in Chattanooga and Greenville, Jaguar declined to consent to our proposed acquisitions of these franchises. In settling legal actions brought against Jaguar by the seller of the Chattanooga Jaguar franchise, Sonic agreed with Jaguar not to acquire any Jaguar franchise until August 3, 2001. See "Risk Factors -- Jaguar Has Not Consented to Two Acquisitions."

     Sonic has received notice from Honda that its approval of our acquisition of the Economy Honda Dealership is contingent upon Sonic divesting its ownership of the Cleveland Village Honda dealership. Honda's stated reason for this condition is that our ownership of the Economy Honda Dealership and the Cleveland Village Honda dealership would violate Honda's policy against the ownership of contiguous dealerships, and we agreed to comply with this policy pursuant to our agreement with Honda. We are is currently negotiating with potential buyers for the sale of the Cleveland Village Honda dealership. There can be no assurance that we will be able to sell the Cleveland Village Honda dealership or that the approval of Honda to the Economy Honda Acquisition will be obtained. On a pro forma basis, the Cleveland Village Honda dealership accounted for, and the Economy Honda Dealership would have accounted for, approximately 1.9% and 2.7% of Sonic's 1997 revenues and approximately 2.1% and 3.0% of gross profits, respectively. See "Risk Factors -- Honda Has Not Consented to the Economy Honda Acquisition."

     Under Sonic's Dealer Agreements with Toyota and Infiniti, Toyota and Infiniti have the right to approve any ownership or voting rights of Sonic of 20% or greater by any individual or entity. Honda may force the sale of Sonic's Honda franchise if any person or entity, other than members of the Smith Group, acquires 5% or greater of the Common Stock (10% or greater if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory. Volkswagen has approved the sale of no more than 25% of the voting control of Sonic, and any future changes in ownership or transfers among Sonic's current stockholders that could effect the voting or managerial control of Sonic's Volkswagen franchisee subsidiaries requires the prior approval of Volkswagen. Similarly, Chrysler has approved of the public sale of only 50% of the Common Stock and requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic.

     Certain state statutes in Florida and other states limit manufacturers' control over dealerships. Under Florida law, notwithstanding any contrary terms in a dealer agreement, manufacturers may not unreasonably withhold approval for the sale of a dealership. Acceptable grounds for disapproval include material shortcomings in the character, financial condition or business experience of the proposed transferee. In addition, dealerships may challenge manufacturers' attempts to establish new dealerships in the dealer's markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the manufacturer is adequately represented in the area. Manufacturers must have "good cause" for any termination or failure to renew a dealer agreement, and an automaker's license to distribute vehicles in Florida may be revoked if, among other things, the automaker has forced or attempted to force an automobile dealer to accept delivery of motor vehicles not ordered by that dealer.

     Under Texas law, despite the terms of contracts between manufacturers and dealers, manufacturers may not unreasonably withhold approval of a transfer of a dealership. It is unreasonable under Texas law for a manufacturer to reject a prospective transferee of a dealership who is of good moral character and who otherwise meets the manufacturer's written, reasonable and uniformly applied standards or qualifications relating to the prospective transferee's business experience and financial qualifications. In addition, under Texas law and the laws of other states, franchised dealerships may challenge manufacturers' attempts to establish new franchises in the franchised dealers' markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the manufacturer is adequately represented in the region. Texas law limits the ability of manufacturers to terminate or fail to renew franchises. In addition, other laws in Texas and elsewhere limit the ability of manufacturers to withhold their approval for the relocation of a franchise or require that disputes be arbitrated. In addition, a manufacturer's license to distribute vehicles in Texas may be revoked if, among other things, the manufacturer has forced or attempted to force an automobile dealer to accept delivery of motor vehicles not ordered by that dealer.

     Georgia law provides that no manufacturer may arbitrarily reject a proposed change of control or sale of an automobile dealership, and any manufacturer challenging such a transfer of a dealership must provide written reasons for its rejection to the dealer. Manufacturers bear the burden of proof to show that any disapproval of a proposed transfer of a dealership is not arbitrary. If a manufacturer terminates a franchise agreement due to a proposed transfer of the dealership or for any other reason not considered to constitute good cause under Georgia law, such termination will be ineffective. As an alternative to rejecting or accepting a proposed transfer of a dealership or terminating the franchise agreement, Georgia law provides that a manufacturer may offer to purchase the dealership on the same terms and conditions offered to the prospective transferee.

     Under Tennessee law, a manufacturer may not modify, terminate or refuse to renew a franchise agreement with a dealer except for good cause, as defined in the governing Tennessee statutes. Further, a manufacturer may be denied a Tennessee license, or have an existing license revoked or suspended if the manufacturer modifies, terminates, or suspends a franchise agreement due to an event not constituting good cause. Good cause includes material shortcomings in the character, financial condition or business experience of the dealer. A manufacturer's Tennessee license may also be revoked if the manufacturer prevents or attempts to prevent the sale or transfer of the dealership by unreasonably withholding consent to the transfer.

     Alabama law prohibits manufacturers from terminating or refusing to continue or renew a franchise agreement except for "good cause." "Good cause" to discontinue a relationship may exist if, for example, a dealer violates a material term of, or fails to perform its duties under, a franchise agreement. In addition, a manufacturer is prohibited from interfering with the transfer of a dealership unless the transfer is to a person who would not qualify for a dealer's license under Alabama law. Finally, a manufacturer may not unreasonably establish a new dealership within the market area of an existing dealer. A manufacturer who violates Alabama law may be required to pay the dealer for the damages incurred, as well as the costs of suing the manufacturer for damages including attorneys fees.

     Under Ohio law, a dealer must obtain manufacturer approval before it can sell or transfer an interest in a dealership. The manufacturer may only prohibit the sale or transfer, however, for "good cause" after considering, among other things, the proposed new owner's business experience and financing. Similarly, a manufacturer may terminate or refuse to continue or renew a franchise agreement only for "good cause" considering, for example, the dealership's sales, the dealer's investment in the business, and the dealer's satisfaction of its warranty obligations. Finally, a manufacturer may not site a new dealership in a relevant market area without either the consent of the local dealers or by showing "good cause." Dealers may protest a manufacturer's actions to the Ohio Motor Vehicle Dealers Board, and eventually the courts, if there is no "good cause" for the transfer restriction or termination or siting of a new dealership. If the manufacturer violates Ohio's automobile franchise law, a dealer may be entitled to double its actual damages, as well as court costs and attorneys fees, from a manufacturer.

     South Carolina law forbids a manufacturer from imposing unreasonable restrictions on a dealer's rights to transfer, sell, or renew a franchise agreement unless the dealer is compensated. A manufacturer may not terminate or refuse to renew a franchise agreement without due cause. Further, although a dealer must obtain the manufacturer's consent to transfer a dealership, the manufacturer may not unreasonably withhold its consent. Finally, manufacturers are generally prohibited from acting in bad faith or engaging in arbitrary or unconscionable conduct. Manufacturers who violate South Carolina's law may be liable for double the actual damages incurred by the dealer and/or punitive damages in limited circumstances.


Competition

     The retail automotive industry is highly competitive. Depending on the geographic market, Sonic competes with both dealers offering the same brands and product lines as Sonic and dealers offering other automakers' vehicles. We also compete for vehicle sales with auto brokers and leasing companies. We compete with small, local dealerships and with large multi-franchise auto dealerships. Some of our competitors are larger and have greater financial and marketing resources and are more widely known than us. Some of our competitors also may utilize marketing techniques, such as the Internet or "no negotiation" sales methods, not currently used by us.

     We also compete with regional and national car rental companies, which sell their used rental cars, and used automobile "superstores," such as AutoNation and CarMax. The used vehicle superstores generally offer a greater and more varied selection of vehicles than our dealerships. In addition, Ford and GM have announced that they are entering into joint ventures to acquire dealerships in various cities in the United States, and Saturn is seeking to acquire its dealerships. In addition, other manufacturers may directly enter the retail market in the future, which could have a material adverse effect on us. As we seek to acquire dealerships in new markets, we may face significant competition (including competition from other publicly-owned dealer groups) as we strive to gain market share. See "Risk Factors -- High Competition in Automobile Retailing Reduces Sonic's Profit Margins on Vehicle Sales."

     We believe that the principal competitive factors in vehicle sales are the marketing campaigns conducted by automakers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for makes of automobiles, pricing (including manufacturer rebates and other special offers) and warranties.

     In addition to competition for vehicle sales, we also compete with other auto dealers, service stores, auto parts retailers and independent mechanics in providing parts and service. We believe that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a dealer's makes and models and the quality of customer service. A number of regional and national chains offer selected parts and service at prices that may be lower than our prices.

     In arranging or providing financing for our customers' vehicle purchases, we compete with a broad range of financial institutions. We believe that the principal competitive factors in providing financing are convenience, interest rates and contract terms.

     Our success depends, in part, on national and regional automobile-buying trends, local and regional economic factors and other regional competitive pressures. We sell our vehicles in the Atlanta, Charlotte, Chattanooga, Columbus, Daytona Beach, Greenville/Spartanburg, Houston, Montgomery, Nashville and Tampa/Clearwater markets. Conditions and competitive pressures affecting these markets, such as price-cutting by dealers in these areas, or in any new markets we enter, could adversely affect us, although the retail automobile industry as a whole might not be affected. See "Risk Factors -- High Competition in Automobile Retailing Reduces Sonic's Profit Margin on Vehicle Sales."


Governmental Regulations and Environmental Matters

     A number of regulations affect Sonic's business of marketing, selling, financing and servicing automobiles. Sonic also is subject to laws and regulations relating to business corporations generally.

     Under North Carolina, South Carolina, Tennessee, Florida, Georgia, Texas, Ohio and Alabama law as well as the laws of other states into which we may expand, we must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service. These laws also regulate our conduct of business, including our advertising and sales practices. Other states may have similar requirements.

     Our operations are also subject to certain consumer protection laws known as "Lemon Laws." These laws typically require a manufacturer or dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require certain written disclosures to be provided on new vehicles, including mileage and pricing information.

     The imported automobiles purchased by us are subject to United States customs duties and, in the ordinary course of our business, we may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges. Currently, United States customs duties are generally assessed at 2.5% of the customs value of the automobiles imported, as classified pursuant to the Harmonized Tariff Schedule of the United States. See "Risk Factors -- Imported Product Restrictions and Foreign Trade Risk May Impair Sonic's Ability to Sell Foreign Vehicles Profitably."

     Our financing activities with customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Federal, state and local environmental regulations, including regulations governing air and water quality, the clean-up of contaminated property and the storage and disposal of gasoline, oil and other materials, also apply to us and our dealership properties.

     We believe that we comply in all material respects with the laws affecting our business. Possible penalties for violation of any of these laws include revocation of our licenses and fines. In addition, many laws may give customers a private cause of action.

     As with automobile dealerships generally, and service parts and body shop operations in particular, our business involves the use, storage, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes and other environmentally sensitive materials. Our business also involves the past and current operation and/or removal of aboveground and underground storage tanks containing such substances or wastes. Accordingly, we are subject to regulation by federal, state and local authorities which establish health and environmental quality standards, provide for liability related to those standards, and in certain circumstances provide penalties for violations of those standards. We are also subject to laws, ordinances and regulations governing remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal.

     We believe that we do not have any material environmental liabilities and that compliance with environmental laws and regulations will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition. However, soil and groundwater contamination is known to exist at certain properties used by us. Further, environmental laws and regulations are complex and subject to frequent change. In addition, in connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. We cannot assure you that compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional expenditures by Sonic, or that such expenditures will not be material. See "Risk Factors -- Governmental Regulation and Environmental Regulation Compliance Costs May Adversely Affect Sonic's Profitability."

Facilities
     Sonic's principal executive offices are located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and our telephone number is (704) 532-3320. These executive offices are located on the premises owned by Town & Country Ford. The following table identifies each of the properties to be utilized by Sonic's operations and their respective locations, after giving effect to Sonic's pending acquisitions:


Atlanta Market

o  Dyer & Dyer Volvo, 5260 Peachtree Industrial Blvd., Atlanta, GA
o  Global Imports, 500 & 550 Interstate North Parkway, N.W., Atlanta, GA (1)

Birmingham Market

o  Tom Williams Buick, 401 S. 20th Street, Birmingham, AL (1)
o  Tom Williams Cadillac, 325 S. 20th Street, Birmingham, AL (1)
o  Tom Williams Imports, 2200 3rd Avenue South, Birmingham, AL (1)
o  Tom Williams Lexus, 300 S. 22nd Street, Birmingham, AL (1)

Charlotte Market

o Fitzgerald Chevrolet, 3112 W. Roosevelt Blvd., Monroe, NC & 6201 E. Independence Blvd., Charlotte, NC (1)
o  Fort Mill Chrysler-Plymouth-Dodge, 3310 Hwy. 51, Fort Mill, SC
o  Fort Mill Ford, 788 Gold Hill Rd., Fort Mill, SC
o  Frontier Oldsmobile-Cadillac, 2501 Roosevelt Blvd., Monroe, NC
o  Infiniti of Charlotte, 9103 E. Independence Ave., Charlotte, NC
o  Lake Norman Chrysler-Plymouth-Jeep, Chartwell Center Dr., Cornelius, NC
o  Lake Norman Dodge, I-77 & Torrence Chapel Rd., Cornelius, NC
o Town & Country Chrysler-Plymouth-Jeep of Rock Hill, 803 North Anderson Rd., Rock Hill, SC

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

o  Town & Country Ford, 5401 East Independence Blvd., Charlotte, NC
o  Town & Country Toyota, 9101 South Blvd., Charlotte, NC

Chattanooga Market

o  BMW/Volvo of Chattanooga, 5949 Brainard Rd., Chattanooga, TN
o  Cleveland Chrysler-Plymouth-Jeep, 717 South Lee Hwy., Cleveland, TN
o  Cleveland Village Imports, 2490 & 2492 South Lee Hwy., Cleveland, TN (2)
o  Dodge of Chattanooga, 402 West Martin Luther King Blvd., Chattanooga, TN
o  Economy Honda, Hwy. 153 at Shallowford Rd., Chattanooga, TN (1)(2)
o  Infiniti of Chattanooga, 5915 Brainard Rd., Chattanooga, TN
o  KIA/VW of Chattanooga, 6015 International Dr., Chattanooga, TN
o  Superior-Oldsmobile-Cadillac-GMC, 875 Keith St., N.W., Cleveland, TN
o  Town & Country Ford of Cleveland, 2496 South Lee Hwy., Cleveland, TN

Columbia Market

o  Imports of Florence, 2199 David McLeod Blvd., Florence, SC (1)
o  Newsome Automotive, 2199 David McLeod Blvd., Florence, SC (1)
o Newsome Chevrolet World, 4013 W. Beltline Blvd. & 6217 Monticello Rd., Columbia, SC (1)

Columbus Market

o Hatfield Hyundai & Hatfield Isuzu & Hatfield Subaru, 1400 Automall Dr., Columbus, OH
o Hatfield KIA & Trader Bud's Westside Chrysler-Plymouth, 3700 West Broad St., Columbus, OH
o  Hatfield Lincoln Mercury, 1495 Automall Dr., Columbus, OH
o  Toyota West, 1500 Automall Dr., Columbus, OH
o  Trader Bud's Westside Dodge, 4000 West Broad St., Columbus, OH
o  Volkswagen West & Jeep Eagle West, 1455 Automall Dr., Columbus, OH

Daytona Beach Market

o  Bondesen Chevrolet Oldsmobile Cadillac, 2800 South Highway 17-92, DeLand, FL
(1)
o  Halifax Ford-Mercury, 1307 N. Dixie Hwy., New Smyrna Beach, FL
o  Higginbotham Automobiles, 1720 Mason Ave., Daytona Beach, FL
o  Higginbotham Chevy-Olds, 1919 N. Dixie Hwy., New Smyrna Beach, FL
o  HMC Finance, 3741 S. Nova Rd., Port Orange, FL
o  Sunrise Auto World, 241 Ridgewood Ave., Holly Hill, FL

Greenville/Spartanburg Market

o  Century BMW, 2752 Laurens Rd., Greenville, SC
o  Heritage Lincoln Mercury, 2424 Laurens Rd., Greenville, SC

Houston Market

o  Casa Ford, 4701 I-10 East, Baytown, TX
o  Lone Star Ford, 8477 North Freeway, Houston, TX
o  Ron Craft Chevrolet-Cadillac-Oldsmobile-Geo, 3401 N. Main, Baytown, TX
o  Ron Craft Chrysler Plymouth Jeep, 5221 I-10 East, Baytown, TX
o  Sam White Motor City, 12230 Southwest Freeway, Stafford, TX (1)(3)

Montgomery Market

o  Capitol Chevrolet, 711 Eastern Blvd., Montgomery, AL
o  Capitol Hyundai & Capitol Mitsubishi, 190 Eastern Blvd., Montgomery, AL
o  Capitol KIA, 845 Eastern Blvd., Montgomery, AL
o  Lloyd Mercedes-Nissan, 120 E. 23rd St., Panama City, FL (1)
o  Lloyd Pontiac-Cadillac-GMC, 100 E. 23rd St., Panama City, FL (1)

Nashville Market

o  BMW/VW of Nashville, 630 Murfreesboro Pike, Nashville, TN
o  Rally Mitsubishi, 1620 West End Ave., Nashville, TN (1)

Tampa/Clearwater Market

o  Clearwater Collision Center, 2300 Drew Street, Clearwater, FL
o  Clearwater Mitsubishi, 21699 US Hwy 19N, Clearwater, FL
o  Clearwater Toyota, 21799 US Hwy 19N, Clearwater, FL
o  Freedom Ford, 24825 US Hwy. 19 North, Clearwater & 3925 Tampa Rd., Oldsmar,
FL
o  Tampa Volvo, 6008 N. Dale Mabry, Tampa, FL

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

---------
(1) Pending acquisition.

(2) We have not obtained the consent of Honda to the acquisition of the Economy Honda dealership. Honda informed us that we must sell our Cleveland
    Village Honda dealership before it will consent to our acquisition of Economy Honda. See "Risk Factors -- Honda Has Not Consented to the Economy Honda Acquisition."

(3) This acquisition is subject to approval by a bankruptcy court presiding over the dealership's pending bankruptcy proceeding.

     Our dealerships are generally located along major U.S. or interstate highways. One of the principal factors considered by Sonic in evaluating an acquisition candidate is its location. We prefer to acquire dealerships located along major thoroughfares, primarily interstate highways with ease of access, which can be easily visited by prospective customers.

     We lease all of the properties utilized by our dealership operations. We believe that our facilities are adequate for our current needs.

     On July 9, 1998, Sonic entered into a strategic alliance agreement with MMRT. MMRT owns or will own certain real estate associated with various automobile dealerships, automotive aftermarket retailers and other automotive related businesses and leases such properties to the business operators located thereon. Mr. Smith, Sonic's Chairman and Chief Executive Officer, serves as the chairman of MMRT's board of trustees. See "Certain Transactions -- Transactions with MMRT."

     Under the terms of our franchise agreements, Sonic must maintain an appropriate appearance and design of its facilities and is restricted in its ability to relocate its dealerships. See " -- Relationships with Manufacturers."

Employees
     As of September 30, 1998, Sonic employed approximately 3,040 people, of whom approximately 430 were employed in managerial positions, 980 were employed in non-managerial sales positions, 1,170 were employed in non-managerial parts and service positions and 460 were employed in administrative support positions.

     We believe that many dealerships in the retail automobile industry have difficulty in attracting and retaining qualified personnel for a number of reasons, including the historical inability of dealerships to provide employees with an equity interest in the profitability of the dealerships. We provide certain executive officers, managers and other employees with stock options and all employees with a stock purchase plan and we believe this type of equity incentive is attractive to our existing and prospective employees. See "Risk Factors -- The Loss of Key Personnel and the Limited Management and Personnel Resources of Sonic Could Adversely Affect Sonic's Operations and Growth."

     We believe that our relationship with our employees is good. None of our employees is represented by a labor union. Because of our dependence on the Manufacturers, however, we may be affected by labor strikes, work slowdowns and walkouts at the Manufacturer's manufacturing facilities. See "Risk Factors -- Automobile Manufacturers Exercise Significant Control Over Sonic's Operations and Sonic Is Dependent on Them to Operate its Business."

Legal Proceedings and Insurance
     From time to time, Sonic is named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of our business. Currently, no legal proceedings are pending against or involve Sonic that, in the opinion of management, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

     Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Sonic's insurance includes an umbrella policy as well as insurance on our real property, comprehensive coverage for our vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with our vehicle sales and financing activities.

                                  MANAGEMENT

Executive Officers and Directors; Key Personnel
     Sonic's executive officers, directors and key personnel, and their ages as of the date of this prospectus, are as follows:


Name                            Age  Position(s) with Sonic
------------------------------ ----- ---------------------------------------------------------------
     O. Bruton Smith .........  71   Chairman, Chief Executive Officer and Director*
     Bryan Scott Smith .......  31   President, Chief Operating Officer and Director*
     Dennis D. Higginbotham ..  47   President of Retail Operations and Director*
     Theodore M. Wright ......  36   Chief Financial Officer, Vice President -- Finance, Treasurer,
                                     Secretary and Director*
     William R. Brooks .......  48   Director
     William P. Benton .......  74   Director
     William I. Belk .........  49   Director
     Jeffrey C. Rachor .......  36   Vice President of Retail Operations

---------
* Executive Officer
     O. Bruton Smith has been the Chairman, Chief Executive Officer and a director of Sonic since its organization in 1997, and he currently is a director and executive officer of each of Sonic's dealerships. Mr. Smith has worked in the retail automobile industry since 1966. Mr. Smith's initial term as a director of Sonic will expire at the 2000 annual stockholders meeting. Mr. Smith is also the chairman and chief executive officer, a director and controlling shareholder of Speedway Motorsports, Inc. ("SMI"). SMI is a public company traded on the NYSE. Among other things, it owns and operates the following NASCAR racetracks: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Las Vegas Motor Speedway, Sears Point Raceway and Texas Motor Speedway. He is also the executive officer and a director of each of SMI's operating subsidiaries. Additionally, Mr. Smith serves as chairman of the board of trustees of MMRT. Under his employment agreement with Sonic, Mr. Smith is required to devote approximately 50% of his business time to Sonic's business.
     Bryan Scott Smith has been the President and Chief Operating Officer of Sonic since April 1997 and a Sonic director since its organization in 1997. Mr. Smith also serves as a director and executive officer of many of Sonic's subsidiaries. Mr. Smith, who is the son of Bruton Smith, has been an executive officer of Town and Country Ford since 1993, and was a minority owner of both Town and Country Ford and Fort Mill Ford before Sonic's acquisition of those dealerships in 1997. Mr. Smith became the General Manager of Town & Country Ford in November 1992 where he remained until his appointment to President and Chief Operating Officer of Sonic in April 1997. Mr. Smith's term as a director of Sonic will expire at the 2001 annual stockholders meeting.
     Dennis D. Higginbotham has been the President of Retail Operations of Sonic since September 1998 and a Sonic director since his appointment in December 1998. Before joining Sonic, Mr. Higginbotham owned and was the president of, Higginbotham Chevrolet-Oldsmobile (from 1976), Halifax Ford-Mercury (from 1987) and Higginbotham Automobiles (from 1995), each of which Sonic acquired in September 1998. Mr. Higginbotham has worked in the automobile industry since 1965. Mr. Higginbotham's term as a Sonic director will expire at the 1999 annual stockholders meeting.
     Theodore M. Wright has been the Chief Financial Officer, Vice President-Finance, Treasurer and Secretary of Sonic since April 1997, and a Sonic director since June 1997. Mr. Wright also serves as a director and executive officer of many of Sonic's subsidiaries. Before joining Sonic, Mr. Wright was a Senior Manager and in charge of the Columbia, South Carolina office of Deloitte & Touche LLP. Before joining the Columbia office, Mr. Wright was a Senior Manager in Deloitte & Touche LLP's National Office Accounting Research and SEC Services Departments from 1994, to 1995. From 1992 to 1994, Mr. Wright was an audit manager with Deloitte & Touche LLP. Mr. Wright's term as a Sonic director will expire at the 1999 annual stockholders meeting.
     William R. Brooks has been a director of Sonic since its formation. Mr. Brooks also served as Sonic's initial Treasurer, Vice President and Secretary from its organization in February 1997 to April 1997 when Mr. Wright was appointed to those positions. Since December 1994, Mr. Brooks has been the vice president, treasurer, chief financial officer and a director of SMI. Mr. Brooks also serves as an executive officer and a director for various operating subsidiaries of SMI. Before the formation of SMI in December 1994, Mr. Brooks was the vice president of the Charlotte Motor Speedway and a vice president and a director of Atlanta Motor Speedway. Mr. Brooks joined Sonic Financial Corporation, an entity controlled by Bruton Smith, from Price Waterhouse in 1983. At Sonic Financial Corporation, he was promoted from manager to controller in 1985 and again to chief financial officer in 1989. Mr. Brooks' term as a Sonic director will expire at the 2000 annual stockholders meeting.

     William P. Benton became a director of Sonic in December 1997. Since January 1997, Mr. Benton has been the executive director of Ogilvy & Mather, a world-wide advertising agency. Mr. Benton has been a director of SMI since February 1995 and a director of Allied Holdings, Inc. since February 1998. He is also a consultant to the chairman and chief executive officer of TI Group. Before his appointment at Ogilvy & Mather, Mr. Benton served as vice chairman of Wells, Rich, Greene/BDDP, Inc., an advertising agency with offices in New York and Detroit. Mr. Benton retired from Ford Motor Company as its vice president of marketing worldwide in 1984 after a 37-year career with that company. Mr. Benton's term as a Sonic director will expire at the 2001 annual stockholders meeting.
     William I. Belk became a director of Sonic in March 1998. Mr. Belk is currently the vice president and a director for Monroe Hardware Company, a director for Piedmont Ventures, Inc., and treasurer and a director for Old Well Water, Inc. For more than the previous five years, Mr. Belk previously held the position of chairman and director for certain Belk stores (a privately held retail department store chain). Mr. Belk's term as a Sonic director will expire at the 2001 annual stockholders meeting.
     Jeffrey C. Rachor is Sonic's Vice President of Retail Operations and has held this position since September 1998. He originally joined Sonic as its Regional Vice President -- Mid-South region upon Sonic's 1997 acquisition of certain dealerships in Chattanooga Tennessee. Mr. Rachor has over 13 years experience in automobile retailing and was the chief operating officer of the Chattanooga dealerships from 1989 until their acquisition by Sonic in 1997. During this period, Mr. Rachor has also served at various times as the general manager of Toyota, Saturn and Chrysler-Plymouth-Jeep-Eagle dealerships. Before then, Mr. Rachor was an assistant regional manager with American Suzuki Motor Corporation from 1987 to 1989 and a metro sales manager and a district sales manager with GM's Buick Motor Division from 1983 to 1987.
     Sonic's Board of Directors is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected at Sonic's annual stockholders meeting each year. Messrs. Bruton Smith and Brooks belong to the class of directors whose term expires in 2000, Messrs. Wright and Higginbotham belong to the class whose term expires in 1999, and Messrs. Scott Smith, Benton and Belk belong to the class whose term expires in 2001. The executive officers are elected annually by, and serve at the discretion of, Sonic's Board of Directors.

Committees of the Board

     There are two standing committees of the Sonic Board of Directors, the Audit Committee and the Compensation Committee. The Audit Committee was appointed on March 20, 1998 and consists of Messrs. Benton, Belk and Brooks. The Compensation Committee was appointed on October 3, 1998 and consists of Messrs. Bruton Smith, Benton and Belk. Set forth below is a summary of the principal functions of each committee. There was one meeting held by the Audit Committee and one meeting held by the Compensation Committee in 1998.
     Audit Committee. The Audit Committee recommends the appointment of Sonic's independent auditors, determines the scope of the annual audit to be made, reviews the conclusions of the auditors and reports the findings and recommendations thereof to the Board, reviews Sonic's auditors, the adequacy of Sonic's system of internal control and procedures and the role of management in connection therewith, reviews transactions between Sonic and its officers, directors and principal stockholders, and performs such other functions and exercises such other powers as the Board from time to time may determine.
     Compensation Committee. The Compensation Committee administers certain compensation and employee benefit plans of Sonic, annually reviews and determines executive officer compensation, including annual salaries, bonus performance goals, bonus plan allocations, stock option grants and other benefits, direct and indirect, of all executive officers and other senior officers of Sonic. The Compensation Committee administers Sonic's 1997 Stock Option Plan, Employee Stock Purchase Plan and Nonqualified Employee Stock Purchase Plan, makes recommendations for individual stock option grants to the full Board of Directors under the plans it administers, and periodically reviews Sonic's executive compensation programs and takes action to modify programs that yield payments or benefits not closely related to Sonic or executive performance. The policy of the Compensation Committee's program for executive officers is to link pay to business strategy and performance to attract, retain and reward key executives while also providing performance incentives and awarding equity-based compensation to align the long-term interests of executive officers with those of Sonic's stockholders. The Compensation Committee's objective is to offer salaries and incentive performance pay opportunities that are competitive in the marketplace.

     Sonic currently has no standing nominating committee.

     During 1998, there were three meetings of the Board of Directors of Sonic, with each director attending each of the meetings.

                      PRINCIPAL AND SELLING STOCKHOLDERS
     The following table sets forth, immediately before the offering and immediately after the offering, the ownership of Sonic's voting stock, including optioned shares, taking into account Sonic's January 25, 1999 common stock split, by (i) each stockholder who is known to Sonic to own beneficially five percent or more of each class of our outstanding voting stock, (ii) each director of Sonic, (iii) each executive officer of Sonic (including the Chief Executive Officer), (iv) all directors and executive officers of Sonic as a group, and (v) each selling stockholder.


                                             Before Offering
                               -------------------------------------------
                                    Number of       Number of                 Number of
                                    Shares of       Shares of   Number of       Shares
                                     Class A         Class B    Shares of     of Class A
                                     Common          Common     Preferred       Common
                                      Stock           Stock       Stock         Stock
       Beneficial Owner               Owned           Owned       Owned        Offered
------------------------------ ------------------ ------------ ----------- ---------------
 O. Bruton Smith(2)(3) .......        25,400       10,952,500      --               --
 Bryan Scott Smith(2) ........        66,584(4)       956,250      --               --
 Dennis D.
   Higginbotham(5) ...........       970,588               --      --           97,058(5)
 Theodore M. Wright ..........        25,458(6)            --      --               --
 William R. Brooks ...........        20,000(7)            --      --               --
 William P. Benton ...........        20,000(7)            --      --               --
 William I. Belk .............         5,000               --      --               --
 Sonic Financial
   Corporation(2) ............            --        8,881,250      --               --
 Citicorp(8)(9) ..............     1,000,000               --      --               --
 Citibank, N.A.(9)(10) .......     1,000,000               --      --               --
 Wellington Management
   Company,
   LLP(11)(12) ...............       994,000               --      --               --
 Wellington Trust
   Company,
   N.A.(12)(13) ..............       616,600               --      --               --
 Scott Fink(14) ..............            --               --   1,980           84,700
 Michael S. Cohen(15) ........            --               --   1,980           84,700
 Dan E. Hatfield(16) .........            --               --   3,750          147,917
 Bud C. Hatfield(16) .........            --               --   8,971          353,856
 Frank McGough(17) ...........            --               --  4,194.3              --
 Nelson E. Bowers, II(18).....       158,626               --      --          158,626
 William S. Egan .............       115,667(19)      491,250      --           80,000
 Dan E. Hatfield, as
   Trustee of the Bud C.
   Hatfield, Sr. Special
   Irrevocable Trust(16) .....            --               --   1,304           51,436
 All directors and
   executive officers as a
   group (7 persons) .........     1,133,030       11,908,750      --           97,058



                                                             After Offering
                               ---------------------------------------------------------------------------
                                   Number of                       Number of
                                   Shares of                       Shares of   Number of
                                    Class A       Percentage of     Class B    Shares of    Percentage of
                                     Common          Class A        Common     Preferred   all Outstanding
                                     Stock            Common         Stock       Stock         Voting
       Beneficial Owner              Owned            Stock          Owned       Owned        Stock (1)
------------------------------ ----------------- --------------- ------------ ----------- ----------------
 O. Bruton Smith(2)(3) .......       25,400               *       10,952,500      --             34.0%
 Bryan Scott Smith(2) ........       66,584(4)            *          956,250      --              3.2
 Dennis D.
   Higginbotham(5) ...........      873,530             4.4%              --      --              2.7
 Theodore M. Wright ..........       25,458(6)            *               --      --                *
 William R. Brooks ...........       20,000(7)            *               --      --                *
 William P. Benton ...........       20,000(7)            *               --      --                *
 William I. Belk .............        5,000               *               --      --                *
 Sonic Financial
   Corporation(2) ............           --               *        8,881,250      --             27.5
 Citicorp(8)(9) ..............     1,000,000            5.0               --      --              3.1
 Citibank, N.A.(9)(10) .......     1,000,000            5.0               --      --              3.1
 Wellington Management
   Company,
   LLP(11)(12) ...............      994,000             5.0               --      --              3.1
 Wellington Trust
   Company,
   N.A.(12)(13) ..............      616,600             3.1               --      --              2.0
 Scott Fink(14) ..............           --              --               --     594                *
 Michael S. Cohen(15) ........           --              --               --     594                *
 Dan E. Hatfield(16) .........           --              --               --   1,076                *
 Bud C. Hatfield(16) .........           --              --               --   2,578                *
 Frank McGough(17) ...........           --              --               --  4,194.3               *
 Nelson E. Bowers, II(18).....           --              --               --      --               --
 William S. Egan .............       35,667(19)           *          491,250      --              1.6
 Dan E. Hatfield, as
   Trustee of the Bud C.
   Hatfield, Sr. Special
   Irrevocable Trust(16) .....           --              --               --     374                *
 All directors and
   executive officers as a
   group (7 persons) .........     1,035,972            5.2%      11,908,750      --             40.0

---------
     * Less than one percent
(1) The percentage of total voting power after the offering will be as follows:
    O. Bruton Smith, 75.8%, Sonic Financial Corporation, 61.5%, Bryan Scott Smith, 6.7%, and less than 1% for all other stockholders shown.
(2) The address of such person or group is 5401 East Independence Boulevard, Charlotte, North Carolina 28212.
(3) The Schedule 13D filed by the beneficial owner indicates that the shares of common stock shown as owned by such person or group include all of the shares shown as owned by Sonic Financial Corporation ("Sonic Financial") elsewhere in the table. Bruton Smith owns the substantial majority Sonic Financial's outstanding capital stock.
(4) Represents one-third of 199,750 shares that underlie options to purchase shares of Class A common stock granted by Sonic pursuant to Sonic's 1997 Stock Option Plan, which became exercisable in three equal installments beginning in October 1998.

(5) The address of such person is 104 South Riverside Dr., New Smyrna Beach, Florida 32168. Mr. Higginbotham received his shares of Class A common stock in connection with Sonic's acquisition of the Higginbotham Automotive Group in September 1998. An additional 145,588 shares of Mr. Higginbotham's shares of Class A common stock are subject to the Underwriters' over-allotment option.

(6) Represents one-third of 76,376 shares that underlie options to purchase shares of Class A common stock granted by Sonic pursuant to Sonic's 1997 Stock Option Plan, which became exercisable in three equal installments beginning in October 1998.
                                         (footnotes continued on following page)

(7) Represents 20,000 shares that underlie options to purchase shares of Class A common stock granted by Sonic pursuant to the Directors Plan, which became exercisable in December 1998 subject to shareholder approval of the Director's Plan.

(8) The Schedule 13D filed by the beneficial owner indicates that the shares of common stock shown as owned by such entity or group include all the shares shown as owned by Citibank, N.A. elsewhere in the table. Citicorp owns all of the outstanding capital stock of Citibank, N.A.

(9) The address of such entity is 399 Park Avenue, New York, New York 10043.

(10) The Schedule 13D filed by the beneficial owner indicates that Citibank, N.A. has sole voting power as to 144,000 shares of the 1,000,000 shares shown with no voting power as to the remainder and has shared dispositive power over all 1,000,000 shares.

(11) The Schedule 13D filed by the beneficial owner indicates that Wellington Management Company has shared voting power as to 447,400 shares of the 994,000 shares shown with no voting power as to the remainder and has shared dispositive power over all 994,000 shares.

(12) The address of such entity is 75 State Street, Boston, Massachusetts
  02109.

(13) The Schedule 13D filed by the beneficial owner indicates that Wellington Trust Company, N.A. has shared voting power as to 169,200 shares of the 616,600 shares shown with no voting power as to the remainder and has shared dispositive power over all 616,600 shares.

(14) The address of such person is 3030 Turtle Brooke, Clearwater, Florida
  33761.

(15) The address of such person is 49 Rolling Hill Lane, Old Westbury, New York 11568.

(16) The address of such person is 1500 Automall Drive, Columbus, Ohio 43228.

(17) The address of such person is 711 Eastern Blvd., Montgomery, Alabama
     36117.

(18) Represents 158,626 shares that underlie options to purchase shares of Class A common stock granted by Sonic pursuant to Sonic's 1997 Stock Option Plan, which will be exercisable at the time of the offering under an agreement between Sonic and Mr. Bowers.

(19) Includes 4,667 shares underlying currently exercisable options granted by Sonic under its 1997 Stock Option Plan. An additional 31,333 shares of Class A common stock underlie options that are presently unexercisable.

                              CERTAIN TRANSACTIONS

Registration Rights Agreement

     When Sonic acquired Town & Country Ford, Lone Star Ford, Fort Mill Ford, Town & Country Toyota and Frontier Oldsmobile-Cadillac in 1997, Sonic signed a Registration Rights Agreement dated as of June 30, 1997 with Sonic Financial Corporation ("SFC"), Bruton Smith, Scott Smith and William S. Egan (collectively, the "Class B Registration Rights Holders"). SFC currently owns 8,881,250 shares of Class B common stock; Bruton Smith, 2,071,250 shares; Scott Smith, 956,250 shares; and Egan Group, LLC, an assignee of Mr. Egan (the "Egan Group"), 491,250 shares, all of which are covered by the Registration Rights Agreement. The Egan Group also owns 100,000 shares of Class A common stock to which the Registration Rights Agreement applies. If, among other things provided in Sonic's charter, offers and sales of shares Class B common stock are registered with the Commission, then such shares will automatically convert into a like number of shares of Class A common stock.

     The Class B Registration Rights Holders have certain limited piggyback registration rights under the Registration Rights Agreement. These rights permit them to have their shares of Sonic's common stock included in any Sonic registration statement registering Class A common stock, except for registrations on Form S-4, relating to exchange offers and certain other transactions, and Form S-8, relating to employee stock compensation plans. The Registration Rights Agreement expires in November 2007. SFC is controlled by Bruton Smith. The Class B Registration Rights Holders have agreed to waive their registration rights in this offering.


Advance From Bruton Smith

     When Sonic acquired Fort Mill Chrysler-Plymouth-Dodge in mid-1997, Bruton Smith advanced approximately $3.5 million to Sonic to pay a portion of the cash consideration for this acquisition at closing. This loan bore interest at the minimum statutory rate of 3.83% per annum. Sonic repaid in full the principal of and interest on this loan from the proceeds of its November 1997 initial public offering.


The Smith Guarantees, Pledges and Subordinated Loan

     Under the NationsBank Facility, Bruton Smith guaranteed the obligations of Sonic and secured his guarantee with a pledge of Speedway Motorsports common stock owned directly by him. In February 1998, Sonic repaid in full the amounts owed under the NationsBank Facility, and Mr. Smith's guarantee and pledge were released.

     Mr. Smith initially guaranteed the obligations of Sonic under the Revolving Facility. Such obligations were further secured with the Revolving Pledge of approximately $50.0 million in Speedway Motorsports stock owned by SFC, a corporation controlled by Mr. Smith.

     When the Revolving Facility's borrowing limit was increased to $75.0 million in December 1997, Mr. Smith's personal guarantee of Sonic's obligations under the Revolving Facility was released, although the Revolving Pledge remained in place. In August 1998, the Revolving Pledge was released by Ford Motor Credit.

     In December 1997, Mr. Smith was also required by Ford Motor Credit to lend the $5.5 million Subordinated Smith Loan to Sonic to increase Sonic's capitalization. Ford Motor Credit required the Subordinated Smith Loan as a condition to increasing the Revolving Facility borrowing limit because the net offering proceeds from Sonic's November 1997 initial public offering were significantly less than expected by Sonic and Ford Motor Credit. The Subordinated Smith Loan bears interest at NationsBank's announced prime rate plus 0.5% and matures on November 30, 2000. All amounts owed by Sonic to Mr. Smith under the Subordinated Smith Loan are to be paid after all amounts owed by Sonic under the Ford Credit Facilities and Sonic's senior subordinated notes are paid. For further discussion of these lending arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


Transactions with MMRT

     In 1998, Sonic entered into the Alliance Agreement with MMRT. Bruton Smith serves as the chairman of MMRT's board of trustees. Under the Alliance Agreement, Sonic agreed to refer to MMRT real estate acquisition opportunities arising with Sonic's dealership acquisitions. In exchange, MMRT agreed to refer to Sonic dealership acquisition opportunities and to provide certain real estate development and maintenance services to Sonic. MMRT will also arrange for property inspections and environmental reports for prospective dealership properties at Sonic's cost.

     In addition, the Alliance Agreement provides for a form of lease to be used when MMRT leases to Sonic real estate MMRT acquires in the future. Under terms substantially similar to those of this form lease, Sonic leases or will lease certain properties from MMR Holdings, LLC ("MMR Holdings"), which is a limited liability company currently owned by Bruton Smith and SFC that Sonic expects to be acquired by MMRT. See " -- Certain Dealership Leases."

     Sonic entered into the Alliance Agreement with MMRT rather than with an unaffiliated third party for purposes consistent with Sonic's acquisition strategy. Sonic is familiar with MMRT's growth and operating strategy and believes that MMRT is well-positioned to identify and refer attractive dealership acquisition opportunities for Sonic in the course of MMRT's acquisitions of real property. In addition, Sonic's relationship with MMRT will assist Sonic in negotiating transactions with sellers of dealerships that Sonic has identified for acquisition. Many dealership sellers who own their dealership's real property wish to sell the dealership real property as well as dealership businesses. Inclusion of real estate in a transaction may allow Sonic to negotiate an acquisition on more favorable terms. Finally, MMRT will provide development assistance to Sonic which will enable Sonic to avoid additional costs associated with hiring employees with real estate development expertise. For these reasons, Sonic feels that MMRT's growth and operating strategies are closely-aligned with Sonic's dealership acquisition strategy and that the Alliance Agreement will provide significant future benefits to Sonic.

     For acquisitions identified by Sonic, the Alliance Agreement is intended to operate in two different contexts, depending on whether the dealership seller owns the dealership real property or leases the dealership real property from an unaffiliated third party. For acquisitions where the dealership seller owns the dealership real property, Sonic will negotiate acquisition of the real property from the seller on an arms'-length basis and will assign its negotiated purchase rights to MMRT. MMRT will then acquire the real property from the seller. Sonic and MMRT will subsequently enter into a lease agreement regarding the dealership real property using the lease form attached to the Alliance Agreement to satisfy all non-economic terms of the lease agreement. The economic terms of the lease will be negotiated between Sonic and MMRT and will depend on several factors, including:

     o the projected earnings capacity of the dealership,

     o the quality, age and condition of the dealership structure(s),

     o the location of the dealership property, and

     o the rent paid for comparable commercial properties.

As required by Sonic's charter, the terms of any lease agreement with MMRT involving total payments of more than $500,000 will be subject to the approval of Sonic's Board of Directors and of Sonic's independent directors to ensure that such terms are no less favorable to Sonic than would be available to Sonic in a transaction with an unrelated third party. When necessary, Sonic will also obtain independent appraisals to determine the fairness of lease terms to Sonic.

     For acquisitions where the dealership real property is owned by an unaffiliated third party and is leased to the dealership seller, MMRT will negotiate with the unaffiliated third party to acquire the dealership real property. If MMRT is successful in acquiring the dealership real property and Sonic completes its acquisition of the dealership business, then Sonic and MMRT will enter into a lease agreement regarding the dealership real property using the Alliance Agreement's lease form and will determine the economic terms of the lease according to the principles described in the paragraph above.

     Sonic has sold to MMR Holdings the Town and Country Toyota real estate for approximately $5.7 million and the Fort Mill Ford real estate for approximately $4.6 million. The sales price for each of these parcels of real property was determined in negotiations between Sonic and MMRT based on the projected earnings capacity of the dealership, from which a monthly lease payment was calculated. Using this rent calculation, Sonic and MMRT agreed to a capitalization rate for the lease payments in order to determine a purchase price for the properties themselves. This capitalization rate was based on several factors, including:

     o the quality, age and condition of the dealership structure(s),

     o the location of the dealership property,

     o the value of the properties for alternative uses,

     o the availability of similar properties in the area, and

     o recent sales prices for comparable commercial properties in the area.

An additional factor in determining Sonic's sales price for each of the properties were independent appraisals obtained by Sonic for the Town and Country Toyota property in December 1997 and Fort Mill Ford property in February 1996. These appraisals, after giving effect to the passage of time, indicate that the sales price payable to Sonic by MMRT for each of the properties exceeds the appraised fair value of such properties determined in the independent appraisals.

     Bruton Smith determined the sales price for each of these two properties, and such determination was approved by Sonic's Board of Directors and Sonic's independent directors. In giving their approval for these sales, Sonic's directors evaluated the earning capacities of the dealerships and the capitalization rates for the related leases through an analysis of the factors stated above as well as the previously mentioned independent appraisals.


Certain Dealership Leases

     Certain properties leased by Sonic's dealerships are, or since the beginning of the last fiscal year were, owned by Sonic's officers or directors or their affiliates. These leases contain terms comparable to, or more favorable to Sonic than, terms that would be obtained from unaffiliated third parties. Many of these properties as well as others are now owned or are under contract to be acquired by MMR Holdings, which Sonic expects will become a subsidiary of MMRT.

     Sonic leases or will lease 36 properties for 27 of its dealerships, described in the following table, from MMR Holdings. Sonic's directors have approved these "triple net leases," which require Sonic to pay all costs of operating the properties, as well as all taxes, utilities, insurance, repairs, maintenance and other property related expenses. These leases generally provide Sonic with options to renew the lease for two additional five year terms after the expiration of the initial lease term. The rental rates indicated below reflect minimum or "base" annual rents payable by Sonic in the first year of the applicable leases. Such rental rates generally are subject to increases either at renewal or every five years based on factors such as increases in the consumer price index or an evaluation of fair market rents.



                                                                                         Initial          Initial Lease
                         Property                                Location               Base Rent        Term Expiration
--------------------------------------------------------- ---------------------- ---------------------- ----------------
  Higginbotham Acura-Mercedes ........................... Daytona Beach, FL          $   221,288        2008
  Halifax Ford-Mercury .................................. New Smyrna Beach, FL           536,675(1)     2008
  Halifax Ford Used Cars ................................ Edgewater, FL                   72,875        2008
  Higginbotham Chevy-Olds ............................... New Smyrna Beach, FL           775,131(2)     2009
  Infiniti of Charlotte ................................. Charlotte, NC                  432,000        2008
  Town & Country Ford (Parcel #1) ....................... Charlotte, NC                  409,200(3)           2009(3)
  Town & Country Ford (Parcel #2) ....................... Charlotte, NC                  108,513(4)     2008
  Town & Country Toyota ................................. Charlotte, NC                  600,000        2008
  Lake Norman Chrysler-Plymouth-Jeep .................... Cornelius, NC                  480,000        2007
  Lake Norman Chrysler-Plymouth-Jeep (Parcel #2) ........ Cornelius, NC                  110,250        2008
  Lake Norman Dodge ..................................... Cornelius, NC                  480,000(1)     2007
  Westside Dodge ........................................ Columbus, OH                   600,000        2009
  Toyota West ........................................... Columbus, OH                   480,000        2009
  Hatfield Hyundai ...................................... Columbus, OH                   480,000        2009
  Hatfield Lincoln-Mercury .............................. Columbus, OH                   300,000        2009
  VW & Jeep-Eagle West .................................. Columbus, OH                   300,000        2009
  Westside Chrysler-Plymouth ............................ Columbus, OH                   300,000        2009
  Fort Mill Ford ........................................ Fort Mill, SC                  480,000        2008
  Century BMW ........................................... Greenville, SC                 420,000(5)     2008
  Heritage Lincoln-Mercury .............................. Greenville, SC                 313,898(5)     2008
  Century BMW ........................................... Spartanburg, SC                112,805(5)     2008
  Infiniti of Chattanooga ............................... Chattanooga, TN                344,224(1)(6)  2007
  BMW/Volvo of Chattanooga .............................. Chattanooga, TN                279,840(1)(6)  2007
  KIA/Volkswagon of Chattanooga ......................... Chattanooga, TN                132,840(6)     2007
  Town & Country Ford of Cleveland ...................... Cleveland, TN                  281,424(1)(6)  2007
  Cleveland Honda ....................................... Cleveland, TN                  154,296(6)     2007
  Volkswagen of Nashville ............................... Nashville, TN                  147,000        2008
  Ron Craft Chrysler Plymouth Jeep ...................... Baytown, TX                    210,000        2008
  Lone Star Ford ........................................ Houston, TX                    360,000(7)           2009(7)
                                                                                     -------------
   Total Initial Base Rent Payabale to MMR Holdings .....                            $ 9,922,259
                                                                                     =============

---------
(1) Initial base rent indicated is the total rent payable on more than one property parcel utilized by the dealership.

(2) The Higginbotham Chevy-Olds dealership is presently under construction and is expected to be completed and available for leasing in January 1999. MMR Holdings will acquire this property after the completion of construction.

(3) The rent on Town & Country Ford (Parcel #1) is currently below market rates, as supported by independent appraisal. This lease will terminate by December 31, 1999. As a condition to MMRT's ultimate acquisition of this property, Sonic and MMRT have signed a new lease taking effect on January 1, 2000, providing for fair market annual rent of $1,140,000 and expiring on December 31, 2009.

  Town & Country Ford (Parcel #2) was owned by STC Properties ("STC"), which was a joint venture in which Town & Country Ford maintained a 5% undivided interest and SFC owned the remaining 95%. In October 1998, MMR Holdings acquired this property by issuing its membership interests to SFC and paying $425,000 to Town & Country Ford. STC leased this property in 1998 to Sonic at the annual rent indicated.

(4) Until its acquisition by MMR Holdings in October 1998, Town & Country Ford (Parcel #2) was owned by Bruton Smith and, in 1998, was leased to Sonic at the annual base rent indicated.

(5) In July 1998, Chartown, a general partnership controlled by Bruton Smith ("Chartown"), acquired the real property on which this dealership operated. Chartown then leased the property to the Sonic subsidiary that acquired the assets of the dealership at the annual rental rate indicated. In December 1998, MMR Holdings acquired this property from Chartown subject to the existing lease.

(6) This dealership previously leased its property from Nelson Bowers, Sonic's former Executive Vice President and a former director, or his affiliates. In November 1998, MMR Holdings acquired this property subject to the existing lease. Sonic negotiated this lease in connection with acquisition of the dealership from Nelson Bowers in 1997 and paid 1998 rent to Mr. Bowers or his affiliates at the indicated rate.

(7) The rent on Lone Star Ford is currently below market rates, as supported by independent appraisal This lease will terminate by December 31, 1999. As a condition to MMRT's ultimate acquisition of this property, Sonic and MMRT have signed a new lease taking effect on January 1, 2000, providing for fair market annual rent of $1,140,000 and expiring on December 31, 2009.

  The Lone Star Ford property was owned by Viking Investments Associates, a Texas association controlled by Bruton Smith ("Viking"). In October 1998, MMR Holdings acquired the Lone Star Ford property. Viking leased this property in 1998 to Sonic at the annual rent indicated.


Chartown Transactions

     Chartown is a general partnership engaged in real estate development and management. Before Sonic's reorganization before its initial public offering, Town & Country Ford maintained a 49% partnership interest in Chartown with the remaining 51% held by SMDA Properties, LLC, a North Carolina limited liability company ("SMDA"). Bruton Smith owns an 80% direct membership interest in SMDA with the remaining 20% owned indirectly through SFC. In addition, SFC also held a demand promissory note for approximately $1.6 million issued by Chartown (the "Chartown Note"), which was uncollectible due to insufficient funds. As part of our reorganization, the Chartown Note was canceled and Town & Country Ford transferred its partnership interest in Chartown to SFC for nominal consideration. SFC then agreed to indemnify Town & Country Ford for any and all obligations and liabilities, whether known or unknown, relating to Chartown and Town & Country Ford's ownership of Chartown.


The Bowers Volvo Note

     In connection with Volvo's approval of Sonic's acquisition of a Volvo franchise from Nelson Bowers in 1997, Volvo, among other things, conditioned its approval upon Nelson Bowers acquiring and maintaining a 20% interest in Sonic's Chattanooga Volvo subsidiary operating the Volvo franchise. Mr. Bowers financed all of the purchase price for this 20% interest by issuing a promissory note (the "Bowers Volvo Note") in favor of Sonic Automotive of Nevada, Inc., the wholly owned subsidiary of Sonic that controls a majority interest in Chattanooga Volvo. The Bowers Volvo Note is secured by Mr. Bowers' interest in Chattanooga Volvo.

     The Bowers Volvo Note is for a principal amount of $900,000 and bears interest at the lowest applicable federal rate as published by the U.S. Treasury Department in effect on November 17, 1997. Accrued interest is payable annually. The operating agreement of Chattanooga Volvo provides that profits and distributions are to be allocated first to Mr. Bowers to the extent of interest to be paid on the Bowers Volvo Note and next to the other members of Chattanooga Volvo according to their percentages of ownership. No other profits or any losses of Chattanooga Volvo will be allocated to Mr. Bowers under this arrangement. Sonic anticipates that Mr. Bowers' interest in Chattanooga Volvo will be redeemed and the Bowers Volvo Note will be due and payable in full when Volvo no longer requires Mr. Bowers to maintain his interest in Chattanooga Volvo, which Sonic expects will occur in the near future.


Other Transactions

   o Beginning in early 1997, certain of the Sonic dealerships entered into arrangements to sell to their customers credit life insurance policies underwritten by American Heritage Life Insurance Company, an insurer unaffiliated with the Company. American Heritage in turn reinsured all of these policies with Provident American Insurance Company, a Texas insurance company. Under these arrangements, the Sonic dealerships paid an aggregate of $576,000 to American Heritage in premiums for these policies for the year ended December 31, 1997. Sonic terminated this arrangement with American Heritage in 1997. Provident American is a wholly owned subsidiary of SFC.

   o Town & Country Ford and Lone Star Ford had each made several non-interest bearing advances to SFC, a company controlled by Bruton Smith. In preparation for our 1997 reorganization, a demand promissory note by SFC evidencing $2.1 million of these advances was canceled in June 1997 in exchange tor the redemption of certain shares of the capital stock of Town & Country Ford held by SFC. In addition, a demand promissory note by SFC evidencing of $0.5 million of these advances was canceled in June 1997 pursuant to a dividend. Approximately $0.5 million remain outstanding under these arrangements at December 31, 1997.

   o As part of the purchase price in connection with Sonic's acquisition of the Bowers Automotive Group in November 1997, Sonic issued its promissory note in the principal amount of $4.0 million in favor of Nelson Bowers (the "Bowers Acquisition Note"). The Bowers Acquisition Note is payable in 28 equal quarterly installments and bears interest at the prime rate less 0.5%.

   o Sonic made certain advances to SFC in 1997, which amounts are currently outstanding. As of December 31, 1997, the amounts receivable from SFC with respect to such advances totaled $622,000.

   o Town and Country Toyota has an amount payable to Bruton Smith, which payable totals approximately $0.8 million as of December 31, 1997. This loan bears interest at 8.75% per annum.

   o Certain subsidiaries of Sonic (such subsidiaries together with Sonic and SFC are referred to as the "Sonic Group") filed consolidated federal income tax returns with SFC for several years before our reorganization. These joint filings were for 1996 and for the period ending on June 30, 1997. Under applicable federal tax law, each corporation included in SFC's consolidated return is jointly and severally liable for any resultant tax. Under a tax allocation agreement dated as of June 30, 1997, however, Sonic agreed to pay to SFC, in the event that additional federal income tax is determined to be due, an amount equal to Sonic's separate federal income tax liability computed for all periods in which any member of the Sonic Group has been a member of SFC's consolidated group less amounts previously recorded by Sonic. Also pursuant to such agreement, SFC agreed to indemnify Sonic for any additional amount determined to be due from SFC's consolidated group in excess of the federal income tax liability of the Sonic Group for such periods. The tax allocation agreement establishes procedures with respect to tax adjustments, tax claims, tax refunds, tax credits and other tax attributes relating to periods ending prior to the time that the Sonic Group shall leave SFC's consolidated group.

     Sonic acquired Town & Country Ford, Lone Star Ford, Town & Country Toyota, Fort Mill Ford and Frontier Oldsmobile-Cadillac in its 1997 reorganization pursuant to four separate stock subscription agreements. These subscription agreements allowed the acquisition of 100% of the capital stock or membership interests, as the case may be, of each of the five dealerships from Sonic Financial, Bruton Smith, the Egan Group (an assignee of Mr. Egan) and Bryan Scott Smith in exchange for certain amounts of Sonic's Class B Common Stock. See "Principal and Selling Stockholders."

     For additional information concerning related party transactions of Sonic, see Note 7 to the financial statements of Sonic in this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     Sonic's authorized capital stock consists of (a) 50,000,000 shares of Class A common stock, $.01 par value, (b) 15,000,000 shares of Class B common stock, $.01 par value, and (c) 3,000,000 shares of Preferred Stock, $.10 par value (of which 300,000 shares have been designated as Class A convertible Preferred Stock). As of February 3, 1999, Sonic had 12,031,170 outstanding shares of Class A common stock, 12,400,000 outstanding shares of Class B common stock and 22,179.3 outstanding shares of Class A convertible preferred stock.

     The following summary description of Sonic's capital stock does not purport to be complete and is qualified in its entirety by reference to Sonic's charter amendment (which was filed as an exhibit to Sonic's Registration Statement on Form S-1 (File No. 333-33295)), Sonic's Certificate of Designations relating to the Preferred Stock (the "Designation") (which was filed as an exhibit to Sonic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), and to Delaware law. Reference is made to such exhibits and to Delaware law for a detailed description of the provisions thereof summarized below.


Common Stock

     Sonic's Class A common stock and Class B common stock are equal in all respects except for voting rights, conversion rights of the Class B common stock and as required by law, as discussed more fully below.


     Voting Rights; Conversion of Class B Common Stock to Class A Common Stock

     The voting powers, preferences and relative rights of the Class A common stock and the Class B common stock are subject to the following provisions. Holders of Class A common stock have one vote per share on all matters submitted to a vote of the stockholders of Sonic. Holders of Class B common stock are entitled to ten votes per share except as described below. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by Delaware Law. There is no cumulative voting with respect to the election of directors.

     In the event any shares of Class B common stock held by a member of the Smith Group are transferred outside of the Smith Group, such shares will automatically be converted into shares of Class A common stock. In addition, if the total number of shares of common stock held by members of the Smith Group is less than 15% of the total number of shares of common stock outstanding, all of the outstanding shares of Class B common stock automatically will be reclassified as Class A common stock. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A common stock must be identical to that received by holders of Class B common stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the classes of common stock.

     Notwithstanding the foregoing, the holders of Class A common stock and Class B common stock vote as a single class, with each share of each class entitled to one vote per share, with respect to any transaction proposed or approved by the Board of Directors of Sonic or proposed by or on behalf of holders of the Class B common stock or as to which any member of the Smith Group or any affiliate thereof has a material financial interest other than as a then existing stockholder of Sonic constituting a

  o "going private" transaction,

  o sale or other disposition of all or substantially all of Sonic's assets,


  o sale or transfer which would cause the nature of Sonic's business to be no longer primarily oriented toward automobile dealership operations and related activities, or

  o merger or consolidation of Sonic in which the holders of the common stock will own less than 50% of the common stock following such transaction.

     A "going private" transaction is defined as any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934. An "affiliate" is defined as (a) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with any member of the Smith Group, (b) any corporation or organization (other than Sonic or a majority-owned subsidiary of Sonic) of which any member of the Smith Group is an officer, partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which any member of the Smith Group has a substantial beneficial interest, (c) a voting trust or similar arrangement pursuant to which any member of the Smith Group generally controls the vote of the shares of common stock held by or subject to such trust or arrangement, (d) any other trust or estate in which any member of the Smith Group has a substantial beneficial interest or as to which any member of the Smith Group serves as trustee or in a similar fiduciary capacity, or (e) any relative or spouse of any member of the Smith Group or any relative of such spouse, who has the same residence as any member of the Smith Group.

     As used in this prospectus, the term the "Smith Group" consists of the following persons:

     o Mr. Smith and his guardian, conservator, committee, or attorney-in-fact;


     o William S. Egan and his guardian, conservator, committee, or attorney-in-fact;

     o each lineal descendant of Messrs. Smith and Egan (a "Descendant") and their respective guardians, conservators, committees or attorneys-in-fact; and

     o each "Family Controlled Entity."

     The term "Family Controlled Entity" means (a) any not-for-profit corporation if at least 80% of its board of directors is composed of Mr. Smith, Mr. Egan and/or Descendants; (b) any other corporation if at least 80% of the value of its outstanding equity is owned by members of the Smith Group; (c) any partnership if at least 80% of the value of the partnership interests are owned by members of the Smith Group; and (d) any limited liability or similar company if at least 80% of the value of the company is owned by members of the Smith Group. For a discussion of the effects of the disproportionate voting rights of the common stock, see "Risk Factors -- Concentration of Voting Power and Antitakeover Provisions of our Charter May Reduce Stockholder Value in Any Potential Change of Control of Sonic."

     Under Sonic's charter and Delaware law, the holders of Class A common stock and/or Class B common stock are each entitled to vote as a separate class, as applicable, with respect to any amendment to Sonic's Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.


     Dividends

     Holders of the Class A common stock and the Class B common stock are entitled to receive ratably such dividends, if any, as are declared by our Board of Directors out of funds legally available for that purpose. An additional requirement is that dividends paid in shares of Class A common stock shall be paid only to holders of Class A common stock, and dividends paid in shares of Class B common stock shall be paid only to holders of Class B common stock. Sonic's charter provides that if there is any dividend, subdivision, combination or reclassification of either class of common stock, a proportionate dividend, subdivision, combination or reclassification of the other class of common stock must be made at the same time.


     Other Rights

     Stockholders of Sonic have no preemptive or other rights to subscribe for additional shares. In the event of the liquidation, dissolution or winding up of Sonic, holders of Class A common stock and Class B common stock are entitled to share ratably in all assets available for distribution to holders of common stock after payment in full of creditors. No shares of any class of common stock are subject to a redemption or a sinking fund.


     Transfer Agent and Registrar

     First Union National Bank is the transfer agent and registrar for the common stock.


Preferred Stock

     Dividends. The preferred stock has no preferential dividends. Rather, holders of preferred stock are entitled to participate in dividends payable on the Class A common stock on an "as-if-converted" basis.

     Voting Rights. Each share of preferred stock entitles its holder to a number of votes equal to that number of shares of Class A Common Stock into which it could be converted as of the record date for the vote.

     Liquidation Rights. The preferred stock has a liquidation preference of $1,000 per share.

     Conversion Rights. Each share of preferred stock is convertible into shares of Class A common stock at the holder's option at specified conversion rates. After the second anniversary of the date of issuance, any shares of preferred stock which have not been converted are subject to mandatory conversion to Class A common stock at the option of Sonic. No fractional shares of Class A common stock will be issued upon conversion of any shares of preferred stock. Instead, Sonic will pay cash equal to the value of such fractional share.

     Generally, each share of preferred stock is convertible into that number of shares of Class A common stock that has an aggregate Market Price at the time of conversion equal to $1,000 (with certain adjustments for the Series II and Series III preferred stock). "Market Price" is defined as the average closing price per share of Class A common stock on the New York Stock Exchange for the twenty trading days immediately preceding the date of conversion. If the Class A common stock is no longer listed on the New York Stock Exchange, then the Market Price will be determined on the basis of prices reported on the principal exchange on which the Class A common stock is listed, or if not so listed, prices furnished by NASDAQ. If the Class A common stock is not listed on an exchange or reported on by NASDAQ, then the Market Price will be determined by Sonic's Board of Directors.

     Before the first anniversary of the date of issuance of preferred stock, each holder of preferred stock is unable to convert without first giving Sonic ten business days' notice and an opportunity to redeem such preferred stock at the then applicable redemption price.

     Redemption. The preferred stock is redeemable at Sonic's option at any time after the date of issuance. The redemption price for the Series I preferred stock is $1,000 per share. The redemption price for the Series II preferred stock and the Series III preferred stock is as follows: (a) prior to the second anniversary of the date of issuance, the redemption price is the greater of $1,000 per share or the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption, and (b) after the second anniversary of the date of issuance, the redemption price is the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption. There is no restriction on Sonic's ability to redeem the preferred stock while there is an arrearage in payment of dividends on such preferred stock.


Delaware Law, Certain Charter and Bylaw Provisions and Certain Franchise
   Agreement Provisions

     Certain provisions of Delaware Law and of Sonic's Charter and Bylaws, summarized in the following paragraphs, may be considered to have an antitakeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

     Delaware Antitakeover Law. Sonic is subject to the provisions of Delaware law, including Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (b) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (c) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Sonic to date has not made this election.


     Classified Board of Directors. Sonic's Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for Sonic. Moreover, under Delaware law, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing only the board of directors to fill vacant directorships, will preclude stockholders of Sonic from removing incumbent directors without cause, simultaneously gaining control of the Board of Directors by filing the vacancies with their own nominees.

     Special Meetings of Stockholders. Sonic's Bylaws provide that special meetings of stockholders may be called only by the Chairman or by the Secretary or any Assistant Secretary at the request in writing of a majority of Sonic's Board of Directors. Sonic's Bylaws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting; the powers of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Sonic's Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of Sonic, (a) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 60 days nor more than 90 days prior to such anniversary date, and, (b) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

     Conflict of Interest Procedures. Sonic's charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in transactions involving arms'-length dealing with unrelated third parties. Moreover, any such transaction involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of Sonic's independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transactions to be issued by an investment banking or appraisal firm of national standing.

     Restrictions under Franchise Agreements. Sonic's franchise agreements impose restrictions on the transfer of the common stock. A number of Manufacturers prohibit transactions which affect changes in management control of Sonic. For instance, Ford may cause Sonic to sell or resign from its Ford franchises if any person or entity acquires 15% or more of Sonic's voting securities. Likewise, General Motors, Toyota and Infiniti may force the sale of their respective franchises if 20% or more of Sonic's voting securities are so acquired. Honda may force the sale of Sonic's Honda franchise if any person or entity, other than members of the Smith Group, acquires 5% of the Common Stock (10% if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory. Volkswagen has approved of the public sale of only 25% of the voting control of Sonic and requires prior approval of any change in control or management of Sonic that would affect Sonic's control or management of its Volkswagen franchisee subsidiaries. Chrysler also has approved of the public sale of only 50% of the Common Stock and requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic. Such restrictions may prevent or deter prospective acquirers from obtaining control of Sonic. See "Risk Factors -- Manufacturer Stock Ownership/Issuance Limits Limit Sonic's Ability to Issue Additional Equity to Meet Its Financing Needs."


                      DESCRIPTION OF CERTAIN INDEBTEDNESS

The Revolving Facility

     In October 1997, Sonic obtained the Revolving Facility from Ford Motor Credit in the principal amount of $26.0 million. Sonic and Ford Motor Credit increased the aggregate amount available to borrow under this facility to a maximum $75.0 million in December 1997, and Ford Motor Credit has committed to increase this amount to a maximum $100 million effective November 1998, pursuant to the Revolving Facility's terms. The Revolving Facility bears interest at the Revolving Facility Prime Rate and matures in December 1999, unless we request that such term be extended, at the option of Ford Motor Credit, for up to three (3) additional one year terms. However, if the amount of debt exceeds the sum of the scaled assets (as defined in the Revolving Facility), then the interest rate will be the prime rate plus 1.0%. No assurance can be given that such extensions will be granted. As of September 30, 1998, there were no amounts outstanding under the Revolving Facility. We anticipate amounts to be drawn under the Revolving Facility to be used to repay certain existing indebtedness, for paying a portion of the cash purchase price of our pending acquisitions, for the acquisition of additional dealership subsidiaries in the future as approved by Ford Motor Credit and to provide general working capital needs of Sonic not to exceed $10 million. Proceeds of the offering will be used to temporarily repay these amounts.

     Sonic agreed under the Revolving Facility not to pledge any of its assets to any third party (with the exception of currently encumbered real estate and assets of its dealership subsidiaries that are subject to previous pledges or liens as approved by Ford Motor Credit). The Revolving Facility also contains certain negative covenants made by Sonic, including covenants restricting or prohibiting the payment of dividends, capital expenditures and material dispositions of assets as well as other customary covenants. Moreover, the loss of voting control over Sonic by O. Bruton Smith, B. Scott Smith and their spouses or immediate family members or the failure by Sonic, with certain exceptions, to own all the outstanding equity, membership or partnership interests in its dealership subsidiaries will constitute an event of default under the Revolving Facility. Sonic did not meet the total base capital ratio and the adjusted total base capital ratio covenants at December 31, 1997, at March 31, 1998 and at June 30, 1998 and has obtained waivers with regard to such requirement from Ford Motor Credit. The waivers are subject to the requirement that Sonic meet a Total Base Capital Ratio and Adjusted Total Base Capital Ratio of 16 to 1 and 4 to 1, respectively, after June 30, 1998 and 8 to 1 and 2.5 to 1, respectively, after December 31, 1998. Sonic and Ford Motor Credit have amended the Revolving Credit Facility to provide that Sonic's senior subordinated notes (which are subordinated to the Revolving Facility) will be treated as equity capital for purposes of these ratios and, accordingly, Sonic is in compliance with these covenants after giving effect to the issuance of Sonic's senior subordinated notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Revolving Facility contains certain covenants which limit, among other things, our ability to pay dividends, make certain capital expenditures and make dispositions of material assets. Additional covenants require us to maintain certain ratios with respect to:

     o total debt to tangible base capital

     o total adjusted debt to base capital

     o current assets to current liablilities

     o earnings before interest, taxes, depreciation, amortization and rent expense less capital expenditures to fixed charges

     o earnings before interest, taxes, depreciation and amortization to interest expense

     o earnings before interest, taxes, depreciation and total adjusted debt to amortization

     o current lending commitment under the Revolving Facility to scaled assets.

     The indebtedness under the Revolving Facility and the Floor Plan Facility is secured by (1) a pledge by Sonic of all the capital stock, membership interests and partnership interests of all of its subsidiaries, (2) guaranties by all of Sonic's subsidiaries that are, in turn, secured by a lien on all of the assets of such subsidiaries (with the exception of the liens on the assets of Sonic's Ford dealership subsidiaries, which liens only secure such Ford subsidiaries' obligations under the Floor Plan Facility) and (3) a lien on all of Sonic's other assets, except for real estate owned by it or its subsidiaries. In addition, the Revolving Facility is partially secured by a pledge of shares of Speedway Motorsports, Inc. common stock owned by Sonic Financial Corporation, a corporation controlled by Bruton Smith. See "Certain Transactions -- The Smith Guarantees, Pledges and Subordinated Loan."


The Floor Plan Facility

     Sonic currently has in place the Floor Plan Facility, a standardized floor plan credit facility with Ford Motor Credit for each of its dealership subsidiaries. Each dealership subsidiary has its own agreement with Ford Motor Credit for its inventory financing needs. As of September 30, 1998, there was an aggregate of $174.0 million outstanding under the Floor Plan Facility. The Floor Plan Facility at September 30, 1998 had an effective rate of prime less 0.9%, subject to certain incentives and other adjustments. Typically new vehicle floor plan indebtedness exceeds the related inventory balances. The inventory balance is generally reduced by the Manufacturer's purchase discounts, and such reduction is not reflected in the related floor plan liability. These Manufacturer purchase discounts are standard in the industry, typically occur on all new vehicle purchases, and are not used to offset the related floor plan liability. These discounts are aggregated and generally paid to Sonic by the Manufacturer on a quarterly basis. The related floor plan liability becomes due as vehicles are sold.

     Sonic makes monthly interest payments on the amount financed under the Floor Plan Facility but is not required to make loan principal repayments prior to the sale of the vehicles. The underlying notes are due when the related vehicles are sold and are collateralized by vehicle inventories and other assets of the applicable dealership subsidiary. For a description of the security for repayment of the indebtedness of Sonic and its subsidiaries under the Floor Plan Facility, see " -- The Revolving Facility."

The Senior Subordinated Notes

     Pursuant to an indenture dated as of July 1, 1998, we issued $125 million of our senior subordinated notes to finance certain acquisitions we completed in 1998 and to repay amounts outstanding under the Revolving Facility. On December 7, 1998, we completed an exchange offer to exchange the senior subordinated notes for identical senior subordinated notes registered under the Securities Act of 1933. A copy of the indenture is attached as an exhibit to our Registration Statement on Form S-4 (Registration Nos. 333-64397 and 333-64397-001 through 333-64397-044), filed on November 5, 1998. We encourage you to read a copy of this indenture.

     Our senior subordinated notes bear interest at a rate of 11% per year, payable semiannually on February 1 and August 1. They are general unsecured obligations of Sonic. They rank behind all of our and our subsidiaries' current and future senior debt.

     All of our subsidiaries guaranteed the payment of the senior subordinated notes. If we default in payment of any principal, premium or interest payments due on the senior subordinated notes, each of our subsidiary guarantors are liable for any such payments.

     We cannot redeem our senior subordinated notes until August 1, 2003. On or after that date, we can redeem some or all of the senior subordinated notes at any time at the prices specified below, expressed as percentages of the principal amount, plus accrued and unpaid interest through the applicable redemption date, if redeemed during the 12 month period beginning August 1 of the years indicated below:



Year                             Percentage
------------------------------ -------------
  2003 .......................     105.500%
  2004 .......................     103.667%
  2005 .......................     101.833%
  2005 and thereafter ........     100.000%

     If we go through a change of control, we must give holders of the senior subordinated notes the opportunity to sell their senior subordinated notes to us at 101% of their face amount, plus accrued and unpaid interest. We might not be able to pay the required price for our senior subordinated notes presented to us at the time of a change of control, because we might not have enough funds at that time, or the terms of our senior debt may prevent us from paying.


     We may also have to use cash proceeds from a sale of our assets to offer to buy back senior subordinated notes at their face amounts, plus accrued interest.

     The indenture governing our senior subordinated notes limits what we and our subsidiaries may do. The provisions of the indenture limit, among other things, our ability to:

     o incur more debt

     o pay dividends and make distributions

     o issue guarantees and pledges for indebtedness

     o make certain restricted payments

     o make certain investments

     o transfer and sell assets

     o incur debt that is senior to our senior subordinated notes but junior to any other senior debt

     o create or incur liens

     o enter in transactions with affiliates

     o merge or consolidate

     These covenants are subject to a number of important exceptions set forth in the indenture.

     The indenture also contains standard events of default, including (in certain cases subject to customary grace periods) (1) defaults in payment of principal, premium or interest, (2) defaults in compliance with covenants in the indenture, (3) failure to pay more than $20 million of judgments and (4) certain events of bankruptcy by us and certain of our subsidiaries.

                       CERTAIN MANUFACTURER RESTRICTIONS

     Under agreements between Sonic and certain manufacturers, Sonic has agreed to provide the statements provided below.

     Sonic's agreements with Honda and Mercedes require that it provide the following statement in this prospectus:

     No automobile manufacturer has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer has made any statements or representations in connection with the offering or has provided any information or materials that were used in connection with the offering, and no automobile manufacturer has any responsibility for the accuracy or completeness of this prospectus.

     Under Sonic's Dealer Agreement with General Motors ("GM"), Sonic has agreed, among other things, to disclose the following provisions:

     Sonic will deliver to GM copies of all Schedules 13D and 13G, and all amendments thereto and terminations thereof, received by Sonic, within five days of receipt of such Schedules. If Sonic is aware of any ownership of its stock that should have been reported to it on Schedule 13D but that is not reported in a timely manner, it will promptly give GM written notice of such ownership, with any relevant information about the owner that Sonic possesses.

     If Sonic, through its Board of Directors or through shareholder action, proposes or if any person, entity or group sends Sonic a Schedule 13D, or any amendments thereto, disclosing (a) an agreement to acquire or the acquisition of aggregate ownership of more than 20% of the voting stock of Sonic and (b) Sonic, through its Board of Directors or through shareholder action, proposes or if any plans or proposals which relate to or would result in the following:
(i) the acquisition by any person of more than 20% of the voting stock of Sonic other than for the purposes of ordinary passive investment; (ii) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving Sonic or a sale or transfer of a material amount of assets of Sonic and its subsidiaries; (iii) any change which, together with any changes made to the Board of Directors within the preceding year, would result in a change in control of the then current Board of Sonic; or (iv) in the case of an entity that produces motor vehicles or controls or is controlled by or is under common control with an entity that either produces motor vehicles or is a motor vehicle franchisor, the acquisition by any person, entity or group of more than 20% of the voting stock of Sonic and any proposal by any such person, entity or group, through the Sonic Board of Directors or shareholders action, to change the Board of Directors of Sonic, then, if such actions in GM's business judgment could have a material or adverse effect on its image or reputation in the GM dealerships operated by Sonic or be materially incompatible with GM's interests (and upon notice of GM's reasons for such judgment), Sonic has agreed that it will take one of the remedial actions set forth in the next paragraph within 90 days of receiving such Schedule 13D or such amendment.

     If Sonic is obligated under the previous paragraph to take remedial action, it will (a) transfer to GM or its designee, and GM or its designee will acquire the assets, properties or business associated with any GM dealership operated by Sonic at fair market value as determined in accordance with GM's Dealership Agreement with Sonic, or (b) provide evidence to GM that such person, entity or group no longer has such threshold level of ownership interest in Sonic or that the actions described in clause (b) of the previous paragraph will not occur.

     Should Sonic or its GM franchisee subsidiary enter into an agreement to transfer the assets of the GM franchisee subsidiary to a third party, the right of first refusal described in the GM Dealer Agreement shall apply to any such transfer.

                        SHARES ELIGIBLE FOR FUTURE SALE
     As of February 3, 1999, Sonic had outstanding 12,031,170 shares of Class A common stock. All of these shares are freely transferable and may be resold without further registration under the Securities Act, except for any shares purchased by an "affiliate" of Sonic (as defined by Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule
144. In addition, the following shares of Class A common stock may be issued by Sonic or become available for public resale:


   Number of Shares of
  Class A Common Stock                   Manner of Holding and/or Issuance
------------------------   -------------------------------------------------------------
                           Issuable on conversion of 12,400,000 shares of our Class B
       12,400,000(1)
                           common stock owned by existing stockholders of Sonic.
                           These shares of Class A common stock are subject to
                           certain piggyback registration rights.
          242,782(1)       Issuable on exercise of warrants issued in our business
                           acquisitions.
        1,445,374(1)(2)    Issuable on conversion of outstanding shares of our Class
                           A convertible preferred stock that were issued in our
                           business acquisitions if such shares were converted to
                           shares of Class A common stock as of January 4, 1999.
        1,602,832          Issued in our business acquisitions and currently registered for sale under the Securities Act pursuant to a shelf
                           registration.
        2,076,306          Issuable on exercise of options granted under our 1997
                           Stock Option Plan. All such shares are registered for sale under the Securities Act.
          719,270          Isssuable on exercise of options granted under our
                           employee stock purchase plans. All such shares are
                           registered for sale under the Securities Act.
           60,000          Issuable on exercise of options granted under our Directors
                           Formula Stock Option Plan. All such shares are registered
                           for sale under the Securities Act.

---------
(1) All such shares are "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144.
(2) The number of shares of Class A common stock issuable upon conversion of outstanding shares of our Class A convertible preferred stock is an estimate based on the average of the daily closing prices for the Class A common stock on the NYSE for the 20 consecutive trading days ending one trading day before January 4, 1999. This number is subject to adjustment based on the common stock price on the date of conversion and could be materially more or less than this estimated amount depending on factors that we cannot presently determine. These factors include the future market price of the Class A common stock and the decisions of the holders of the preferred stock as to when to convert their shares of preferred stock. Generally, such issuances of Class A common stock will vary inversely with the market price of the Class A common stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period, such number of shares as does not exceed the greater of one percent of the then-outstanding shares of Class A common stock or the average weekly trading volume of Class A common stock during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Sonic. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements.
     All of the 12,400,000 shares of Class B common stock currently outstanding have been held for at least one year. Any transfer of shares of the Class B common stock to any person other than a member of the Smith Group will result in a conversion of such shares to Class A common stock. Additionally, Sonic has entered into a Registration Rights Agreement with Sonic Financial Corporation, Bruton Smith, Scott Smith and William Egan. The Registration Rights Agreement provides piggyback registration rights with respect to 12,500,000 shares of Class A common stock in the aggregate. Sonic Financial Corporation, Bruton Smith and Scott Smith have agreed to waive their registration rights in this offering. Mr. Egan elected to register 80,000 of his shares of Class A common stock in this offering and agreed to waive his registration rights in this offering for his remaining shares of common stock with registration rights.

     In connection with pending acquisitions, Sonic has agreed to issue $30.8 million in Class A common stock or securities convertible into Class A common stock. All of these shares have registration rights. Sonic intends to issue additional equity securities in future acquisitions. These shares may have registration rights as well as being eligible for sale under Rule 144.

     The availability of shares for sale or actual sales under Rule 144 and the perception that such shares may be sold may have a material adverse effect on the market price of the Class A common stock. Sales under Rule 144 also could impair Sonic's ability to market additional equity securities.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BancBoston Robertson Stephens, Inc., Stephens Inc. and NationsBanc Montgomery Securities LLC are acting as representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among Sonic, the selling stockholders and the Underwriters, Sonic and the selling stockholders have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from Sonic and the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.



                                                       Number of
                     Underwriter                        Shares
----------------------------------------------------- ----------
      Merrill Lynch, Pierce, Fenner & Smith
       Incorporated .................................
      BancBoston Robertson Stephens, Inc. ...........
      Stephens Inc. .................................
      NationsBanc Montgomery Securities LLC .........

      Total .........................................


     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A common stock being sold pursuant to such agreement if any of the shares of Class A common stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the Purchase Agreement, the commitments of non-defaulting Underwriters may be increased.

     The Representatives have advised Sonic and the selling stockholders that the Underwriters propose initially to offer the shares of Class A common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $   per share of Class A common stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Class A common stock to certain other dealers. After the offering, the offering price, concession and discount may be changed.

     Sonic, all of the executive officers and directors of Sonic and each selling stockholder have agreed, subject to certain exceptions, not to, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option to purchase, right or warrant to purchase, or otherwise transfer or dispose of any Class A common stock or securities convertible into or exchangeable or exercisable for Class A common stock, including shares of Class B common stock, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or part, directly or indirectly, the economic consequence of ownership of the Class A common stock, whether any such swap or transaction described above is to be settled by delivery of Class A common stock or such securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters, for a period of 90 days after the date of this prospectus; provided that Sonic may sell shares of Class A common stock to a third party as consideration for Sonic's acquisition from such third party of an automobile dealership, provided that such third party executes a lock-up agreement on substantially the same terms described above for a period expiring 90 days after the date of this prospectus.

     Sonic and one of the selling stockholders have granted options to the Underwriters, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 1,063,156 and 145,588 additional shares of Class A common stock, respectively, at the offering price set forth on the cover page of this prospectus, less the underwriting discount.

The Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the Class A common stock offered hereby. To the extent that the Underwriters exercise these options, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A common stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

     The following table shows the per share and total public offering price, underwriting discount to be paid by Sonic and the selling stockholders to the Underwriters and the proceeds before expenses to Sonic and the selling stockholders. This information is presented assuming either no exercise or full exercise by the Underwriters of their over-allotment options.



                                                                          Without    With
                                                              Per share    Option   Option
                                                             ----------- --------- -------
   Public Offering Price ................................... $           $         $
   Underwriting Discount ................................... $           $         $
   Proceeds, before expenses, to Sonic ..................... $           $         $
   Proceeds, before expenses, to the selling stockholders .. $           $         $

     The expenses of the offering (exclusive of the underwriting discount) are
estimated at $   and are payable by Sonic.

     The shares of Class A Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Sonic and the selling stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Class A common stock is listed on the NYSE, under the symbol "SAH."

     Until the distribution of the Class A common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A common stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of Class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock.

     If the Underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares of Class A common stock than are set forth on the cover page of this prospectus, the Representatives may reduce that short position by purchasing Class A common stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither Sonic, the selling stockholders nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither Sonic, the selling stockholders nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancBoston Robertson Stephens, Inc. and NationsBanc Montgomery Securities LLC have acted as underwriters and initial purchasers in connection with previous financings by Sonic for which they received customary fees. Stephens Inc. has acted as a financial advisor to Sonic in connection with various acquisitions over the past several years for which it has received customary fees. Stephens Inc. may act as such a financial advisor in the future.

                                 LEGAL MATTERS

     Parker, Poe, Adams & Bernstein L.L.P., Charlotte, North Carolina, counsel to Sonic, will render an opinion that the shares of Class A common stock offered hereby, when issued and paid for in accordance with the terms of the Underwriting Agreement, will be duly authorized, validly issued, fully paid and nonassessable. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, has served as counsel to the Underwriters in connection with this offering.


                                    EXPERTS

     The consolidated financial statements of Sonic Automotive, Inc. and Subsidiaries, the combined financial statements of Clearwater Dealerships and Affiliated Companies, the combined financial statements of Hatfield Automotive Group, the financial statements of Economy Honda Cars, the financial statements of Casa Ford of Houston, Inc., the combined financial statements of Higginbotham Automotive Group, the financial statements of Dyer & Dyer, Inc., the combined financial statements of Bowers Dealerships and Affiliated Companies, the combined financial statements of Lake Norman Dodge, Inc. and Affiliated Companies, and the financial statements of Ken Marks Ford, Inc., all incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                WHERE YOU CAN FIND MORE INFORMATION ABOUT SONIC

     Sonic files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and information relate to Sonic's business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Commission's Public Reference Room in Washington, D.C. by calling the Commission at 1-800-SEC-0330. Copies may be obtained from the Commission upon payment of the prescribed fees. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding Sonic and other registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Such information may also be read and copied at the offices of the New York Stock Exchange (the "NYSE") at 20 Broad Street, New York, New York 10005.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

  1.   Sonic's Annual Report on Form 10-K for its fiscal year ended December 31, 1997 (File No. 1-13395) (dated
       March 31, 1998) and Form 10-K/A Amendment No. 1 (dated April 8, 1998).
  2.   Sonic's Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 1998, June 30, 1998 and
       September 30, 1998.
  3.   Sonic's Current Reports on Form 8-K, filed the following dates: March 30, 1998, July 9, 1998, and July 24,
       1998.
  4.   Sonic's Amended Current Report on Form 8-K/A, filed on July 24, 1998, amending its Current Report on Form
       8-K filed on March 30, 1998.
  5.   Sonic's Amended Current Report on Form 8-K/A, filed on August 20, 1998, amending its Current Report on
       Form 8-K filed on July 24, 1998.
  6.   The consolidated financial statements of Sonic Automotive, Inc. and Subsidiaries, the combined financial statements of Clearwater Dealerships and Affiliated Companies, the combined financial statements of Hatfield
       Automotive Group, the financial statements of Economy Cars, Inc., the financial statements of Casa Ford of
       Houston, Inc., the combined financial statements of the Higginbotham Automotive Group, the financial statements of Dyer & Dyer, Inc., the combined financial statements of Bowers Dealerships and Affiliated
       Companies, the combined financial statements of Lake Norman Dodge, Inc. and Affiliated Companies and the
       financial statements of Ken Marks Ford, Inc. included in Sonic's Registration Statement on Form S-4
       (Registration Nos. 333-64397 and 333-64397-001 through 333-64397-044) dated November 3, 1998.

     Sonic will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Written or telephone requests should be directed to Mr. Todd Atenhan, Director of Investor Relations, 5401 East Independence Blvd., P.O. Box 18747, Charlotte, North Carolina, 28212, Telephone (888) 766-4218.

     This prospectus is a part of a Registration Statement on Form S-3 (the "Registration Statement") filed with the Commission by Sonic. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of such documents filed as an exhibit to the Registration Statement or such other filing. Copies of the Registration Statement and these exhibits may be obtained from the Commission as indicated above upon payment of the fees prescribed by the Commission.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                8,058,293 Shares

[GRAPHIC OMITTED]




                             Class A Common Stock





                                ---------------
                              P R O S P E C T U S
                               ---------------
                              Merrill Lynch & Co.


                         BancBoston Robertson Stephens


                                 Stephens Inc.


                     NationsBanc Montgomery Securities LLC





                                       , 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II


                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses to be borne by the Registrant in connection with the issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions. All expenses other than the SEC registration fee, the NASD filing fee and the NYSE listing fee are estimated.


           SEC registration fee ...........................     $39,050
           NASD filing fee ................................      14,545
           NYSE listing fee ...............................        *
           Transfer agent's fees and expenses .............        *
           Accounting fees and expenses ...................        *
           Legal fees and expenses ........................        *
           "Blue Sky" fees and expenses (including legal fee)      *
           Costs of printing and engraving ................        *
           Miscellaneous ..................................        *
                                                            -----------
  Total ...................................................     $  *
                                                            ===========

---------
* To be furnished by amendment


Item 15. Indemnification of Directors and Officers

     Sonic's Bylaws effectively provide that Sonic shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, Sonic's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit that personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith of which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Sonic maintains insurance against liabilities under the Securities Act of 1933 for the benefit of its officers and directors.

     Section 6 of the Purchase Agreement between the Underwriters and Sonic (filed as Exhibit 1.1 to this Registration Statement) provides that the Underwriters severally and not jointly will indemnify and hold harmless Sonic and each director, officer or controlling person of Sonic from and against any liability caused by any statement or omission in the Registration Statement or prospectus based upon information furnished to Sonic by the Underwriters for use in the Registration Statement or prospectus. The Purchase Agreement also provides for indemnification by Sonic of the Underwriters and each person, if any, who controls any Underwriter against certain liabilities under the Securities Act of 1933, as amended.

              Item 16. Exhibits and Financial Statement Schedules



 Exhibit No.                                                   Description
-------------   ---------------------------------------------------------------------------------------------------------
  1.1**         Purchase Agreement by and among Sonic Automotive, Inc., Merrill Lynch, Pierce, Fenner & Smith
                Incorporated, BancBoston Robertson Stephens, Inc., Stephens Inc. and NationsBanc Montgomery
                Securities LLC.
  3.1*          Amended and Restated Certificate of Incorporation of Sonic (incorporated by reference to Exhibit 3.1 to Sonic's Registration Statement on Form S-1 (File No. 333-33295) (the "Form S-1")).
  3.2*          Bylaws of Sonic (incorporated by reference to Exhibit 3.2 to the Form S-1).
  3.3*          Certificate of Designation relating to Class A Convertible Preferred Stock (incorporated by reference to
                Exhibit 4.1 to Sonic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the
                "1998 First Quarter Form 10-Q")).
  4.1*          Form of Certificate for Class A Common Stock (incorporated by reference to Exhibit 4.1 to the Form
                S-1).
  4.2*          Indenture dated as of July 1, 1998 between Sonic Automotive, Inc. and U.S. Bank Trust National
                Association (incorporated by reference to Exhibit 4.2 to Sonic's Registration Statement on Form S-4
                (File Nos. 333-64397 and 333-64397-001 through 333-64397-044) (the "Form S-4")).
  5.1**         Opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of the securities being registered.
 11.1*          Statement regarding computation of per share earnings (incorporated by reference to Exhibit 11.1 to the 1997 Form 10-K).
 23.1           Consent of Deloitte & Touche LLP.
 23.2**         Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in Exhibit 5.1).
 24.1           Powers of Attorney (included on the signature pages of this Registration Statement).
 27.1*          Financial Data Schedule (incorporated by reference to Exhibit 27 to Sonic's Quarterly Report on Form
                10-Q for the quarter ended September 30, 1998).

---------
* Filed previously.
** To be filed by amendment.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such Registrant's annual report pursuant to section 13(a) or section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, state of North Carolina, on February 4, 1999.

                                        SONIC AUTOMOTIVE, INC.


                                        By: /s/  O. BRUTON SMITH
                                          -------------------------------------

                                          O. Bruton Smith

                                          Chairman and Chief Executive
                                          Officer


                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Sonic Automotive, Inc., do hereby constitute and appoint Messrs. O. Bruton Smith, Bryan Scott Smith, and Theodore M. Wright, each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable Sonic Automotive, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for any and all of us in our names, in the capacities stated below, any and all amendments (including post-effective amendments) hereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:



                      Signature                                         Title                         Date
----------------------------------------------------  ---------------------------------------- -----------------
 /s/  O. BRUTON SMITH                                 Chairman, Chief Executive Officer and    February 4, 1999
 ----------------------------------                     Director (principal executive officer)
 O. Bruton Smith

 /s/  BRYAN SCOTT SMITH                               President, Chief Operating Officer and   February 4, 1999
 ----------------------------------                     Director
 Bryan Scott Smith


/s/  DENNIS D. HIGGINBOTHAM                           President of Retail Operations and       February 4, 1999
 ----------------------------------                     Director
 Dennis D. Higginbotham

  /s/  THEODORE M. WRIGHT                             Chief FinancialOfficer (principal        February 4, 1999
 ----------------------------------                     financial and accounting officer),
 Theodore M. Wright                                     Vice President -- Finance, Treasurer,
                                                        Secretary and Director


 /s/  WILLIAM P. BENTON                               Director                                 February 4, 1999
 ----------------------------------
 William P. Benton

/s/  WILLIAM R. BROOKS                                Director                                 February 4, 1999
 ----------------------------------
 William R. Brooks

 /s/  WILLIAM I. BELK                                 Director                                 February 4, 1999
 ----------------------------------
 William I. Belk

                               INDEX TO EXHIBITS




                                                                                                         Sequential
 Exhibit No.                                         Description                                          Page No.
-------------   -------------------------------------------------------------------------------------   -----------
  1.1**         Purchase Agreement by and among Sonic Automotive, Inc., Merrill Lynch, Pierce,
                Fenner & Smith Incorporated, BancBoston Robertson Stephens, Inc., Stephens Inc.
                and NationsBanc Montgomery Securities LLC.
  3.1*          Amended and Restated Certificate of Incorporation of Sonic (incorporated by reference to Exhibit 3.1 to Sonic's Registration Statement on Form S-1 (File
                No. 333-33295) (the "Form S-1")).
  3.2*          Bylaws of Sonic (incorporated by reference to Exhibit 3.2 to the Form S-1).
  3.3*          Certificate of Designation relating to Class A Convertible Preferred Stock
                (incorporated by reference to Exhibit 4.1 to Sonic's Quarterly Report on Form 10-Q
                for the quarter ended March 31, 1998 (the "1998 First Quarter Form 10-Q")).
  4.1*          Form of Certificate for Class A Common Stock (incorporated by reference to
                Exhibit 4.1 to the Form S-1).
  4.2*          Indenture dated as of July 1, 1998 between Sonic Automotive, Inc. and U.S. Bank
                Trust National Association (incorporated by reference to Exhibit 4.2 to Sonic's
                Registration Statement on Form S-4 (File Nos. 333-64397 and 333-64397-001
                through 333-64397-044) (the "Form S-4")).
  5.1**         Opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of the securities being registered.
 11.1*          Statement regarding computation of per share earnings (incorporated by reference to
                Exhibit 11.1 to the 1997 Form 10-K).
 23.1           Consent of Deloitte & Touche LLP.
 23.2**         Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in Exhibit 5.1).
 24.1           Powers of Attorney (included on the signature pages of this Registration Statement).
 27.1*          Financial Data Schedule (incorporated by reference to Exhibit 27 to Sonic's
                Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

---------
* Filed previously.
** To be filed by amendment.